     As filed with the Securities and Exchange Commission on August 20, 1998
                                                     Registration No. 333-53729

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 2

                                       TO

                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------
                            GARY PLAYER GOLF, INC.*
                (Name of Small Business Issuer in its Charter)

        Delaware                             3949                       95-4553128
(State or Other Jurisdiction        (Primary Standard Industrial     (I.R.S. Employer
of Incorporation or Organization)   Classification Code Number)     Identification No.)

                              2811 Airpark Drive
                         Santa Maria, California 93455
                                (805) 346-1600
         (Address and Telephone Number of Principal Executive Offices)
                             ---------------------
                              2811 Airpark Drive
                         Santa Maria, California 93455
                                (805) 346-1600
(Address of Principal Place of Business or Intended Principal Place of
                                   Business)
                             ---------------------
              Alfonso J. Cervantes, Jr., Chief Executive Officer
                           Golf One Industries, Inc.
                              2811 Airpark Drive
                         Santa Maria, California 93455
                                (805) 346-1600
           (Name, Address and Telephone number of Agent for Service)
                            ---------------------
                       Copies of all communications to:



    ALAN B. SPATZ, ESQ.                             ROBERT J. MITTMAN, ESQ.
   JOHN J. MCILVERY, ESQ.                             Tenzer Greenblatt LLP
   Troop Steuber Pasich Reddick & Tobey, LLP          The Chrysler Building
    2029 Century Park East                             405 Lexington Avenue
   Los Angeles, California 90067                    New York, New York 10174
  Telephone: (310) 728-3200                         Telephone: (212) 885-5000
  Facsimile: (310) 728-2200                         Facsimile: (212) 885-5001

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ---------------------
     *As disclosed on page 3 of the Prospectus included as part of this Registration Statement, the Prospectus gives effect to a name change to be effected on or prior to the effective date of the Registration Statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Secur-ities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  PRELIMINARY PROSPECTUS DATED AUGUST 20, 1998
                              SUBJECT TO COMPLETION



[LOGO]
                               1,600,000 Shares
                            GARY PLAYER GOLF, INC.

                                 Common Stock


     Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. It is anticipated that the Common Stock will be quoted on the Nasdaq SmallCap Market under the symbol "PLYR." For a discussion of the factors considered in determining the initial public offering price, see "Underwriting."



                            ---------------------

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS"
                COMMENCING ON PAGE 7 AND "DILUTION" ON PAGE 18.


                            ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

================================================================================


                          Price         Underwriting       Proceeds
                            to          Discounts and         to
                          Public       Commissions(1)     Company(2)
--------------------------------------------------------------------------------
Per Share .........   $      7.00      $      .70        $      6.30
--------------------------------------------------------------------------------
Total (3) .........   $11,200,000      $1,120,000        $10,080,000

================================================================================

(1) In addition, the Company has agreed to pay to the Underwriter a 3% nonaccountable expense allowance, to sell the Underwriter warrants (the "Underwriter's Warrants") to purchase 160,000 shares of Common Stock and to retain the Underwriter as a financial consultant. The Company has also agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses, including the nonaccountable expense allowance in the amount of $336,000, estimated at $1,026,000 payable by the Company.


(3) The Company has granted the Underwriter an option, exercisable within 45 days from the date of this Prospectus, to purchase up to an aggregate of 240,000 additional shares of Common Stock on the same terms as set forth above, solely for the purpose of covering over-allotments, if any. If the Underwriter's over-allotment option is exercised in full, the price to public, underwriting discounts and commissions and proceeds to Company will be $12,880,000, $1,288,000 and $11,592,000, respectively. See
    "Underwriting."



     The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of the Underwriter, 650 Fifth Avenue, New York,
New York 10019, on or about       , 1998.


                             ---------------------
                          Whale Securities Co., L.P.
                  The date of this Prospectus is        , 1998

                                   [PICTURES]



Inside Front Cover of Prospectus:






















     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS, ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK AND WARRANTS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

                                   [PICTURES]



Inside Fold Out Spread (2 pages) of Prospectus:

                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except with respect to historical financial statements and unless the context indicates otherwise, all information in this Prospectus, including per share data and information relating to the number of shares outstanding (i) has been adjusted to give retroactive effect to the 1-for-2 reverse stock split effected by the Company prior to the date of this Prospectus; (ii) gives effect to the Player Acquisition (as hereinafter defined); (iii) reflects the change of the Company's name from "Golf One Industries, Inc." to "Gary Player Golf, Inc." immediately prior to this offering; (iv) reflects the issuance of 15,306 shares of Common Stock in exchange for the cancellation of $75,000 of indebtedness immediately following consummation of this offering; and (v) assumes no exercise of the Underwriter's over-allotment option to purchase 240,000 additional shares of Common Stock. The statements which are not historical facts contained in this Prospectus are forward-looking statements that involve risks and uncertainties, including those described under "Risk Factors." The Company's actual results may differ materially from the results discussed in the forward-looking statements.



                                  The Company


     Gary Player Golf, Inc. (the "Company") is engaged primarily in the direct marketing of Gary Player(R) brand golf clubs through telemarketing, direct response television, the Internet and direct mail. To date, substantially all of the Company's sales have been generated through telemarketing activities conducted at the Company's three call centers and direct response television. By marketing its clubs directly to consumers, the Company believes it offers its clubs at lower price points than comparable products offered by competitors through retail outlets, such as golf pro shops and specialty golf stores.



     Prior to the offering, the Company marketed its Gary Player golf clubs pursuant to an agreement with the Gary Player Group, Inc. ("GPG") which authorized the Company to sell golf clubs, accessories and apparel only through direct marketing channels in the United States and Canada. On the date of this Prospectus, the Company purchased the assets of the golf equipment operations of GPG (the "Player Acquisition"), including principally two licenses (the "Player Licenses") which together give the Company the perpetual, worldwide, exclusive right to use the name and likeness of Gary Player, the professional golfer, and ancillary marks, including Black Knight(TM) and the Knight's Head logo, in connection with the manufacture, marketing and distribution of golf clubs, accessories and apparel for an annual license fee for up to ten years and a royalty of up to 3% of net receipts. The Company also acquired in the Player Acquisition existing sublicenses based on the Player Licenses, and an immaterial amount of inventory, furniture and fixtures, and accounts receivable. The Player Acquisition purchase price consisted of $250,000 and the issuance of 571,429 shares of Common Stock, and the assumption by the Company of liabilities of GPG in the aggregate amount of $1,100,000. In connection with the Player Acquisition, Gary Player became Chairman of the Board of Directors of the Company and the Company changed its name from Golf One Industries, Inc. to Gary Player Golf, Inc.



     Golf is popular both as a professional sport and a leisure activity. According to the National Golf Foundation ("NGF"), the number of persons age 12 and older playing at least one round of golf per year in the United States increased from approximately 20 million in 1986 to 25 million in 1996, while the total number of rounds of golf played in the United States increased from approximately 400 million to 477 million during the same period. In 1994, golfers in the United States spent an estimated $15.1 billion on golf equipment, related merchandise and greens fees, compared to $7.8 billion in 1986. Wholesale shipments of golf clubs, balls, bags, gloves and shoes in the United States increased from approximately $1.6 billion in 1991 to $2.9 billion in 1996. During 1996, approximately two million persons in the United States played a round of golf for the first time. The Company believes that the popularity of golf and sales of golf equipment and related merchandise will rise in the future due to the increasing interest in golf of the aging "baby boom" population.

     The Company's principal product line is the Gary Player Black Knight line of titanium irons, titanium driver and woods, and specialty clubs. These clubs feature lightweight graphite shafts, oversized club heads with larger "sweet spots" and a low center of gravity, and are designed to achieve increased lift, distance and accuracy. The Company custom assembles each set of golf clubs based upon the customer's physical attributes, golfing ability and personal preferences elicited from the customer upon placement of the order. Custom specifications include length and flex of shaft, overall club weight and grip preference. The Company uses heads and shafts manufactured to the Company's specifications by various golf component manufacturers, which currently include Aldila, Inc. (shafts), and grips manufactured by Eaton Golf Pride.

     The Company's objective is to increase sales by capitalizing on the increasing popularity of golf and Gary Player's knowledge, reputation and achievements as a professional golfer. The Company's strategy to increase sales includes:

   o Increase telemarketing sales by establishing additional telemarketing call centers and adding telemarketers to its existing call centers.

   o Increase direct response television marketing by producing and broadcasting additional infomercials and direct response television commercials.

   o Sublicense the right to use the Gary Player trademarks in connection with the manufacturing, marketing and sale of a wide variety of golf accessories, such as golf bags, gloves and headwear, and apparel, such as outerwear, rain gear and casual golf wear in various markets throughout the world.

   o Create and distribute mail order catalogs offering Gary Player brand golf clubs, accessories and apparel sold by the Company and its sublicensees.

   o Increase advertising of its Internet web site and create or acquire additional content for its web site to increase sales via the Gary Player Pro Shop, the Company's online store, and to generate leads for telemarketing and direct mail.

   o Establish international marketing operations, either directly or through sublicensing or joint venture arrangements.

   o Increase consumer awareness of the Company and its products through print advertising in golf and golf-related publications and participation in golf and direct marketing industry trade shows.

     Since its inception, the Company has incurred significant losses. Following the Player Acquisition and this offering, the Company intends to expand its operations by increasing its telemarketing activities and commencing other forms of direct marketing, and by sublicensing rights to the Gary Player trademarks to third parties. The Company has limited experience implementing a multi-faceted marketing strategy, expects to incur significant up-front expenditures and operating costs in connection with expanding its operations, and could continue to incur losses for the foreseeable future. There can be no assurance that the Company will be able to capitalize on the expanded scope of the Player Licenses, implement its marketing strategies, achieve market acceptance for the Gary Player trademarks or achieve profitable operations.

     The Company was incorporated under the laws of the State of Delaware in October 1995. Unless the context requires otherwise, all references to the "Company" include the Company's wholly-owned subsidiaries, Gran Prix Marketing, Inc. and Rhino Marketing, Inc. Gary Player(R), Black Knight(TM), Par Saver(TM) and the Knight's Head logo are trademarks owned by Gary Player and are used by the Company pursuant to the Player Licenses. The Company's principal executive offices are located at 2811 Airpark Drive, Santa Maria, California 93455, its telephone number is (805) 346-1600, and its Internet web site address is http://www.garyplayerdirect.com.

                                 The Offering


Common Stock offered.....   1,600,000 shares


Common Stock to be
 outstanding after this

 offering(1).............   4,740,870 shares


Use of Proceeds..........   The Company intends to use the net proceeds of
                            this Offering to repay outstanding indebtedness; for marketing and advertising; to purchase and maintain an increased level of inventory; for the Player
                            Acquisition, including the payment of certain indebtedness and account payables assumed by the Company; and for working capital and general corporate purposes. See "Use of Proceeds."

Risk Factors.............   The shares of Common Stock offered hereby are
                            speculative and involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" and "Dilution."

Proposed Nasdaq SmallCap
 Market Symbol...........   "PLYR"


-------------
(1) Does not include (i) 160,000 shares of Common Stock reserved for issuance upon exercise of the Underwriter's Warrants; (ii) 370,750 shares of Common Stock reserved for issuance upon exercise of options granted or available for future grant under the Company's 1998 Stock Option Plan (the "1998 Plan") and other non-plan options; and (iii) 2,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. See "Management -- Stock Option Plan," "Shares Eligible for Future Sale" and "Underwriting."


                            ----------------------
     Notice to California Investors: Each purchaser of Common Stock in California must be an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or satisfy one of the following suitability standards;
(i) minimum gross income of $65,000 and a net worth (exclusive of home, home furnishings and automobiles) of $250,000; or (ii) minimum net worth (exclusive of home, home furnishings and automobiles) of $500,000.

     Notice to Washington Investors: Each purchaser of Common Stock in Washington must be an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

     Notice to Ohio Investors: Each purchaser of Common Stock in Ohio must be an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

     Notice to South Carolina Investors: Each purchaser of Common Stock in South Carolina must be an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

                         Summary Financial Information

     The summary financial information set forth below is derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus. During 1997, the Company changed its fiscal year end from December 31 to March 31.


Statement of Operations Data:

                                                      Year Ended       Three Months
                                                     December 31,    Ended March 31,
                                                         1996              1997
                                                    --------------  -----------------
Net sales ........................................   $  4,424,544      $  909,718
Cost of goods sold ...............................      1,619,568         422,983
Gross profit .....................................      2,804,976         486,735
Operating expenses ...............................      6,197,358       1,059,455
Other expenses ...................................        666,289          73,881
Net loss .........................................     (4,058,671)       (646,601)
Net loss per share(1) ............................   $      (4.22)     $     (.55)
Weighted average shares of Common Stock
 outstanding .....................................        965,529       1,243,634
Pro forma net loss(2) ............................
Pro forma net loss per share(1)(2) ...............
Pro forma weighted average shares outstanding(2) .


                                                       Year Ended             Three Months
                                                       March 31,             Ended June 30,
                                                          1998            1997            1998
                                                    ---------------  -------------  ---------------
                                                                              (unaudited)
Net sales ........................................   $  4,768,032     $1,137,534      $ 2,853,067
Cost of goods sold ...............................      1,973,105        342,114        1,174,609
Gross profit .....................................      2,794,927        795,420        1,678,458
Operating expenses ...............................      6,568,875      1,235,077        2,813,199
Other expenses ...................................      1,850,566         39,211        1,365,087
Net loss .........................................     (5,624,514)      (478,868)      (2,499,828)
Net loss per share(1) ............................   $      (3.89)    $     (.39)     $     (1.50)
Weighted average shares of Common Stock
 outstanding .....................................      1,484,147      1,343,200        1,694,454
Pro forma net loss(2) ............................   $ (5,901,956)                    $(2,448,641)
Pro forma net loss per share(1)(2) ...............   $      (2.95)                    $     (1.10)
Pro forma weighted average shares outstanding(2) .      2,055,576                       2,265,883


Balance Sheet Data:


                                                              June 30, 1998
                                          -----------------------------------------------------
                                                Actual          Pro Forma(3)     As Adjusted(4)
                                          -----------------  -----------------  ---------------
Working capital (deficit) ..............    $  (8,561,807)     $  (6,994,783)     $ 2,102,062
Total assets ...........................        2,773,332          7,877,364       13,277,969
Total liabilities ......................       10,008,231          9,069,763        5,828,511
Stockholders' equity (deficit) .........       (7,234,899)        (1,192,399)       7,449,458


-------------
(1) The net loss per share is computed after deduction for preferred dividend requirements. See Consolidated Financial Statements.

(2) Gives effect to the net loss incurred by GPG for the twelve months ended March 31, 1998 and for the three months ended June 30, 1998 and attributable to the assets acquired by the Company in the Player Acquisition, adjusted to account for intercompany transactions between the Company and GPG, amortization expenses related to the Player Licenses, and the issuance of 571,429 shares of Common Stock and the payment of $250,000 to GPG pursuant to the Player Acquisition. See Consolidated Financial Statements -- Pro Forma Consolidated Financial Statements.
(3) Gives effect to: (i) the Player Acquisition, pursuant to which the Company acquired certain assets (including the Player Licenses) in exchange for 571,429 shares of Common Stock, $250,000 and the assumption of liabilities in the aggregate amount of $1,100,000 ($205,000 of which is being converted into 41,837 shares of Common Stock); (ii) the conversion of the outstanding shares of Series B Convertible Preferred Stock into 286,325 shares of Common Stock; (iii) the issuance of 175,109 shares of Common Stock in exchange for outstanding warrants; (iv) the issuance of 421,352 shares of Common Stock in exchange for the cancellation of $1,752,500 of indebtedness and $36,500 of accrued interest; (v) the extension of the maturity of $552,500 principal amount of indebtedness to a date 13 months following the consummation of this offering; (vi) cancellation of $48,500 of accounts payable and accrued liabilities; (vii) cancellation of 92,033 shares of Common Stock; (viii) the issuance of 14,500 shares of Common Stock for services; and (ix) the issuance of 36,339 shares of Common Stock as additional interest expense (collectively, the "Pro Forma Adjustments"). See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Consolidated Financial Statements -- Pro Forma Consolidated Financial Statements.
(4) Gives effect to: (i) the Pro Forma Adjustments: (ii) the sale of 1,600,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom; and (iii) $454,988 of deferred offering costs and non-recurring charges of $412,143 representing loan discounts and costs. See "Use of Proceeds."

                                 RISK FACTORS

     The securities offered hereby are highly speculative and involve a high degree of risk and therefore should not be purchased by anyone who cannot afford a loss of his or her entire investment. Each prospective investor should carefully consider the following risk factors before purchasing shares of Common Stock offered by this Prospectus.



     Limited Relevant Operating History; Significant and Continuing Losses. The Company was organized in October 1995, commenced marketing of a now discontinued line of golf clubs in November 1995, and commenced marketing of its Gary Player Gran Prix and Gary Player Black Knight lines of golf clubs in February 1997 and November 1997, respectively. Following the date of this Prospectus, the Company will begin marketing its Gary Player brand golf clubs through additional direct marketing techniques and begin marketing Gary Player golf accessories and apparel. Accordingly, the Company has a limited relevant operating history upon which an evaluation of its prospects and future performance can be made. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the operation and expansion of a new business and commercialization of new products. The Company has incurred net losses of $4,058,671 for the year ended December 31, 1996, $646,601 for the three months ended March 31, 1997, $5,624,514 for the year ended March 31, 1998 and $2,499,828 for the three months ended June 30, 1998. At June 30, 1998, the Company had an accumulated deficit of $13,607,644. The Company expects to incur substantial up-front capital expenditures and operating costs in connection with the expansion of its marketing efforts and product lines, which may result in significant losses for the foreseeable future. The Company will also incur non-recurring charges during the remaining nine months of fiscal year ending March 31, 1999 of approximately $690,000 relating to loan discounts and costs. There can be no assurance that the Company will ever achieve profitable operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Consolidated Financial Statements.

     Significant Capital Requirements; Working Capital Deficit; Dependence on Proceeds for Implementation of Business Strategy; Continuing Need for Additional Financing. Since inception, the Company's cash requirements have exceeded its cash flows from operations and, at June 30, 1998, the Company had a working capital deficit of $8,561,807. As a result, the Company has depended on loans and sales of securities to fund its operations. The Company must increase its net sales to obtain sufficient cash flows from operations to meet its cash requirements. The Company is dependent upon the proceeds of this offering to implement its growth strategy and finance its short-term working capital requirements. If the net proceeds of this offering and projected revenues prove to be insufficient to fund the implementation of the Company's growth plan or working capital requirements, the Company could be required to seek additional financing sooner. The Company has no current arrangements with respect to any additional financing, and it is not anticipated that existing stockholders will provide any portion of the Company's future financing requirements. Consequently, there can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail and possibly cease its operations. In addition, any additional equity financing may involve substantial dilution to the interests of the Company's then existing stockholders. See "Use of Proceeds", "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note B (Going Concern) to Notes to Consolidated Financial Statements.

     Dependence on Player Licenses and Gary Player. Pursuant to the Player Licenses, the Company has the perpetual worldwide, exclusive right to use Gary Player's name and likeness and certain ancillary marks in connection with the manufacture, marketing and distribution of golf clubs, accessories and apparel. The Company expects to derive all of its revenues for the foreseeable future from exploitation of its rights under the Player Licenses. The Company is required to make certain minimum payments during the first ten years of the Player Licenses (ranging from $225,000 in the first year to $350,000 in each of the last six years), to pay royalties of up to 3% of net receipts from sales of licensed products, and to obtain the licensors' approval to the specific manner in which the Gary Player name is used in connection with the Company's marketing efforts and on the Company's products. Failure to make any required payment under, or other material breach of, the Player Licenses could result in termination of the licenses which would have a material adverse effect on the Company.

In addition, the Company may not assign the Player Licenses except in connection with a sale of all or substantially all of the assets of the Company to, or a merger of the Company with, a person or entity other than a person or entity whose sales of golf clubs exceed 10% of the total sales of golf clubs during the calendar year, whose name includes the name of a recognized professional golfer or has over 25% of its capital stock owned by a recognized professional golfer. Gary Player and his son, Marc B. Player, as the Chairman of the Board and a Director of the Company, respectively, would be in a conflict of interest position with the Company on any matter presented to the Board of Directors which could adversely affect the Player Licenses or the revenues derived under the Player Licenses. See "Business -- Player Licenses."

     The Company is also dependent upon the reputation of Gary Player and his continuing services to the Company, primarily his availability to appear in infomercials and commercials. Failure or any significant delay in Gary Player being available for the Company, his death, disability or retirement from tournament play or any significant decline in the level of his tournament play could have a material adverse effect on the Company. In addition, the commission by Gary Player of any serious crime, act of moral turpitude or other serious act which adversely affects his reputation could also have an adverse effect on the Company. While the Company has obtained "key-man" insurance on the life of Gary Player in the amount of $5,000,000, there can be no assurance that the proceeds of this policy will be sufficient to offset the loss to the Company in the event of the death of Gary Player.

     Uncertainty of Market Penetration. The golf equipment industry is currently dominated by several companies which have strong brand name recognition. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and consumer recognition for the Company's products will require significant efforts and expenditures by the Company to inform potential customers about the Company's products. Although the Company intends to use a substantial portion of the net proceeds of this offering for marketing and advertising, there can be no assurance that the Company will be able to penetrate existing markets for golf equipment and related accessories on a broad basis, position its products to appeal to a broad base of customers, or that any marketing efforts undertaken by the Company will result in any increased demand for or greater market acceptance of the Company's products. See "Business."

     Competition. The markets for the Company's golf clubs and accessories are highly competitive and contain limited barriers to entry. The Company competes primarily on the basis of providing higher quality products at its products' price points. The Company competes with golf equipment manufacturers and marketers as well as manufacturers and marketers of other sporting equipment that offer consumers products with similar entertainment or recreational value, such as ski and tennis equipment. Many of these competitors are well established companies with broad consumer recognition and greater financial, marketing, distribution, personnel and other resources than the Company. The golf equipment industry is currently dominated by four companies, Callaway Golf Company, Titleist/Cobra Golf, Karsten Manufacturing (Ping) and Taylor Made, which, in the aggregate, accounted for approximately 50% of the golf clubs sold in the United States in 1997. In addition, the Company is aware of a number of companies which use infomercials to sell golf clubs (principally specialty clubs). Competition in the market for golf apparel is also extremely competitive. The Company intends to compete in this market by attempting to establish the Gary Player brand and offering, principally through sublicensees, a variety of products at various price and quality levels. In the golf apparel market, the Company will compete with a large number of manufacturers and retailers of golf and other sports apparel and casual and outerwear. There can be no assurance that the Company will be able to compete successfully.


     Risks Relating to Telemarketing Activities. To date, substantially all of the Company's sales have been generated through telemarketing. The success of telemarketing companies is subject to a number of risks and uncertainties, including the ability to obtain a number of customer "leads" with an acceptable rate of successful sales ("quality leads"). The proposed expansion of the Company's telemarketing efforts will require the Company to obtain a greater number of quality leads. While the Company has no reason to believe that it will not be able to acquire the increasing numbers of quality leads it will require at acceptable prices, the unavailability of quality leads could result in incremental marketing costs without corresponding increased sales. Moreover, the Company also believes that sales through telemarketing result in higher product return rates than sales through retail stores. See"Business -- Direct Marketing -- Telemarketing" and "--Product Returns; Warranty."


     Risks Relating to Direct Response Television Marketing. The Company intends to expand its direct marketing efforts through direct response television, including infomercials and direct response commercials. The success of direct response television is speculative and will depend upon numerous factors, including the Company's ability to produce infomercials and commercials which attract and retain viewer interest, feature products that appeal to viewers and generate revenues sufficient to offset their cost of production and broadcast. Industry sources estimate that only one out of eight infomercials generate a level of sales sufficient to offset the costs associated with their production and broadcast. The Company has limited experience in utilizing direct response television to market its products, having only broadcast one infomercial in 1996, test marketed another infomercial in 1997 and recently began to test market one direct response commercial. The infomercial test marketed in 1997 did not result in consumer acceptance and was discontinued. The Company attributes the poor response to the infomercial primarily to the type of golf clubs (steel club heads) being marketed, and not to the effectiveness of infomercials as a means to sell golf clubs. At the time the Company broadcast the infomercial, club heads with titanium-face inserts were being introduced into the market. In the future, the Company intends to offer in its infomercials products with features that are popular in the market and in demand by consumers, which the Company believes will result in greater consumer response to its infomercials. The revenues generated by the direct response commercial which the Company recently began to test market have exceeded the media costs incurred in broadcasting the commercial. The production and broadcast of infomercials and commercials also require up-front cash expenditures. The Company expects that a typical infomercial will cost approximately $200,000 to $300,000 to produce and a typical direct response commercial will cost approximately $25,000 to $50,000 to produce. Media broadcast time, the largest expense in marketing through infomercials and commercials, must be paid for in advance and typically accounts for a substantial portion of the total costs associated with the marketing of products through direct response television, depending upon the broadcast markets and hours at which the infomercial or commercial airs. Media costs have increased recently and greater demand for broadcast time could result in increased costs, as well as the unavailability of preferred hours and channels for broadcast and the unwillingness of broadcasters to air the Company's advertisements. See "Business -- Direct Marketing -- Direct Response Television."

     Product Returns. The Company currently accepts returns of golf clubs for any reason generally 60 days following delivery of the clubs. As is typical of companies which market products primarily through telemarketing, the Company has experienced high product return rates. The Company recorded allowances for returns of 45%, 40%, 50% and 44% of gross sales for the year ended December 31, 1996, the three months ended March 31, 1997, the year ended March 31, 1998 and the three months ended June 30, 1998, respectively. The Company believes that its product return rate has been high because, until the introduction of the Gary Player Black Knight line of golf clubs in the quarter ended December 31, 1997, the Company offered only steel clubs at a time when the market increasingly demanded titanium clubs. Although the Company believes that its product return rate will decline as the Company currently features titanium clubs and as its market recognition increases, the Company expects to continue to experience a high product return rate because its direct marketing customers do not have the opportunity to examine the Company's golf clubs before they are purchased. A continuing high product return rate or product returns which significantly exceed the Company's allowances for returns will adversely affect the Company's operating results. Moreover, the Company offers returned products as demonstration models at significantly reduced prices, after cleaning and refurbishing the products. Any inability to resell returned products could result in a significant buildup of inventory of demonstration models which may become obsolete and could otherwise adversely affect operating results. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business -- Product Returns; Warranty."

     Consumer Preferences and Industry Trends. The golf equipment industry is characterized by frequent introductions of new products and innovations and is subject to rapidly changing consumer preferences and industry trends (such as the recent introduction of titanium clubs and oversized club heads), which may adversely affect the Company's ability to plan for future design, development and marketing of its products. Because of rapidly changing consumer preferences and industry trends, most golf club models and designs have short product life cycles. In addition, new club models and basic designs are frequently introduced and often rejected by customers. Although the Company does not devote significant resources to product design and does not strive to be a market innovator in club design, the Company's success will depend on its ability to anticipate and respond to these factors and introduce products that meet consumer expectations. There can be no assurance that the Company will be able to anticipate and respond to changing consumer preferences and industry trends or that competitors will not develop and commercialize new innovations that render the Company's golf clubs less marketable. See "Business -- Competition."

     The Company's future operating results are also likely to be dependent upon the continuing popularity of golf as a sport and leisure activity. Although golf has gained increasing popularity over the last several years, there can be no assurance that its popularity as a sport and leisure activity will continue. Any significant decline in the popularity of golf could materially adversely affect the Company. Moreover, golf, as a leisure activity, is affected by a number of factors relating to discretionary consumer spending, including general economic conditions affecting disposable consumer income such as employment and business conditions, interest rates and taxation. Any significant change in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, and golfers specifically, could have a material adverse effect on the Company. See "Business -- The Golf Industry."

     Risks Relating to Sublicensing. The Company's growth strategy includes sublicensing to third parties the right to manufacture and market various types of golf accessories and apparel under the Gary Player trademarks. In connection with the Player Acquisition, the Company assumed several sublicenses granted by GPG, some of which historically have not satisfied minimum purchase requirements or generated material revenues. While the Company believes that sublicensees will devote sufficient resources to successfully commercialize products using the Company's trademarks, the time and resources devoted to these activities generally will be contributed and controlled by the sublicensees and not the Company. The Company does not expect that its sublicensing agreements will prohibit sublicensees from selling competitive products. There can be no assurance that the Company will be able to enter into any additional sublicenses or that any sublicensing arrangements will result in material revenues for the Company. See "Business -- Sublicensing."

     Risks Relating to Operation of a Web Site and Advertising on the Internet. One element of the Company's growth strategy is to expand its Internet web site and increase Internet and online computer service advertising. Accordingly, the satisfactory performance, reliability and availability of the Company's web site, transaction-processing systems and network infrastructure will be important to the Company's reputation and its ability to attract visitors to its web site and maintain adequate customer service levels. Because the Company's web site is an integrated element of the Company's growth strategy, any system interruptions that result in the unavailability of the Company's web site or reduced order fulfillment performance could reduce the volume of golf clubs, accessories and apparel sold and could adversely affect consumer perception of the Company and the Company's web site, either of which could have a material adverse effect on the Company. The Company's Internet web site relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Any compromise of the Company's security could have a material adverse effect on the Company. See "Business -- Direct Marketing -- Internet Web Site."

     Dependence on Continued Growth of Online Commerce. The success of the Company's marketing efforts through the Internet will be substantially dependent upon the widespread acceptance and use of the Internet and online services as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the Internet and online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the Internet and online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty. Moreover, critical issues concerning the commercial use of the Internet, such as ease of access, security, reliability, cost and quality of service, remain unresolved and may affect the growth of Internet use or the attractiveness of conducting commerce online. In addition, the Internet and online services may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet and online services continue to experience significant growth, there can be no assurance that the infrastructure of the Internet and online services will prove adequate to support increased user demands. If use of the Internet and online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and online services does not effectively support growth that may occur, or if the Internet and online services do not become a viable commercial marketplace, the success of the Company's Internet related efforts would be materially adversely affected.

     Dependence on a Limited Number of Suppliers. The Company currently purchases its club heads from two sources, its shafts from two sources and its grips from one source. The Company purchases its components pursuant to purchase orders placed from time to time and, except for those purchase orders, none of its suppliers is obligated to deliver specified quantities of components or to deliver components for any specified period. Accordingly, the Company is substantially dependent on the ability of its suppliers to provide adequate inventories of golf club components on a timely basis and on acceptable terms. The Company's suppliers also produce components for certain of the Company's competitors, as well as other large customers, and there can be no assurance that any such supplier will have sufficient production capacity to satisfy the Company's inventory or scheduling requirements during any period of sustained demand or that the Company will not be subject to the risk of price fluctuations and periodic delays. Although the Company believes that its relationships with its suppliers are satisfactory and that alternative sources of each of the components are currently available, the loss of the services of a supplier or substantial price increases imposed by a supplier could result in production delays, thereby causing cancellation of orders by customers and/or price increases resulting in reduced margins. See "Business -- Supply, Assembly and Delivery."

     Dependence on Credit Card Processor. Substantially all of the Company's sales are paid for by credit card. The Company has entered into an agreement with Cardservice International, Inc. ("CSI") pursuant to which CSI provides to the Company credit card processing services. The Company is dependent upon CSI to timely process, collect and accurately report customer payments to avoid delays in collection. Failure by CSI to perform its services in accordance with the Company's requirements could result in collection delays which could adversely affect the Company's operating results and financial condition. Although the Company believes that alternate sources for such services are available, the unavailability or interruption of services from CSI would result in a material interruption of the Company's operations. In addition, CSI has the right to withhold all or a portion of the proceeds from sales as a reserve against customer charge-backs and returns. Currently, CSI does not withhold any amount from the Company and if it elects to do so in the future to any significant extent, the Company's cash flow would be adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

     Fluctuations in Operating Results. The Company's operating results vary significantly from period to period as a result of customer purchasing patterns, new product introductions by the Company and its competitors, product returns and pricing. Since golf is a warm weather sport and demand for golf equipment declines during the colder months, sales of the Company's products are seasonal, with the Company typically experiencing lower sales from December through February (during the Company's third and fourth fiscal quarters). The Company also expects that its operating results will vary in the future due to the timing and success of proposed direct response marketing activities. Unexpected events, including delays in securing adequate supplies of golf club components or shipping orders (either of which could result in increased cancellations), increased product return rates or delays or failure of direct response marketing, particularly during periods of peak sales, could result in material losses. There can be no assurance that the foregoing factors will not have an adverse effect on the Company's future operating results. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

     Government Regulation. The Company's direct marketing operations are subject to numerous Federal and state regulations, as well as general public scrutiny. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers to between 8:00 a.m. and 9:00 p.m., and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and the Federal Trade Commission ("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future operations. The infomercial industry is also regulated by the FTC, the Consumer Product Safety Commission, the Federal Communications Commission, various states' attorneys general and other state and local consumer protection agencies. The Company's marketing activities and/or products may become subject to the scrutiny of each of these regulatory agencies. Compliance with regulations promulgated by these agencies is generally the responsibility of the Company, and the

Company could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. Noncompliance by the Company with any rules and regulations enforced by a Federal or state consumer protection authority may subject the Company or its management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect the Company's business, financial condition and results of operations.


     Dependence Upon Key Personnel; Need for Qualified Personnel. The success of the Company will be largely dependent on the personal efforts of Joseph J. White, its Chief Executive Officer, and Alfonso J. Cervantes, Jr., its President. Although the Company has entered into two-year employment agreements with each of Messrs. White and Cervantes, the loss of the services of either of such officers could have a material adverse effect on the Company's business and prospects. While the Company has obtained "key-man" insurance on the lives of Messrs. White and Cervantes in the amount of $2,000,000 and $1,000,000, respectively, there can be no assurance that the proceeds of these policies will be sufficient to offset the loss to the Company in the event of the death of either of these executives. The success of the Company will also be dependent upon its ability to hire and retain additional qualified marketing, industry, technical and financial personnel. The Company faces considerable competition from other sporting equipment manufacturers and direct marketers for such personnel, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to attract and retain additional qualified personnel, and any inability to do so could have a material adverse effect on the Company. See "Management."

     Influence by Management. Upon consummation of this offering, the Company's officers and directors will beneficially own, in the aggregate, approximately 17.2% of the outstanding Common Stock. Accordingly, such persons will continue to exert influence over the outcome of all matters submitted to a vote of the holders of Common Stock, including the election of directors, amendments to the Company's Certificate of Incorporation and approval of significant corporate transactions. Such consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of the Company that might be beneficial to other stockholders. See "Management" and "Principal Stockholders."

     Use of Proceeds to Repay Indebtedness; Broad Discretion in Application of Proceeds. The Company has allocated approximately $3,205,100 (or 35.4%) of the net proceeds of this offering to repay outstanding indebtedness, including liabilities assumed by the Company in the Player Acquisition. Accordingly, such proceeds will not be available for other corporate purposes. In addition, approximately $2,048,900 (or 22.6%) of the net proceeds of this offering has been allocated to working capital and general corporate purposes. Management will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

     Immediate and Substantial Dilution. This offering will result in an immediate and substantial dilution of $6.50 per share (or 92.9%) between the adjusted net tangible book value per share of Common Stock after this offering and the initial public offering price per share. See "Dilution."

     No Dividends. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain net income for use in connection with the expansion of its business and for general corporate purposes. The declaration and payment of future dividends, if any, will be at the sole discretion of the Company's Board of Directors and will depend upon the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. See "Dividend Policy" and "Description of Securities -- Common Stock."

     Shares Eligible for Future Sale; Registration Rights. Upon the consummation of this offering, the Company will have 4,740,870 shares of Common Stock outstanding, of which the 1,600,000 shares being offered hereby will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 3,140,870 shares of Common Stock outstanding are "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act, and in the future may be sold publicly only pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rules 144 or 701 or pursuant to another exemption under the Securities Act. Of the 3,140,870 restricted shares, an aggregate of 961,040 shares have piggyback registration rights, and the Company has granted the Underwriter demand and piggyback registration rights with respect to the shares of

Common Stock issuable upon exercise of the Underwriter's Warrants. No prediction can be made as to the effect, if any, that sales of such securities or the availability of such securities for sale will have on the market prices prevailing from time to time. While stockholders (including the Company's officers and directors) holding an aggregate of 3,014,931 shares of Common Stock have agreed not to (i) sell or otherwise dispose of any shares of Common Stock in any public market transaction (including pursuant to Rule 144) or (ii) exercise any registration rights for a period of 12 months following the date of this Prospectus without the Underwriter's prior written consent, the possibility that a substantial number of the Company's securities may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. The Underwriter has agreed that it will not consent to the sale or other dispositions of approximately 740,310 of these shares during such twelve month period. See "Description of Securities" and "Shares Eligible for Future Sale."

     No Assurance of Public Market; Arbitrary Determination of Offering Price; Possible Volatility of Market Price of Common Stock. Prior to this offering, there has been no public trading market for the Common Stock. There can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The initial public offering price of the Common Stock has been determined arbitrarily by negotiation between the Company and the Underwriter and is not necessarily related to the assets, book value or potential earnings of the Company or any other recognized criteria of value and may not be indicative of the prices that may prevail in the public market. In addition, the market price for the Common Stock following this offering may be highly volatile as has been the case with the securities of other companies in emerging businesses. Factors such as the Company's operating results, announcements by the Company or its competitors, introduction of new products by the Company or its competitors, and various factors affecting the golf equipment and direct marketing industries generally, may have a significant impact on the market price of the Common Stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly of small and emerging growth companies, the common stock of which trade in the over-the-counter market, have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies. See "Underwriting."

     Possible Delisting of Securities from Nasdaq System; Risks Relating to Low-Priced Stocks. It is currently anticipated that the Common Stock will be eligible for listing on the Nasdaq SmallCap Market upon the completion of this offering. In order to continue to be listed on the Nasdaq SmallCap Market, however, the Company must maintain $2,000,000 in net tangible assets (total assets, other than goodwill, less total liabilities), and a $1,000,000 market value of the public float. In addition, continued inclusion requires two market-makers, a minimum bid price of $1.00 per share and adherence to certain corporate governance provisions. The failure to meet these maintenance criteria in the future may result in the delisting of the Common Stock from the Nasdaq SmallCap Market, and trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Common Stock.

     In addition, if the Common Stock were to become delisted from trading on the Nasdaq SmallCap Market and the trading price of the Common Stock were to fall below $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could, in the event the Common Stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in the Common Stock which could severely limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

     Adverse Effect of the Authorization of Preferred Stock; Anti-Takeover Provisions Affecting Stockholders. The Company's Certificate of Incorporation authorizes the Company's Board of Directors to issue 5,000,000 shares of "blank check" Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares, without further stockholder approval. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of holders of any Preferred Stock that may be issued in the future. The ability to issue Preferred Stock without stockholder approval could have the effect of making it more difficult for a third party to acquire a majority of the voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Moreover, following the consummation of this offering, the Company will be subject to the State of Delaware's "business combination" statute, which prohibits a publicly-traded Delaware corporation from engaging in various business combination transactions with any of its 15% stockholders for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless certain approvals are obtained or other events occur. The stat-ute could prohibit or delay mergers or other attempted takeovers or changes in control with respect to the Company and, accordingly, may discourage attempts to acquire the Company. See "Description of Securities."

     Limitations on Liability of Directors and Officers. The Company's Certificate of Incorporation includes provisions to eliminate, to the fullest extent permitted by the Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation and By-Laws also include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director or officer to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. The Company has also entered into indemnity agreements with each director and executive officer of the Company pursuant to which the Company has agreed to indemnify, to the maximum extent permitted under the law of the State of Delaware, each such director or executive officer for any amounts which he becomes legally obligated to pay in connection with any claim against him based upon any action or inaction which he may commit, omit or suffer while acting in his capacity as a director and/or officer of the Company or its subsidiaries. See "Management -- Limitation of Liability and Indemnification Matters."


     Underwriter's Potential Influence on the Company. Upon consummation of this offering, the Underwriter will have the right, for a period of three years from the date of this Prospectus, to designate one individual to serve on the Board of Directors of the Company or, at the Underwriter's option, as a non-voting adviser to the Board of Directors. In addition, the Company has agreed to sell to the Underwriter the Underwriter's Warrants, which give the Underwriter the right to purchase up to 160,000 shares of Common Stock at an exercise price equal to 165% of the initial public offering price and, subject to certain limitations, to have such shares registered under the Securities Act. Further, the Company has agreed to retain the Underwriter as a financial consultant for a period of two years following the consummation of this offering for a fee of $30,000, payable in full in advance. Pursuant to the consulting agreement, in the event that the Underwriter originates a financing or a merger, acquisition, joint venture or other transaction to which the Company is a party, the Underwriter will be entitled to receive a finder's fee in consideration of the origination of such transaction. The ability to designate a member to serve on the Company's Board of Directors and the other foregoing relationships will provide the Underwriter with a certain amount of influence over the Company's business, operations and future capital raising efforts following consummation of this offering. See "Underwriting."

     Tax Loss Carryforward. The Company's net operating loss carryforwards ("NOLs") expire in the years 2000 to 2013. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior NOLs is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the corporation's outstanding stock immediately before the date of the ownership change multiplied by the federal long-term exempt tax rate. The Company has experienced an ownership change, and is limited in its use of its prior NOLs. In the event the Company achieves profitable operations, these limitations would have the effect of increasing the Company's tax liability and reducing net income and available cash reserves. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note G of Notes to Consolidated Financial Statements.

     Forward-Looking Statements. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause this possible difference include, but are not limited to, those discussed in this "Risk Factors" section.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,600,000 shares offered hereby are estimated to be approximately $9,054,000 ($10,515,600 if the Underwriter's over-allotment option is exercised in full). The Company expects to use the net proceeds (assuming no exercise of the over-allotment option) approximately as follows:



                                                                                 Percentage of
                                                                Approximate       Approximate
Application of Net Proceeds                                    Dollar Amount     Dollar Amount
---------------------------                                   ---------------   --------------
Repayment of indebtedness(1) ..............................      $2,310,100      25.5%
Marketing and advertising(2) ..............................      $2,300,000      25.4
Inventory(3) ..............................................       1,250,000      13.8
Player Acquisition costs(4) ...............................       1,145,000      12.7
Working capital and general corporate purposes(5) .........       2,048,900      22.6
                                                                 ----------     -----
    Total .................................................      $9,054,200     100.0%
                                                                 ==========     =====


------------------
(1) Represents amounts to be used for the repayment of (i) $1,225,000 principal amount of indebtedness, plus accrued and unpaid interest thereon of approximately $112,900, pursuant to promissory notes which bear interest at the rate of 13.5% per annum; (ii) $605,000 principal amount of indebtedness, plus accrued and unpaid interest thereon of approximately $217,200, pursuant to promissory notes which bear interest at the rate of 11.0% per annum; and (iii) $150,000 principal amount of indebtedness, pursuant to a promissory note which bears interest at the rate of 9.5% per annum. All of such indebtedness which is repaid with the proceeds of this offering is due and payable within three days following the consummation of this offering. The net proceeds of all of this short-term indebtedness incurred by the Company within one year prior to the date of this Prospectus were used primarily to retire other indebtedness, for the purchase of inventory, for sales related expenses, to pay costs associated with this offering and for working capital and general corporate purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition and Liquidity" and Note E to Notes to Consolidated Financial Statements.

(2) Represents (i) $220,000 to be used to establish two additional telemarketing call centers and hire additional golf consultants and other telemarketing personnel; (ii) $1,160,000 to be used to complete the post-production of an infomercial, develop and produce a second infomercial and broadcast these infomercials; (iii) $495,000 to be used to design, print and mail catalogs of Gary Player brand golf clubs and golf-related products;
    (iv) $55,000 to be used to create and acquire additional content for the Company's web site and Internet and online advertising; (v) $285,000 to be used for print advertising; and (vi) $85,000 to pay the initial salary and benefits of personnel hired to manage the Company's sublicensing and retail operations. The foregoing amounts are estimates of the amounts to be allocated to these marketing and advertising functions, and are subject to change based upon, among other things, the success of the Company's marketing and advertising efforts and other opportunities that may arise in the future, including marketing arrangements with third parties. See "Business."


(3) Represents amounts to be used to maintain an increased inventory of golf club components in order to reduce the delivery time to fill orders.

(4) Represents $250,000 to pay a portion of the purchase price to GPG for the assets acquired by the Company in the Player Acquisition and $895,000 of indebtedness and accounts payable of GPG assumed by the Company in the Player Acquisition.

(5) Represents amounts to be used to pay rent, telecommunication expenses, salaries and benefits, accounts payable, consulting and professional fees, customer refunds and other expenses. All decisions with respect to the uses of the amounts allocated to working capital and general corporate purposes will be made by the Company's executive officers.

     If the Underwriter's over-allotment option is exercised in full, the Company will realize additional net proceeds of approximately $1,461,600 which will be allocated to working capital and general corporate purposes.

     The allocation of the net proceeds from this offering set forth above represents the Company's best estimate based on its currently proposed plans and assumptions relating to its operations and certain assumptions regarding general economic conditions. The amounts actually expended for each use of the proceeds, if any, are at the discretion of the Company and may vary significantly depending upon a number of factors, including, among other things, requirements for launching new product lines, marketing, advertising and working capital to support growth. Accordingly, the Company reserves the right to reallocate the proceeds of this offering as it deems appropriate. The Company may also use a portion of the net proceeds to acquire businesses, products or proprietary rights; however, the Company currently has no commitments or agreements relating to any of these types of transactions other than those disclosed in this Prospectus. Pending such uses, the Company intends to invest the net proceeds from this offering in United States government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

     The Company anticipates, based on currently proposed plans and assumptions relating to the implementation of its business strategy (including the timetable of costs and expenses associated with, and success of, its marketing efforts), that the net proceeds of this offering, together with projected revenues from operations, will be sufficient to satisfy the Company's operations and capital requirements for at least twelve months following the consummation of this offering. If the Company's plans change or its assumptions change or prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the net proceeds of this offering and projected revenues otherwise prove to be insufficient to fund the implementation of the Company's growth plan or working capital requirements, the Company could be required to seek additional financing sooner than currently anticipated.

                                   DILUTION

     The difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share of Common Stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding.

     At June 30, 1998, the net tangible book deficit of the Company was $(7,757,268), or $(4.60) per share of Common Stock. After giving effect to the Pro Forma Adjustments (see footnote 3 of "Prospectus Summary -- Summary Financial Information"), the pro forma net tangible book deficit of the Company at June 30, 1998 would have been ($6,724,424), or $(2.14) per share. After also giving effect to the sale by the Company of the 1,600,000 shares of Common Stock offered hereby and the receipt of the estimated net proceeds therefrom (after deducting underwriting discounts and commissions and estimated expenses of this offering), the pro forma net tangible book value of the Company as of June 30, 1998 would have been $2,372,421, or $.50 per share of Common Stock, representing an immediate increase in net tangible book value of $2.64 per share to existing stockholders and an immediate dilution of $6.50 (92.9%) per share to new investors. The following table illustrates the foregoing information with respect to new investors on a per share basis:



Initial public offering price ............................................                 $ 7.00
 Net tangible book deficit per share before Pro Forma Adjustments ........   $(4.60)
 Increase per share attributable to Pro Forma Adjustments ................     2.46
                                                                             ------
 Pro forma net tangible book deficit before this offering ................    (2.14)
 Increase attributable to investors in this offering .....................     2.64
                                                                             ------
Adjusted net tangible book value per share after this offering ...........                   .50
                                                                                           ------
Dilution per share to new investors ......................................                 $ 6.50
                                                                                           ======


     The following table sets forth, with respect to existing stockholders (including stockholders who were issued shares in connection with the Pro Forma Adjustments) and new investors in this offering, a comparison of the number of shares of Common Stock issued by the Company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.



                                     Shares Purchased        Total Consideration Paid      Average
                                  -----------------------   --------------------------      Price
                                     Number      Percent        Amount        Percent     Per Share
                                  -----------   ---------   --------------   ---------   ----------
Existing stockholders .........   3,140,870      66.3%       $12,734,806      53.2%      $ 4.05
New investors .................   1,600,000      33.7         11,200,000      46.8         7.00
                                  ---------     -----        -----------     -----
Total .........................   4,740,870     100.0%       $23,934,806     100.0%
                                  =========     =====        ===========     =====

------------------

     The above table assumes no exercise of the Underwriter's over-allotment option. If this option is exercised in full, new investors will have paid $12,880,000 for 1,840,000 shares of Common Stock, representing approximately 50.3% of the total consideration for 36.9% of the total number of shares of Common Stock outstanding. In addition, the foregoing table assumes no exercise of outstanding options or warrants.

                                CAPITALIZATION


     The following table sets forth the short-term debt and the capitalization of the Company (i) as of June 30, 1998; (ii) on a pro forma basis after giving effect to the Pro Forma Adjustments (see footnote 3 of "Prospectus Summary -- Summary Financial Information"); and (iii) as adjusted to give effect to the sale of the 1,600,000 shares of Common Stock offered hereby and the anticipated application of the estimated net proceeds therefrom:



                                                                           June 30, 1998
                                                       ------------------------------------------------------
                                                            Actual            Pro Forma         As Adjusted
                                                       ----------------   ----------------   ----------------
Current portion of notes payable, net of unamortized
 discount ..........................................    $   4,072,857      $   2,230,000      $          --
                                                        =============      =============      =============
Notes payable, less current portion ................    $          --      $     552,500      $     552,500
                                                        -------------      -------------      -------------
Stockholders' equity (deficit):
    Preferred Stock, $0.001 par value -- 5,000,000
      shares authorized (actual, pro forma and as
      adjusted):
      Series B Convertible Preferred Stock; 750,750
        shares authorized (actual) and no shares
         authorized (pro forma and as adjusted);
         572,649 shares outstanding (actual) and no
         shares outstanding (pro forma and as
         adjusted) .................................              573                 --                 --
     Common Stock, $0.001 par value -- 10,000,000
        shares authorized; 1,686,013 shares outstanding
        (actual); 3,140,870 shares outstanding (pro
        forma); 4,740,870 shares outstanding (as
        adjusted)(1) ...............................            1,687              3,140              4,740
 Additional paid-in capital ........................        6,370,485         12,731,666         21,784,066
 Accumulated deficit ...............................      (13,607,644)       (13,927,205)       (14,339,348)
                                                        -------------      -------------      -------------
   Total stockholders' equity (deficit) ............       (7,234,899)        (1,192,399)         7,449,458
                                                        -------------      -------------      -------------
    Total capitalization ...........................    $  (7,234,899)     $    (639,899)     $   8,001,958
                                                        =============      =============      =============



------------
(1) Does not include (i) 160,000 shares of Common Stock reserved for issuance to the Underwriter upon exercise of the Underwriter's Warrants, (ii) 370,750 shares of Common Stock reserved for issuance upon exercise of options granted or available for future grant under the 1998 Plan and other non-plan options, and (iii) 2,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants.

                                DIVIDEND POLICY

     The Company has never paid any dividends on its Common Stock. The Board of Directors has no current intention to declare dividends on the Common Stock in the foreseeable future and intends to follow a policy of retaining earnings, if any, to finance the growth of the Company's business. Any future determination to declare dividends will be at the discretion of the Board of Directors and will be dependent on the Company's results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by the Board of Directors at that time. In addition, the payment of cash dividends on the Common Stock in the future could be limited or prohibited by the terms of financing agreements that may be entered into by the Company (e.g., a bank line of credit or an agreement relating to the issuance of other debt securities of the Company) or by the terms of any Preferred Stock that may be authorized and issued. See "Description of Securities."

                            SELECTED FINANCIAL DATA

     The following table sets forth selected historical and pro forma financial and operating data for the Company for the periods indicated. The following selected statements of operations data for the year ended March 31, 1998, the three months ended March 31, 1997, and the year ended December 31, 1996 and the three months ended June 30, 1997 and 1998, and the selected balance sheet data as of March 31, 1998 and June 30, 1998 are derived from the financial statements and notes thereto included elsewhere herein. During 1997, the Company changed its fiscal year end from December 31 to March 31. The following data should be read in conjunction with the Consolidated Financial Statements and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus.

Statement of Operations Data:



                                            Year Ended       Three Months Ended
                                        December 31, 1996      March 31, 1997
                                       -------------------  --------------------
Gross sales .........................     $   8,116,323         $ 1,509,453
Less allowances for returns .........         3,691,779             599,735
                                          -------------         -----------
Net sales ...........................         4,424,544             909,718
Cost of goods sold ..................         1,619,568             422,983
                                          -------------         -----------
Gross profit ........................         2,804,976             486,735
Telemarketing and
 infomercial expenses ...............         2,924,568             529,407
Selling, general and
 administrative expenses ............         2,731,721             525,707
Other operating expenses ............           541,069               4,341
                                          -------------         -----------
Operating loss ......................        (3,392,382)           (572,720)
Interest expense ....................           356,484              73,881
Non-cash interest expense ...........           182,011                  --
Other expenses, net .................           127,794                  --
                                          -------------         -----------
Net loss ............................     $  (4,058,671)        $  (646,601)
                                          =============         ===========
Net loss per share(1) ...............     $       (4.22)        $      (.55)
                                          =============         ===========
Weighted average shares
 outstanding ........................           965,529           1,243,634
                                          =============         ===========
Pro forma net loss(2) ...............
Pro forma net loss per
 share(1)(2) ........................
Pro forma weighted average
 shares outstanding (2) .............

                                                                 Three Months
                                                                Ended June 30,
                                          Year Ended     ------------------------------
                                        March 31, 1998        1997            1998
                                       ----------------  -------------  ---------------
                                                                   Unaudited
Gross sales .........................   $   9,567,902     $2,247,085     $  5,067,006
Less allowances for returns .........       4,799,870      1,109,551        2,213,939
                                        -------------     ----------     ------------
Net sales ...........................       4,768,032      1,137,534        2,853,067
Cost of goods sold ..................       1,973,105        342,114        1,174,609
                                        -------------     ----------     ------------
Gross profit ........................       2,794,927        795,420        1,678,458
Telemarketing and
 infomercial expenses ...............       3,142,639        494,610        1,484,606
Selling, general and
 administrative expenses ............       3,366,014        707,907        1,288,209
Other operating expenses ............          60,222         32,560           40,384
                                        -------------     ----------     ------------
Operating loss ......................      (3,773,948)      (439,657)      (1,134,741)
Interest expense ....................         179,536         41,979          118,384
Non-cash interest expense ...........       1,681,763          7,854        1,278,357
Other expenses, net .................         (10,733)       (10,622)         (31,654)
                                        -------------     ----------     ------------
Net loss ............................   $  (5,624,514)    $ (478,868)    $ (2,499,828)
                                        =============     ==========     ============
Net loss per share(1) ...............   $       (3.89)    $     (.39)    $      (1.50)
                                        =============     ==========     ============
Weighted average shares
 outstanding ........................       1,484,147      1,343,200        1,694,454
                                        =============     ==========     ============
Pro forma net loss(2) ...............   $  (5,901,956)                   $ (2,448,641)
                                        =============                    ============
Pro forma net loss per
 share(1)(2) ........................   $       (2.95)                   $      (1.10)
                                        =============                    ============
Pro forma weighted average
 shares outstanding (2) .............       2,055,576                       2,265,883
                                        =============                    ============


Balance Sheet Data:



                                                                    June 30,
                                                                      1998
                                                                ----------------
                                                                   (Unaudited)
Working capital (deficit) ...................................    $  (8,561,807)
Total assets ................................................        2,773,332
Total liabilities ...........................................       10,008,231
Stockholders' deficit .......................................       (7,234,899)



------------
(1) The net loss per share is computed after deduction for preferred dividend requirements. See Consolidated Financial Statements.

(2) Gives effect to the net loss incurred by GPG for the twelve months ended March 31, 1998 and the three months ended June 30, 1998 attributable to the assets acquired by the Company in the Player Acquisition, adjusted to account for intercompany transactions between the Company and GPG and amortization expense related to the Player Licenses, and the issuance of 571,429 shares of Common Stock and the payment of $250,000 to GPG pursuant to the Player Acquisition. See Consolidated Financial Statements -- Pro Forma Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion should be read in conjunction with the Consolidated Financial Statements and the other financial data included elsewhere in this Prospectus. The statements which are not historical facts contained in this Section are forward-looking statements that involve risks and uncertainties, including those described under "Risk Factors." The Company's actual results may differ materially from the results discussed in the forward-looking statements.

General

     The Company is engaged primarily in the direct marketing of Gary Player brand golf clubs. Prior to this offering, the Company marketed its Gary Player golf clubs pursuant to an agreement with GPG which authorized the Company to sell Gary Player golf products for up to 20 years through direct marketing in the United States and Canada and which required payment of a royalty of 6% to 7% of net receipts. On the date of this Prospectus, the Company purchased the assets of the golf equipment operations of GPG (the "Player Acquisition"), including the Player Licenses which together give the Company the perpetual, worldwide, exclusive right to sell Gary Player golf products for an annual license fee for ten years and a royalty of up to 3% of net receipts. See "Business -- Player Licenses."

     The Player Acquisition purchase price was: (i) 571,429 shares of Common Stock; (ii) $250,000 which is due within three days following the consummation of this offering; and (iii) the assumption by the Company of $1,100,000 of liabilities of GPG.

     Substantially all of the Company's sales are paid for by credit card. As a result, the Company receives the payment generally within two business days after the Company receives the order. However, it is the Company's policy not to recognize revenues with respect to an order until shipment of the product. Amounts which the Company collects in advance of shipment are recorded as deferred revenues, which were $146,862 and $723,459 at June 30, 1998 and March 31, 1998, respectively. Pursuant to its agreement with its credit card processor, the credit card processor has the right to withhold all or a portion of the proceeds from sales as a reserve against customer charge-backs and returns. Currently, the credit card processor does not withhold any amount from the Company and if it elects to do so in the future to any significant extent, the Company's cash flow would be adversely affected.

     The Company's current policy is to accept returns of golf clubs for a full refund (excluding shipping and handling charges) for any reason generally within 60 days of delivery of the clubs to the customer. As is typical of companies which market products primarily through telemarketing, the Company has experienced high product return rates. The Company's allowance for product returns was 46% and 44% of gross sales for the three months ended June 30, 1997 and 1998, respectively, and 45% and 50% of gross sales for the years ended December 31, 1996 and March 31, 1998, respectively. The Company believes that its historic rate of return has been high because, until the introduction of the Gary Player Black Knight line of golf clubs, the Company offered only steel-faced clubs at a time when the market increasingly demanded clubs with titanium-face inserts. Although the Company believes that its product return rate will decline as the Company currently features a line of clubs with titanium-face inserts and as its market recognition increases, the Company expects to continue to experience a high return rate because its direct marketing customers do not have the opportunity to inspect or try the Company's golf clubs before they are purchased. A continuing high product return rate or product returns which significantly exceed the Company's reserves will adversely affect the Company's operating results. Moreover, the Company offers returned products as demonstration models at significantly reduced prices, after cleaning and refurbishing the products.


     The Company's gross margin was substantially the same in the years ended December 31, 1996 and March 31, 1998 because the products sold (primarily the Gary Player Gran Prix clubs in the year ended March 31, 1998 and the now discontinued lines of clubs in the year ended December 31, 1996) had similar prices and cost of goods sold. In the quarter ended December 31, 1997, the Company introduced the Gary Player Black Knight titanium clubs, and the Company expects that most of its net sales during fiscal year 1999 will consist of sales of these clubs. The Gary Player Black Knight clubs have a higher list price than the Gary Player Gran Prix clubs, and also a higher cost because of the higher cost of club heads with titanium-face inserts. Accordingly, although the gross profit was higher for each set of titanium clubs, the Company's gross margin percentage decreased. In the three months ended June 30, 1998, the Company increased the list price of its Gary Player Black Knight irons, which should positively impact the Company's gross margin in subsequent periods. In addition, the Company's gross margin in any period is affected by the percentage of gross sales during the period which represent sales of returned clubs. These returned clubs are sold by the Company at prices ranging from 53% to 73% of the club's original prices.

     The Company's operating results vary significantly from period to period as a result of purchasing patterns of customers, introduction of new products by the Company and its competitors, product returns and pricing. Since golf is a warm weather sport and demand for golf equipment declines during the cold weather months, sales of the Company's products are seasonal, with the Company typically experiencing weaker sales from December through February (during the Company's third and fourth fiscal quarters). The Company also expects that its operating results will vary in the future due to the timing and success of proposed direct response marketing activities. Unexpected events, including delays in securing adequate supplies of golf club components or shipping orders (either of which could result in increased cancellations), increased product return rates or delays or failure of direct response marketing, particularly during periods of peak sales, could result in material losses.


Results of Operations


     During 1997, the Company changed its fiscal year end from December 31 to March 31. For this reason, the following discussion compares the three months ended June 30, 1997 to the three months ended June 30, 1998, and the fiscal year ended December 31, 1996 to the fiscal year ended March 31, 1998. Information with respect to the quarter ended March 31, 1997 is also discussed to the extent it is material to an understanding of the Company's results of operations since January 1, 1996. Except as otherwise specifically noted, results of operations for the quarter ended March 31, 1997 were consistent with the results of operations in the fiscal years ended December 31, 1996 and March 31, 1998.

     Three Months Ended June 30, 1998 Compared to Three Months Ended June 30,
1997

     Net sales for the three months ended June 30, 1998 were $2,853,067, an increase of 137% as compared to net sales of $1,137,534 for the three months ended June 30, 1997. Net sales were derived from gross sales of $5,067,006 and $2,247,085 for the three months ended June 30, 1998 and 1997, respectively. The increase in net sales was due to an increase in sales of Gary Player golf clubs, which was due primarily to sales of Black Knight Ti-162 irons and driver which were introduced in November 1997. Substantially all sales in the three months ended June 30, 1998 and 1997 were generated by telemarketing.

     The Company recorded allowances for returns of 44% and 46% of net sales for the three months ended June 30, 1998 and 1997, respectively. The Company establishes allowances for returns at the time of recording sales based on the Company's historical return rates.

     Cost of goods sold was $1,174,609 for the three months ended June 30, 1998 as compared to cost of goods sold of $342,114 for the three months ended June 30, 1997, resulting in a gross margin of 59% and 70% respectively, during these quarters. The decrease in gross margin was due principally to the introduction in November 1997 of the Gary Player Black Knight Ti-162 golf clubs which have a higher cost than the Gary Player Gran Prix line of clubs sold by the Company in the three months ended June 30, 1997.

     Telemarketing and infomercial expenses were $1,484,606 for the three months ended June 30, 1998, an increase of 200% as compared to telemarketing and infomercial expenses of $494,610 for the three months ended June 30, 1997. Telemarketing expenses consist primarily of wages, commissions, benefits and payroll taxes for telemarketing personnel, salaries and benefits of non-commissioned personnel located at the Company's telemarketing call centers, and telephone expenses. Telemarketing expenses increased in the three months ended June 30, 1998 due principally to an increased number of telemarketing personnel at existing call centers and at a call center established in Ventura in August 1997, including dialers who are paid on an hourly (as opposed to commission) basis, and to increased telephone expenses. The Company recorded no infomercial expenses in either three month period.

     Selling expenses were $888,722 for the three months ended June 30, 1998, an increase of 198% from selling expenses of $298,022 for the three months ended June 30, 1997. Selling expenses include royalties and related fees, salaries, wages and benefits of management personnel involved in sales and marketing, customer service and sales support, fees paid to the credit card processor and lead generation costs. Selling expenses increased primarily due to greater lead generation costs, credit card processing fees and royalties. Royalties and related fees increased as sales increased, and lead generation costs increased as the Company acquired an increased number of leads to support its expanded telemarketing operations.

     General and administrative expenses were $399,487 for the three months ended June 30, 1998, a decrease of 3% as compared to general and administrative expenses of $409,885 for the three months ended June 30, 1997. General and administrative expenses include primarily salaries and benefits of executive officers and administrative personnel, consulting fees, rent and utilities.

     Interest expense was $118,384 for the three months ended June 30, 1998, an increase of 182% as compared to interest expense of $41,979 for the three months ended June 30, 1997. This increase was due to an increase in the amount of outstanding indebtedness during the period. Non-cash interest expense increased from $7,854 for the three months ended June 30, 1997 to $1,278,357 for the three months ended June 30, 1998 due to the amortization of original issue discount and debt issuance costs incurred in connection with various financings, and costs incurred in connection with the extension of the maturity date of existing indebtedness.

     As a result of the foregoing, the Company incurred a net loss of $2,499,828 for the three months ended June 30, 1998, an increase of 422% from the net loss of $478,868 for the three months ended June 30, 1997. After giving effect to the net profit realized by GPG during the three months ended June 30, 1998 and attributable to the assets acquired by the Company in the Player Acquisition, the pro forma net loss for the three months ended June 30, 1998 would have been $2,448,641. See Consolidated Financial Statements -- Pro Forma Consolidated Financial Statements.

     Year Ended March 31, 1998 Compared to Year Ended December 31, 1996

     Net sales for the year ended March 31, 1998 were $4,768,032, an increase of 8% as compared to net sales of $4,424,544 for the year ended December 31, 1996. Net sales were derived from gross sales of $9,567,902 for the year ended March 31, 1998, and $8,116,323 for the year ended December 31, 1996. Sales in the year ended December 31, 1996 consisted entirely of sales of now discontinued lines of golf clubs. Approximately 78% of net sales in the year ended March 31, 1998 were derived from sales of Gary Player Gran Prix golf clubs (which were introduced in February 1997), and the remaining sales were derived primarily from sales of Gary Player Black Knight golf clubs which were introduced in the quarter ended December 31, 1997. Approximately 18% of gross sales were derived from sales of returned golf clubs which the Company sells as demonstration models at a discount from the clubs' original price. Net sales of $909,718 in the three months ended March 31, 1997 were derived from gross sales of $1,509,453, which were lower on an annualized basis than net sales for the fiscal years presented because of the seasonality of the Company's business (with generally lower sales in winter) and the transition to the Gary Player Gran Prix line. Substantially all sales through March 31, 1998 were generated by telemarketing, except for approximately $1,400,000 of gross sales in the year ended December 31, 1996 which were generated through an infomercial.

     The Company recorded allowances for returns of 50% and 45% of net sales for the years ended March 31, 1998 and December 31, 1996, respectively.

     Cost of goods sold was $1,973,105 for the year ended March 31, 1998, an increase of 22% as compared to cost of goods sold of $1,619,568 for the year ended December 31, 1996, resulting in a gross margin of 59% and 63%, respectively, during these fiscal years.

     Telemarketing and infomercial expenses were $3,142,639 for the year ended March 31, 1998, an increase of 7% as compared to telemarketing and infomercial expenses of $2,924,568 for the year ended December 31, 1996. Telemarketing expenses almost doubled in the year ended March 31, 1998 due principally to increased number of telemarketing personnel at existing call centers and at a call center established in Ventura in August 1997. The Company incurred infomercial expenses of $1,372,798 in the year ended December 31, 1996 in connection with an infomercial relating to a now discontinued line of golf clubs. The Company recorded no infomercial expenses in the year ended March 31, 1998.

     Selling expenses were $1,685,291 for the year ended March 31, 1998, an increase of 61% from selling expenses of $1,045,567 for the year ended December 31, 1996. Selling expenses increased primarily due to increases in royalties and related fees, lead generation costs and additional customer service and support personnel. Royalties and related fees increased because the royalty rate and related fees under the previous agreement with GPG were greater than the royalty rate under the license for the now discontinued product lines.

     General and administrative expenses were $1,680,723 for the year ended March 31, 1998, as compared to general and administrative expenses of $1,686,154 for the year ended December 31, 1996.

     During the year ended December 31, 1996, the Company incurred $306,128 of costs in settlement of litigation, including litigation with several former employees and a supplier. See Note L of Notes to Consolidated Financial Statements.

     During the year ended December 31, 1996, the Company recorded a $200,000 loss on impaired assets relating to its computer system which became inoperable due to a malfunction. See Note P of Notes to Consolidated Financial Statements.

     Interest expense was $179,536 for the year ended March 31, 1998, a decrease of 50% as compared to interest expense of $356,484 for the year ended December 31, 1996. This decrease was due to the reduction in the amount of outstanding indebtedness during the period resulting from the repayment of certain debt and conversion of certain debt to Common Stock. Non-cash interest expense increased from $182,011 for the year ended December 31, 1996 to $1,681,763 for the year ended March 31, 1998 due to the amortization of original issue discount and debt issuance costs incurred in connection with various financings. Other expenses for the year ended December 31, 1996 were $127,794.

     As a result of the foregoing, the Company incurred a net loss of $5,624,514 for the year ended March 31, 1998, an increase of 39% from the net loss of $4,058,671 for the year ended December 31, 1996. After giving effect to the net loss incurred by GPG during the twelve months ended March 31, 1998 and attributable to the assets acquired by the Company in the Player Acquisition, the pro forma net loss for the year ended March 31, 1998 would have been $5,929,412. The net loss was $646,601 for the three months ended March 31, 1997. See Consolidated Financial Statements--Pro Forma Consolidated Financial Statements.


Financial Condition and Liquidity

     Since inception, the Company's cash requirements have exceeded its cash flows from operations and, at June 30, 1998, the Company had a working capital deficit of $8,561,807. As a result, the Company has depended on loans and sales of securities to fund its operations. The Company must increase its net sales to obtain sufficient cash flows from operations to meet its cash requirements. The Company is dependent upon the proceeds of this offering to implement its growth strategy and finance its short-term working capital requirements.

     During the year ended March 31, 1998, the Company raised an aggregate of $3,050,654, net of offering costs, through borrowings and the sale of capital stock, as follows: (i) the Company issued 169,900 shares of Common Stock at a price of $5.00 per share; (ii) the Company issued 52,375 shares of Common Stock at a price of $8.00 per share; (iii) the Company issued 25,902 shares of Series B Convertible Preferred Stock for $3.33 per share; (iv) the Company issued promissory notes in the aggregate amount of $880,000 bearing interest at a rate of 11.0% per annum and issued 44,000 shares of Common Stock to the lenders in connection with this loan; (v) the Company borrowed an aggregate of $76,000 at a rate of 11.0% per annum and issued 3,400 shares of Common Stock to the lender in connection with this loan; and (vi) the Company borrowed $1,000,000 secured by the assets of the Company pursuant to notes in the principal amount of $1,000,000 bearing interest at a rate of 13.5% per annum and issued 76,250 shares of Common Stock to the lender in connection with this loan.

     During the three months ended June 30, 1998, the Company borrowed an additional $1,325,000, net of offering costs, secured by the assets of the Company pursuant to notes in the aggregate principal amount of $1,450,000 bearing interest at a rate of 13.5% per annum and issued 90,625 shares of Common Stock to the lenders in connection with these loans.

     At June 30, 1998, the Company had outstanding borrowings of $4,485,000 (including the unamortized discount on debt of $412,143), of which the Company was in default on $680,000 principal amount. Subsequent to June 30, 1998, the Company retired $200,000 of the outstanding indebtedness. The Company intends to use approximately $2,310,100 of the proceeds of this offering to retire a portion of the outstanding indebtedness. In addition, the Company has extended the maturity of approximately $552,500 of these notes to a date thirteen months following the consummation of this offering, and as of the date of this Prospectus is not in default on any of this indebtedness. These notes bear interest at a rate of 11.0% per annum.

     The $250,000 cash payment portion of the purchase price of the Player Acquisition will be paid from the proceeds of this offering.

     At June 30, 1998, the Company had customer refunds payable of $1,612,673, deferred revenue of $146,862 and an allowance for returns of $883,318.

     Other assets at June 30, 1998 included principally deferred direct response advertising costs of $333,724, deferred costs associated with this offering and certain debt issuances of $454,988, and a note with an outstanding balance (principal and interest) of $172,248 from a corporation owned by Alfonso J. Cervantes, a director and executive officer of the Company. See Note D to Notes to Consolidated Financial Statements.

     The Company anticipates, based on currently proposed plans and assumptions relating to the implementation of its growth strategy (including the timetable of costs and expenses associated with, and success of, its marketing efforts), that the net proceeds of this offering, together with projected revenues from operations, will be sufficient to satisfy the Company's operations and capital requirements for at least twelve months following the consummation of this offering. If the Company's plans change or its assumptions change or prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the net proceeds of this offering and projected revenues otherwise prove to be insufficient to fund the implementation of the Company's growth plan or working capital requirements, the Company could be required to seek additional financing sooner than currently anticipated. The Company has no current arrangements with respect to, or potential sources of, any additional financing, and it is not anticipated that existing stockholders will provide any portion of the Company's future financing requirements. Consequently, there can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail and possibly cease its operations. In addition, any additional equity financing may involve substantial dilution to the interests of the Company's then existing stockholders.

Inflation

     Inflation has not had any material impact on the Company's results of operations.

Year 2000 Issue

     The inability of computer systems to recognize and properly process date fields with a two digit year reference such as "00" for the year 2000 is commonly referred to as the Year 2000 issue. The Company currently does not anticipate that any material modifications or expenditures will be required to address the Year 2000 issue.

                                   BUSINESS

General

     The Company is engaged primarily in the direct marketing of Gary Player brand golf clubs through telemarketing, direct response television, the Internet and direct mail. To date, substantially all of the Company's sales have been generated through telemarketing activities conducted at the Company's three call centers and direct response television. By marketing its clubs directly to consumers, the Company believes it offers its clubs at lower price points than comparable products offered by competitors through retail outlets, such as golf pro shops and specialty golf stores.

     The Company's principal product line is the Gary Player Black Knight line of titanium irons, titanium driver and woods, and specialty clubs. These clubs feature lightweight graphite shafts, oversized club heads with larger "sweet spots" and a low center of gravity, and are designed to achieve increased lift, distance and accuracy. The Company custom builds each set of golf clubs based upon the customer's physical attributes, golfing ability and personal preferences elicited from the customer upon placement of the order. Custom specifications include length and flex of shaft, weight of the club head and grip preference. The Company uses heads and shafts manufactured to the Company's specifications by various golf component manufacturers, which currently include Aldila, Inc. (shafts), and grips manufactured by Eaton Golf Pride.

     The Company was incorporated in Delaware in October 1995. In November 1995, the Company acquired Rhino Marketing, Inc., which was engaged in the direct marketing of golf clubs and accessories. In November 1996, the Company entered into a direct marketing agreement with GPG pursuant to which the Company obtained the exclusive right to market and sell golf clubs and golf accessories and apparel under the name "Gary Player" on a direct marketing basis in the United States and Canada. The Company introduced its line of Gary Player Gran Prix golf clubs and related accessories in February 1997, and shortly thereafter discontinued the sale of all other lines of golf clubs.


     The Company acquired on the date of this Prospectus the assets of the golf equipment operations of GPG (the "Player Acquisition"), including principally two licenses (the "Player Licenses") which together give the Company the perpetual, worldwide, exclusive right to use the name and likeness of Gary Player and ancillary marks, including Black Knight and the Knights Head(TM) logo, in connection with the manufacture, marketing and distribution of golf clubs, accessories and apparel for an annual license fee for up to ten years and a royalty of up to 3% of net receipts. The Company also acquired in the Player Acquisition existing sublicenses based on the Player Licenses, and an immaterial amount of inventory, furniture and fixtures, and accounts receivable. The Company also obtained a right of first refusal to purchase the golf instruction and training business of GPG. The Player Acquisition purchase price consisted of $250,000 and the issuance of 571,429 shares of Common Stock, and the assumption by the Company of liabilities of GPG in the aggregate amount of $1,100,000. In connection with the Player Acquisition, Gary Player became Chairman of the Board of Directors of the Company and the Company changed its name from Golf One Industries, Inc. to Gary Player Golf, Inc.


The Golf Industry

     Golf is popular both as a professional sport and a leisure activity. According to the National Golf Foundation ("NGF"), the number of persons age 12 and older playing at least one round of golf per year in the United States increased from approximately 20 million in 1986 to 25 million in 1996, while the total number of rounds of golf played in the United States increased from approximately 400 million to 477 million during the same period. In 1994, golfers in the United States spent an estimated $15.1 billion on golf equipment, related merchandise and greens fees, compared to $7.8 billion in 1986. Wholesale shipments of golf clubs, balls, bags, gloves and shoes in the United States increased from approximately $1.6 billion in 1991 to $2.9 billion in 1996. During 1996, approximately two million persons in the United States played a round of golf for the first time. The Company believes that the popularity of golf and sales of golf equipment and related merchandise will rise in the future due to the increasing interest in golf of the aging "baby boom" population. All golf industry data in this Prospectus was obtained from the NGF.

     Consumer spending on golf-related equipment, merchandise, accessories, greens fees and miscellaneous items has been categorized by the NGF on the following golfer frequency segments: avid golfer, a golfer aged 18 or older who played 25 rounds or more of golf during the survey year; moderate golfer, a golfer aged 18 or older who played between eight and 24 rounds of golf during the survey year; and occasional golfer, a golfer aged 18 or older who played between one and seven rounds of golf during the survey year. The Company's customers are primarily occasional and moderate golfers. The following table sets forth the number of golfers, the average age, average years played and average household income per golfer segment for 1996:


                                        Occasional      Moderate         Avid
                                      -------------   ------------   ------------
Number of golfers .................   11,626,000      6,084,000      5,266,000
Average age .......................           39             41             50
Average years played ..............           13             15             22
Average household income ..........   $   57,500      $  61,500      $  62,500

     Over the past thirty years, golf club design and manufacturing processes have evolved rapidly. Improved materials, technologies and testing and manufacturing processes have resulted in new club designs that have been successfully introduced to the marketplace. Some of the industry's most significant product innovations have been graphite shafts and cavity back or perimeter weighted and oversized club heads, innovations which are integrated into many of the Company's golf clubs. A recent technological breakthrough has been the introduction of titanium alloy components. Titanium heads are lighter and stronger than steel heads and enable manufacturers to increase head size and lengthen the shaft of the club without increasing the club's weight. The Company's Gary Player Black Knight irons and woods feature club heads with titanium-face inserts.

Growth Strategy

     The Company's objective is to increase sales of its Gary Player brand golf clubs and golf-related accessories and apparel by capitalizing on the increasing popularity of golf and Gary Player's reputation and achievements as a professional golfer. The Company's strategy to increase sales includes:

     o Increase Telemarketing Activities. Virtually all of the Company's sales have been generated through telemarketing. The Company believes it can increase telemarketing sales by establishing additional telemarketing call centers and adding telemarketers to its three existing call centers. The Company currently plans to establish two additional telemarketing call centers in California within 12 months following this offering. See "-- Direct Marketing -- Telemarketing."

     o Increase Direct Response Television Marketing. The Company believes that direct response television will generate additional sales. Direct response television includes infomercials and direct response commercials. This direct market channel generates sales through customers calling the Company as compared to telemarketing, where the Company initiates the call. In addition to generating sales, direct response television is expected to increase consumer awareness of the Company's products and brand name, thereby enhancing the effectiveness of other marketing activities. Pursuant to the Player Licenses, Gary Player has agreed to be available to the Company at no charge for up to six days per year for infomercials and other promotional activities. The Company recently began to test market nationwide a one-minute direct response commercial featuring Gary Player. See "-- Direct Marketing -- Direct Response Television."

     o Sublicensing. The Player Licenses permit marketing and distribution of golf clubs, accessories and apparel through all marketing and sales channels, whereas the Company's prior agreement with GPG permitted the marketing of these products only through direct marketing channels. In connection with the Player Acquisition, the Company acquired GPG's rights as licensor under several sublicenses for the distribution of headwear, outerwear, other apparel and golf balls in various markets. The Company intends to identify additional potential sublicensees for Gary Player golf apparel and accessories in various markets and enter into sublicenses with third parties whom the Company believes will maintain the integrity of the Company's brand names. See "-- Direct Marketing -- Sublicensing."

     o Create and Distribute Mail Order Product Catalogs. The Company believes that it can increase sales through targeted mailings of product catalogs to existing and potential customers. The Company anticipates that its catalogs will feature products of both the Company and its sublicensees. See "-- Direct Marketing -- Mail Order Product Catalogs."

     o Increase Internet Advertising. The Company intends to increase advertising of its Internet web site and create or acquire additional content for its web site to increase sales of the Company's and its sublicensees' products via the Gary Player Pro Shop, the Company's online store, and to generate a customer list for its telemarketing and mail order catalog activities. See "-- Direct Marketing -- Internet Web Site."

     o Establish International Marketing Operations. The Company's marketing of Gary Player products was limited to the United States and Canada under its prior agreement with GPG. The Player Licenses permit the Company to market and distribute Gary Player products worldwide. The Company expects that its international marketing efforts will focus on entering into sublicensing, joint venture and other arrangements for the marketing and distribution of Gary Player golf products on a territory and/or product specific basis. The Company believes that Gary Player's international reputation will be valuable in creating international interest in the Company's products.

     o Increase Advertising and Trade Show Participation. The Company believes that its overall sales efforts will be enhanced by greater consumer recognition of the Company and its products. The Company intends to increase its expenditures on print advertising in various golf and golf-related publications and golf and direct marketing industry trade shows to create consumer awareness.

Products

     The Company's principal products are golf clubs sold under the Gary Player Black Knight and Gary Player Gran Prix trademarks. The Company intends to commence marketing Gary Player Par Saver and Gary Player Ti-360 Aluminum Bronze golf clubs which were marketed by GPG prior to the Player Acquisition.

     The Company custom assembles each set of golf clubs based upon the customer's physical attributes, golfing ability and personal preferences. The Company obtains this information from a 20-point survey completed with the customer at the time of order. The survey elicits information about the customer's physical attributes, such as his or her gender, age, height, weight, arm length and hand size, as well as information about the customer's golfing ability, such as handicap, swing speed and the number of years playing golf. Using this information, the Company chooses the appropriately weighted club head, the flex and length of the club shaft, and the customer's preferred grip to fit a golf club to the particular needs of the customer. The Company offers a variety of grips to its customers which vary as to gender and size, as well as by special need, such as arthritic grips.

     Gary Player Black Knight Clubs

     The Company's principal line of golf clubs is the Gary Player Black Knight line, which is available for men, women, seniors and juniors. The Gary Player Black Knight line currently consists of titanium irons, titanium driver and woods, and specialty clubs.

     Black Knight Ti-162 Titanium Irons. The Company introduced the Black Knight Ti-162 irons in November 1997. A set of Ti-162 irons including 8 clubs, consisting of the 3 through 9 irons and a pitching wedge, has a list price of $699. The Company also markets a 1 iron and a 2 iron which have a list price of $89.00 per club. The Ti-162 irons feature club heads with titanium-face inserts which are oversized, deep cavity backed and perimeter weighted to provide the most forgiveness for off-center hits. The club heads have a low center of gravity to promote increased lift, distance and accuracy. The club shafts are made from lightweight 100% high modulus graphite for greater strength.

     Black Knight Titanium Driver. The Black Knight titanium driver, which was introduced in December 1997, features an oversized, perimeter-weighted club head which is 25% larger than most oversize metal woods and provides a larger "sweet spot" and increased hitting area. The driver's 58 gram graphite shaft is 25% lighter than standard graphite shafts. The lower overall weight and design of the titanium driver promotes increased swing speed and reduces twisting on off-center hits. The Black Knight titanium driver has a list price of $299.

     Black Knight Ti-162 Titanium Woods. The Company introduced its Black Knight Ti-162 3 and 5 woods in July 1998 at a list price of $299 per club, or both for $575. These woods feature titanium club heads.

     Black Knight Specialty Clubs. The Company's Black Knight line also includes two specialty clubs, a 56o sand wedge and a 60o lob wedge, which have a list price of $89.00 per club. The sand wedge and the lob wedge feature stainless steel club heads.

     Gary Player Ti-360 Aluminum Bronze Titanium Irons

     The Ti-360 irons include the 3 through 9 irons and pitching, sand and lob wedges. These clubs are substantially identical to the Black Knight Ti-162 irons, except that the club head, other than the titanium face, is made of aluminum bronze instead of steel. A set of the Ti-360 irons is expected to have a list price of $1,200.

     Gary Player Par Saver Wedges

     The Par Saver wedges are available in six different lofts. The wedges feature aluminum bronze club heads and steel shafts and have a list price of $99.00 per club.

     Gary Player Gran Prix Clubs

     The Gary Player Gran Prix line of golf clubs consists of irons and woods featuring graphite shafts and steel heads. The Company currently plans to phase out sales of this line in 1998 as it focuses its efforts on marketing its titanium clubs.

     Golf Apparel and Accessories

     Following this offering, the Company intends to market Gary Player brand golf apparel and accessories directly or through sublicensing arrangements with third parties. On the date of this Prospectus, the Company acquired from GPG several sublicensing agreements granting third parties the right to manufacture, among other things, headwear, outerwear, golf bags and golf balls under the name Gary Player and certain ancillary marks. The Company intends to enter into additional sublicensing agreements to provide for the manufacture of a broader range of Gary Player golf products, including casual and golf clothing, shoes and gloves. The Company may sell some or all of these products directly to consumers. See "-- Direct Marketing -- Sublicensing."

Direct Marketing

     Sales through direct marketing have grown steadily in the United States during the past several years as consumer buying preferences have shifted to take advantage of the convenience offered by home shopping and technological advances in telecommunications, information systems, multimedia and computing. The Direct Marketing Association ("DMA") estimates that consumer sales resulting from all forms of direct marketing were approximately $685 billion in 1997 and that business-to-business direct marketing sales were approximately $542 billion in 1997.

     By marketing its clubs directly to consumers, the Company believes it offers its clubs at lower price points than comparable products offered by competitors through retail outlets, such as golf pro shops and specialty golf stores. To date, the Company has marketed its products throughout the United States primarily by telemarketing and direct response television. The Company also maintains a web site on the Internet to advertise the Company and its products, generate telemarketing leads, and receive orders. The Company intends to utilize additional direct marketing methods, including direct response television and mail order product catalogs, and expand its web site.

     Telemarketing

     Virtually all of the Company's sales have been generated through telemarketing. The Company operates three telemarketing call centers located in Santa Maria, San Luis Obispo, and Ventura, California. At March 31, 1998, the Company had approximately 166 employees engaged in telemarketing.

     The Company utilizes dialers who initiate contact with potential customers, Company "golf consultants" to whom the customer is transferred if the customer expresses an interest in purchasing golf clubs and verifiers who confirm customer purchases. The golf consultants, acting pursuant to a script developed by the Company, are responsible for educating the customer as to the characteristics of the golf clubs and completing sales. Each call center has a manager and assistant manager who oversee telemarketing operations at the call center.

     On weekdays, sales calls are made only in the evenings and, in accordance with applicable laws and regulations, are not made after 9:00 p.m. local time of the potential customer. The Company currently has the capacity to place approximately 6,000 to 7,500 connected calls each day. The Company intends to use a portion of the proceeds of this offering to add telemarketers in its existing call centers and to establish two additional call centers in California within 12 months following consummation of this offering. The Company expects each new call center will cost approximately $100,000 in start-up costs, which include costs of furniture and equipment and salaries, rent and other costs of operating the call center during its initial three months. The two new call centers are expected to increase the Company's calling capacity by as much as 4,000 to 5,000 connected calls each day.


     The Company obtains leads for its telemarketing operations from third party customer lists and visitors to its web site. The Company presently engages Direct Media, Inc., one of the nation's largest list brokers and managers, to obtain lists of potential customers, which are obtained from golf publications, golf societies and other organizations based on the geographic, economic and other criteria specified by the Company. New leads are compared to a database of previously called leads to eliminate duplicate names. The Company also compiles a list of potential customers from visitors to its web site, and contacts former customers for new or additional products. In the future, the Company intends to obtain leads from sublicensees of Gary Player brand products. The Company believes that it will be able to continue to acquire sufficient leads for its telemarketing operations for the foreseeable future.


     Direct Response Television

     The Company intends to increase its emphasis on marketing through direct response television. Direct response television includes infomercials and direct response commercials. Infomercials are long-form television commercials, 28 1/2 minutes in length that are typically broadcast on cable and local broadcast stations. Direct response commercials are short-form infomercials that typically range from one to two minutes in length.

     In June 1998, the Company began to test market nationwide a one-minute direct response commercial featuring Gary Player and retired professional baseball player, Steve Garvey, advertising the Company's Gary Player Black Knight Ti-162 titanium irons. The revenues generated by the direct response commercial have exceeded the media costs incurred in broadcasting the commerical.

     The Company also intends to produce a long-form infomercial featuring Gary Player marketing another line of the Company's golf clubs, such as the Gary Player Par Saver wedges or Gary Player Black Knight Ti-162 woods. Pursuant to the Player Licenses, Gary Player has agreed to be available to the Company at no charge six days per year for infomercials and other promotional activities. The Company intends to utilize Mr. Player's services during the first year following this offering primarily for the production of infomercials. The cost of producing this infomercial is estimated to be approximately $200,000. The Company will also incur significant costs in purchasing broadcast time for the infomercial on local and cable broadcast stations. Accordingly, the Company intends to test market this infomercial and future infomercials it develops in selected markets prior to incurring material commitments for broadcast time.

     During Spring 1997, the Company produced a 28 1/2 minute infomercial featuring the Company's Gary Player Gran Prix line of golf clubs. The infomercial was test-marketed and generated few sales, therefore, the Company discontinued broadcasting the infomercial as a result of the poor test market results. The Company attributes the poor response to the infomercial to the type of golf clubs (steel club heads) being marketed, and not to the effectiveness of infomercials as a means to sell golf clubs. At the time the Company broadcast the infomercial, club heads with titanium-face inserts were being introduced into the market.

     In addition to generating direct sales, the Company believes that direct response television will build consumer awareness of the Company's products and help establish the Gary Player brand name. The Company believes that these activities may aid database development for telemarketing and mail order product catalog marketing and may reduce the product return rate.

     Mail Order Product Catalogs

     The Company expects to increase sales through targeted mailings of product catalogs to existing and potential customers. The Company is in the process of creating its first catalog, which the Company intends to test market during the first quarter following consummation of this offering. The initial test catalog will consist of 8 to 10 pages and will have a limited distribution to between 50,000 and 100,000 homes. If the Company receives a favorable response, it intends to produce additional catalogs on a quarterly basis which will feature Gary Player golf products marketed by the Company as well as those marketed by its sublicensees. The Company anticipates that each catalog will consist of 16 to 18 pages. The Company intends to retain an outside firm to assist in producing the catalogs, which will be designed to capture the reader's interest through the use of distinctive covers, colorful product presentations and product descriptions that highlight significant features.

     Internet Web Site

     The Company established a web site in 1996. The Company's web site is fully interactive, using audio, video and secured shopping cart technology to educate consumers as to the quality, design and performance of the Company's products, expand the Company's database for possible telemarketing follow up, promote the Company and its products, provide customer service and, through the Gary Player Pro Shop, the Company's online store, sell the Company's golf clubs and other products directly to consumers. Although product orders can be placed through its web site, to date, the Company has received few orders.

     The Company has implemented a number of web-based promotional programs designed to generate telemarketing leads. These programs, which include sweepstakes and product giveaways, are carried on the Company's web site as well as on other golf and non-golf web sites. The Company sponsors an annual Gary Player sweepstakes which invites visitors to the Company's web site to enter for a chance to win golf clubs, other golf products and, for first place winners, the opportunity to play 9 holes of golf with Gary Player. The information obtained from the sweepstakes entry form is used by the Company in its telemarketing efforts and will contribute to a mailing list for the Company's catalogs.

     The Company intends to use a portion of the proceeds of this offering to increase advertising of its web site and create or obtain additional content for its web site to increase sales via the Internet and to generate a customer list for its telemarketing and mail order operations.


     Guthy-Renker Letter of Intent

     The Company has entered into a non-binding letter of intent with Guthy-Renker Corporation ("Guthy-Renker") which contemplates an agreement pursuant to which Guthy-Renker would provide services to the Company for the direct marketing of its products. Guthy-Renker is a leading producer of high-quality infomercials and products designed for home shopping and direct response television sales with annual sales in excess of $350 million. Guthy-Renker also owns Choice Mall, a large electronic retail venue on the Internet, to which the Company would have access to sell its products.

     The letter of intent contemplates that, for its services, Guthy-Renker would receive compensation of $500,000 per year (payable monthly) and a royalty of 3% of net sales of products designated by the parties as subject to the agreement. In addition, the Company would issue to Guthy-Renker five-year warrants to purchase a number of shares of Common Stock equal to 15% of the fully diluted number of shares outstanding on the date of this Prospectus (including the shares sold in the offering and the shares underlying the Underwriter's Warrants) at an exercise price of $8.75 per share. One half of the warrants would be immediately vested, and the other half would vest if the agreement had not been terminated by either party within its first 17 months. Guthy-Renker would receive registration rights with respect to the warrant shares. Guthy-Renker would agree not to transfer any shares for two years without the consent of the Company and the Underwriter. The warrants would expire prior to their stated expiration date under certain circumstances, including a sale of the Company or termination of the agreement (subject to the ability of Guthy-Renker to resell publicly the warrant shares). Guthy-Renker would agree not to acquire any additional shares of the Common Stock without the prior written consent of the Board of Directors of the Company during the term of the agreement and for two years thereafter, and that it would not market directly, or assist others in marketing, golf equipment, apparel or accessories without the prior consent of the Company. The term of the agreement would be for three years and three months, and the Company would have the right to terminate the agreement in any year that the net sales on which royalties would be payable to Guthy-Renker were less than $5,000,000. In addition, the Company would agree to appoint a qualified designee of Guthy-Renker to serve as a director of the Company and to nominate such person as a director at the Company's next succeeding annual meeting of shareholders. There is no assurance that the Company will enter into a definitive agreement with Guthy-Renker.


Sublicensing

     The Company intends to sublicense the rights to use the Gary Player trademarks to third parties to market a wide variety of golf accessories, such as golf bags, gloves and headwear, and apparel, such as outerwear, rain gear and casual wear. The Company anticipates that sublicenses will be entered into principally for golf accessories and apparel, although the Company may enter into sublicenses outside the United States for golf clubs.

     The Company currently plans to develop three brands which it intends to sublicense for distribution of golf accessories and apparel in three market segments as follows:

     o Gary Player Signature: The Gary Player Signature line is expected to be the Company's premier line of golf apparel and accessories and will be licensed for distribution in golf pro shops and better golf specialty stores.

     o Gary Player: Products bearing the Gary Player trademark are expected to be licensed for sale in golf specialty stores and better department stores.

     o Black Knight: The Black Knight line is expected to be licensed for distribution in golf specialty stores, department stores, mass merchandise retail stores and through direct marketing.

     In connection with the Player Acquisition, the Company acquired several sublicenses pursuant to which GPG licensed to third parties the rights to manufacture, market and distribute products under the Gary Player trademarks. The sublicenses authorize the manufacture, distribution and sale in specified territories of one or more golf accessories, including golf bags, gloves, balls and headwear, apparel, such as outerwear, rain gear and casual wear, and golf clubs for juniors. The sublicenses generally provide for the payment to the Company of royalties on the sale of products, grant the Company approval rights with respect to the quality and advertising of the licensed products, and provide exclusivity to the sublicensees with respect to the specific products in the specified territories. To date, there have been no significant sales under any of these sublicensing arrangements, and the Company does not anticipate royalties from these existing sublicenses to contribute significantly to its revenues in fiscal year 1999.

     The Company intends to enter into sublicenses when it believes such arrangements will allow products sold under the Gary Player trademarks to be manufactured, marketed and distributed most effectively without compromising quality. In determining whether to bring a new product to market on its own or through a sublicensee, the Company will consider various factors, including the potential terms of a sublicense, the potential profit and expense (if marketed by the Company) and the financial, marketing and other resources available to the Company at such time.

     A principal goal of the Company will be to maintain the integrity of the trademarks under which it markets its products. The Company strives to provide consumers with high quality products and to maintain a consistent image in all of its advertising and marketing programs. In entering into sublicenses, the Company will seek to preserve the integrity of the Gary Player trademarks by closely monitoring and/or controlling the design and quality of the products manufactured by sublicensees.

Other Marketing and Advertising

     The Company will attempt to capitalize upon Gary Player brand awareness generated by its direct marketing efforts by selling its products on a limited basis in retail outlets upon achieving consumer awareness of its products. Although the Company intends to hire a vice president of retail sales within 30 to 60 days following consummation of this offering to develop and oversee the Company's retail operations, the Company does not currently intend to devote substantial funds or resources to build a retail marketing infrastructure. The Company believes that retail sales will complement its direct marketing efforts by increasing brand awareness.

     The Company believes that its overall sales efforts will be enhanced by greater consumer recognition of the Company and its products. The Company intends to increase its expenditures on print advertising in various golf and golf-related publications and golf and direct marketing industry trade shows to create consumer awareness.

Player Licenses

     The Player Licenses grant to the Company the perpetual, worldwide, exclusive right to use the name and likeness of Gary Player and ancillary marks in connection with the manufacture, marketing, distribution and exploitation (including sublicensing) of golf clubs, accessories and apparel. The Player Licenses do not cover golf instruction products, biographical products about Gary Player or other of Gary Player's businesses, including golf course design and management services.

     Under the terms of the Player Licenses, the Company will be obligated to pay an annual license fee during the first ten years of the licenses, increasing from $225,000 during the first year up to a maximum of $350,000 in each of the last six years. The Company's obligation to pay the license fee will terminate earlier if Gary Player does not play in at least ten internationally televised professional golf tournaments during any twelve-month period and is no longer Chairman of the Board of the Company (unless he is no longer Chairman because of his removal without cause or failure to be re-elected prior to the end of the fifth year, in which event he would receive the license fee for up to five more years). The Company may offset against the license fee any cash compensation or fee paid or payable to Gary Player as a director or officer of the Company. In addition to the license fee, the Company must pay royalties of (i) 3% of net receipts between $10 million and $20 million from sales of endorsed products through direct marketing during any year, (ii) 2% of net receipts in excess of $20 million from sales of endorsed products through direct marketing during any year, and (iii) 3% of net receipts from endorsed products which are sold other than through direct marketing (including royalties from sublicensing arrangements). The Company is not required to pay royalties on the first $10 million of net receipts from sales of endorsed products through direct marketing during any year.


     All uses of the Gary Player name and likeness are subject to the prior approval of the licensors which may not be unreasonably withheld. The Player Licenses may be terminated as a result of a material breach or default under either license by the Company which is not cured within 30 days of notice of the breach. The Company may not assign the Player Licenses except in connection with a sale of all or substantially all of the assets of the Company to, or a merger of the Company with, a person or entity other than a person or entity whose sales of golf clubs exceed 10% of the total sales of golf clubs during the calendar year, whose name includes the name of a recognized professional golfer or has over 25% of its capital stock owned by a recognized professional golfer.

Supply, Assembly and Delivery

     The Company's golf clubs are assembled by the Company at its Santa Maria facility using components (heads, shafts and grips) purchased from third-party manufacturers. The Company, in collaboration with Gary Player, selects the heads, shafts and grips for its clubs from prototypes designed and developed by component manufacturers based on aesthetics and features popular in the market at the time. The Company generally does not design its own golf club components; rather, with input from Gary Player, it works closely with its component manufacturers to modify their proprietary components when necessary to meet the Company's specifications. Accordingly, the Company has incurred immaterial product development expenditures to date.

     The Company, however, recently commissioned Tom Stites, a well known golf club designer, to develop club head molds for the Gary Player Black Knight Ti-162 woods. The Company expects to release these clubs in June 1998. The club heads feature a low profile that is very popular in today's market. The Company may commission the development of club components in the future if it believes that components with broad consumer acceptance are not being made available to the Company by its manufacturers.

     The Company selects its suppliers primarily on the basis of quality, price, payment terms and delivery capability. Currently, the Company purchases club heads from Magic Mechanical Co. Ltd., shafts primarily from Aldila and also from Grafalloy, and grips from Eaton Golf Pride. Aldila is a leading manufacturer of graphite shafts worldwide and a supplier of many of the largest golf club manufacturers, and Eaton Golf Pride is a leading manufacturer of golf club grips worldwide. The Company believes that the use of components from manufacturers with wide brand-name recognition and favorable consumer perception facilitates sales of its golf clubs and maintains quality.

     Historically, because of its financial condition, the Company generally has been required to pay for components upon shipment which has resulted in delays in filling orders. The Company intends to use a portion of the proceeds of this offering to purchase and maintain an increased inventory of golf club components. Golf clubs currently are shipped directly to customers via three day air delivery service generally within two to three weeks from the date of order. The Company believes that increasing its inventory of components will enable the Company to fill orders more quickly which could reduce order cancellations.

Product Returns; Warranty

     The Company believes that because it markets its golf clubs through direct marketing channels which do not allow customers to examine and handle the golf clubs prior to purchase, the Company must offer customers a meaningful right to return the clubs. Under the Company's current policy, customers may return golf clubs for a full refund (excluding shipping and handling charges) generally within 60 days after they are received.

     The Company recorded allowances for product returns of approximately 45%, 40%, 50% and 44% of gross sales for the year ended December 31, 1996, the three months ended March 31, 1997, the year ended March 31, 1998 and the three months ended June 30, 1998, respectively. The Company believes that its historic rate of return has been high primarily as a result of selling through direct marketing channels. Direct marketing customers do not have the opportunity to examine the clubs before they are purchased. The Company also believes that its product return rates have been high because, until the introduction of the Gary Player Black Knight line of golf clubs, the Company offered clubs with steel heads at a time when the market increasingly demanded club heads with titanium-face inserts. The Company believes that its product return rate will decline as the Company currently offers a line of clubs with titanium-face inserts and graphite shafts and as its market recognition increases. However, the Company does not strive to be a market innovator in the style or technology of its golf clubs and may from time to time lag behind market trends, which could lead to high levels of product returns.

     The Company offers returned products as demonstration models at significantly reduced prices, after cleaning and refurbishing the products. Demonstration models are sold at prices generally ranging from 53% to 73% of the clubs' original price, and accounted for approximately 18% and 13% of gross sales for the year ended March 31, 1998 and the three months ended June 30, 1998. The Company markets demonstration models through telemarketing to price-sensitive customers who desire a less expensive alternative to the Company's new golf clubs.

     The Company provides a lifetime warranty that the clubs will be free from defects in materials and workmanship. To date, the Company has not experienced material warranty expense.

Competition

     The markets for the Company's golf clubs and accessories are highly competitive and contain limited barriers to entry. The Company competes primarily on the basis of providing higher quality products at lower price points. The Company competes with golf equipment manufacturers and marketers as well as manufacturers and marketers of other sporting equipment that offer consumers products with similar entertainment or recreational value, such as ski and tennis equipment. Many of these competitors are well established companies with broad consumer recognition and greater financial, marketing, distribution, personnel and other resources than the Company. The golf equipment industry is currently dominated by four companies, Callaway Golf Company, Titleist/Cobra Golf, Karsten Manufacturing (Ping) and Taylor Made, which in the aggregate, accounted for approximately 50% of the golf clubs sold in the United States in 1997. In addition, the Company is aware of a number of companies which use infomercials to sell golf clubs (principally specialty clubs). Competition in the market for golf apparel is also extremely competitive. The Company intends to compete in this market by attempting to establish the Gary Player brand and offering, principally through sublicensees, a variety of products at various price and quality levels. In the golf apparel market, the Company will compete with a large number of manufacturers and retailers of golf and other sports apparel and casual and outerwear. There can be no assurance that the Company will be able to compete successfully.

Government Regulation

     The Company's direct marketing operations are subject to numerous Federal and state regulations, as well as general public scrutiny. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers to between 8:00 a.m. and 9:00 p.m., and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and the Federal Trade Commission ("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future operations. The infomercial industry is also regulated by the FTC, as well as by the Consumer Product Safety Commission, the Federal Communications Commission, various states' attorneys general and other state and local consumer protection agencies. The Company's marketing activities and/or products may become subject to the scrutiny of each of these regulatory agencies. Compliance with regulations promulgated by these agencies is generally the responsibility of the Company, and the Company could be subject to a variety of enforcement or private actions or any failure to comply with such regulations. Noncompliance by the Company with any rules and regulations enforced by a Federal or state consumer protection authority may subject the Company or its management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect the Company's business, financial condition and results of operations.

Employees

     At June 30, 1998, the Company had 266 full-time employees, including 209 in sales and marketing (of which 199 are in telemarketing), 13 in customer service and support, 18 in warehouse operations and shipping and 26 in general administration and finance. None of the employees of the Company is covered by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

Properties

     The Company's headquarters are located in Santa Maria, California, approximately 150 miles north of Los Angeles. The Company's headquarters occupy approximately 23,000 square feet of administrative, telemarketing and production assembly and fulfilment space pursuant to a sublease agreement which expires on October 31, 1998 and provides for a current annual rental of approximately $151,800. The Company is currently negotiating a renewal of this lease.

Legal Proceedings

     The Company is the subject of an unlawful detainer action filed by the sublessor of the premises serving as the Company's principal place of business. The lawsuit alleges that the Company owes the sublessor unpaid rent in the aggregate amount of approximately $182,474.75. The Company contests this claim. The plaintiff has made a written settlement offer offering to accept the sum of $75,000 as payment in full of the unpaid rent obligation. This offer is being considered by the Company.

     From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not currently a party to any pending legal proceedings that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

                                  MANAGEMENT



Directors and Executive Officers


     The following table sets forth certain information with respect to the directors and executive officers of the Company as of the date of this
Prospectus:




Name                                    Age    Position
----                                   -----   --------
Gary Player ........................    62     Chairman of the Board
Joseph J. White ....................    51     Chief Executive Officer and Director
Alfonso J. Cervantes, Jr. ..........    48     President, Secretary and Director
Joseph A. DePanfilis ...............    43     Chief Financial Officer and Executive Vice President
James Braden .......................    46     Vice President
Robert J. Friedland ................    41     Director
Marc B. Player .....................    37     Director
Steven O. Sparks ...................    52     Director


     Gary Player has agreed to serve as Chairman of the Board of the Company commencing on the date of this Prospectus. Mr. Player is a professional golfer and one of only four golfers ever to win all four major golf championships. Mr. Player's nine major titles include three Masters, three British Opens, two PGA Championships and one U.S. Open. Mr. Player's accomplishments also include 21 American PGA Tour victories and 23 worldwide titles in his first five years in Seniors competition. In winning the Senior British Open in 1988, he became the first man to complete the "Grand Slam" of Senior golf. Since 1984, Mr. Player has served as Chairman of Gary Player Group, Inc., a company he formed to manage a number of businesses, including Gary Player Golf Academies, a company engaged in worldwide golf instruction, Gary Player Enterprises, the licensing and endorsement company of the group for non-golf related matters, and Gary Player Design Company, which has designed over 140 internationally acclaimed golf courses worldwide. Mr. Player also owns the Gary Player Stud Farm, a breeder of top thoroughbred horses. Mr. Player also instituted and chairs the Gary Player Foundation, a philanthropic organization dedicated to educating poor rural children of South Africa.

     Joseph J. White has agreed to serve as Chief Executive Officer of the Company commencing on the date of this Prospectus. Mr. White was President of Gary Player Golf Equipment from July 1996 until the date of this Prospectus and President and a Director of Gary Player Group, Inc. from January 1997 until the date of this Prospectus. From September 1993 to March 1996, Mr. White was Vice President- Sports and ISP World-Wide Managing Director for The Portman Companies based in Atlanta, Georgia, where he participated in the initiation and development of the International Sports Plaza in conjunction with the 1996 Atlanta Olympic Games. From 1989 to 1993, Mr. White was President of Zett USA, Inc., a joint venture he created with Zett Corporation, Japan's largest wholesale sporting goods company. Zett USA marketed high end, high technology golf and baseball equipment. Mr. White is a member of the National Golf Foundation, has recently served on the Board of Directors of the Golf Manufacturers and Distributors Association and has been a member of the National Sporting Goods Association and the Sporting Goods Manufacturers Association. In addition, Mr. White currently serves on the Board of Directors for Clark Atlanta University's Graduate School of Sports and Entertainment.

     Alfonso J. Cervantes, Jr. co-founded the Company in October 1995 and has served as a director since its inception. He has also served in various executive officer capacities since July 1996, and has been the Chief Executive Officer and President since November 1997. Mr. Cervantes has agreed to resign as Chief Executive Officer commencing on the date of this Prospectus. Mr. Cervantes also serves as President and Chief Executive Officer of Trilogy Capital Group, Inc. ("Trilogy"), a position he has held since he formed that company in January 1991. Trilogy, which is not currently active, is a venture capital and consulting firm principally engaged in the reorganization and recapitalization (through Chapter 11 of the U.S. Bankruptcy Code or otherwise) of distressed small to middle market companies. In this capacity, Mr. Cervantes has developed and implemented reorganization plans for a number of companies, including three for which he served as director and Chief Executive Officer and for which he was instrumental in filing Chapter 11 plans, including International Paging Corporation in February 1994, Mediacom Industries, Inc. in March 1994 and Pearce Systems International, Inc. in March 1996 (which was converted to Chapter 7). Mr. Cervantes also serves as President of All Children Count, Inc., a non-profit corporation which he founded in 1991 that provides services to HIV-infected children and their families. Mr. Cervantes' employment contract provides that he will devote his full time business efforts to the Company's business during the term of the contract.

     Joseph A. DePanfilis has served as Executive Vice President of the Company since December 1997 and Chief Financial Officer of the Company since September 1997. From April 1996 until joining the Company, Mr. DePanfilis served as Vice President-Finance and Administration and Chief Financial Officer of Gateway Worldwide Communications, Inc., a provider of international communications services in 25 countries. From 1990 until April 1996, Mr. DePanfilis was Financial Controller of RF Technology, Inc., a manufacturer of microwave communications equipment used in the television and broadcast industries.

     James Braden has been Vice President of the Company since December 1997. He is responsible for recruitment, training and supervision of the sales personnel of the Company. He has served in the capacity of Director of Sales and Marketing since the formation of Rhino Marketing, Inc., the Company's predecessor company, which was incorporated in January 1995. From 1994 until joining the Company, Mr. Braden served as Sales Manager for Bob Mann Golf, Inc. Mr. Braden is a former PGA golf professional.

     Robert J. Friedland has served as a director of the Company since July 1996. Mr. Friedland is President and Chief Executive Officer of Kittrich Corporation, a company he formed in 1978. Kittrich Corporation manufactures and distributes various consumer products, including shelf and window coverings, stationery products and insecticidal products.

     Marc B. Player has agreed to serve as a director of the Company commencing on the date of this Prospectus. Mr. Player has served as Chief Executive Officer and a director of GPG since 1984. Mr. Player also served as President of Sports International, a company he formed in 1986. Sports International served as the exclusive representative in South Africa of International Management Group, one of the foremost sports management firms in the world. Sports International was acquired by International Management Group in 1991. Mr. Player is the son of Gary Player.

     Steven O. Sparks has served as a director of the Company since May 1997. In 1995, Mr. Sparks co-founded Sherwood Financial Group, a money management firm, and served as its President from June 1995 to May 1996 and Managing Director from June 1996 to June 1997. From 1991 to June 1995, Mr. Sparks served as a Vice President of Paine Webber, a stock brokerage firm. From January 1993 to July 1994, Mr. Sparks also served as President of H.S.H., Inc., a company engaged in the marketing and distribution of the Loomis golf club shaft. In 1993, Mr. Sparks served as General Partner of Tom Kite Golf Center Limited Partnership, a California limited partnership engaged in the development of the Tom Kite Golf Center.

     Directors are elected at each annual meeting of stockholders and hold office until the following annual meeting and their successors are duly elected and qualified. Executive officers of the Company serve at the discretion of the Board of Directors and until their successors are duly elected and qualified. The Company intends to appoint one additional independent director within 90 days following the date of this Prospectus.

     Pursuant to the underwriting agreement between the Company and the Underwriter (the "Underwriting Agreement"), the Company has agreed, for a period of three years from the date of this Prospectus, at the option of the Underwriter, to elect a designee of the Underwriter to the Company's Board of Directors or, at the Underwriter's option, as a non-voting adviser to the Company's Board of Directors. The Underwriter has not yet exercised its right to designate such a person.

Audit Committee

     The Board of Directors intends to establish an Audit Committee of two or more independent directors following the consummation of this offering. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent certified public accountants, reviewing with those accountants the plan and results of their audit of the financial statements and determining the independence of the accountants.

Director Compensation

     The Company does not compensate as directors the Chairman of the Board or directors who are also employees of the Company. The Company pays non-employee directors a fee of $4,000 per year, plus $300 for their personal attendance at any meeting of the Board and $150 for attendance at any telephonic meeting of the Board or at any meeting of a committee of the Board. As additional consideration for their services as directors, the Company granted to Messrs. Friedland, Sparks and Marc Player options under the Company's 1998 Plan to purchase 12,000, 12,000 and 9,000 shares of Common Stock, respectively, at an exercise price of $7.00 per share. All of these options vest on April 1, 1999.

Executive Compensation

     The following table sets forth compensation paid by the Company to each person (the "Named Executive Officers") who served as the Chief Executive Officer of the Company during the fiscal year ended March 31, 1998 (no other executive officer received compensation in excess of $100,000 during such year):


                           Summary Compensation Table




                                           Annual Compensation
                                 ---------------------------------------
                                                              Other
Name and Principal Position         Salary      Bonus      Compensation
---------------------------         ------      -----      ------------
Alfonso J. Cervantes .........    $104,039       $--        $  1,540(1)
  Chief Executive Officer(2)
John Pike (3) ................    $ 55,385       $--        $  2,088(1)
 Chief Executive Officer

------------
(1) Represents an automobile allowance.

(2) Mr. Cervantes served as Senior Vice President prior to becoming Chief Executive Officer in November 1997.

(3) Mr. Pike served as Chief Executive Officer from July 1996 to November 1997. Mr. Cervantes served as Chief Executive Officer from November 1997 through the end of the fiscal year.

Employment and Consulting Agreements

     The Company has entered into an employment agreement with Joseph J. White to serve as Chief Executive Officer for two years following the date of this Prospectus. Pursuant to his employment agreement, Mr. White will receive a salary of $165,000 for the first year and $181,500 for the second year, a bonus of $25,000 upon commencement of employment and a bonus, not to exceed 20% of Mr. White's base salary per year, equal to 10% of the pre-tax earnings of the Company in excess of (i) $3,000,000 (for the year ending March 31, 1999) and
(ii) the greater of $5,000,000 or 150% of pre-tax earnings of the Company for the year ending March 31, 1999 (for the year ending March 31, 2000). Mr. White will also receive certain other benefits, including a $1,000 per month automobile allowance and up to $25,000 of the initiation fee for a corporate membership in a golf country club. The Company will reimburse Mr. White for his expenses in relocating his home from South Carolina to California and the brokerage commissions on the sale of his South Carolina home. In addition, if Mr. White is unable to sell his residence in South Carolina by October 21, 1998, the Company has agreed to pay interest until the end of his employment term on a new loan obtained by Mr. White to purchase a residence near the Company's executive offices.

     The Company has entered into an employment agreement with Alfonso J. Cervantes, Jr. to serve as President for two years following the date of this Prospectus. Pursuant to his employment agreement, Mr. Cervantes will receive a salary of $150,000 for the first year and $165,000 for the second year and certain benefits, including an automobile and related expenses up to a $12,000 per year. The Company will also reimburse Mr. Cervantes for any expenses in relocating from Los Angeles, California to Santa Maria, California.

     The Company has entered into an employment agreement with Joseph A. DePanfilis for one year following the date of this Prospectus. Pursuant to his employment agreement, Mr. DePanfilis will receive a salary of $90,000, a bonus of $5,000 upon the date of this Prospectus and certain benefits, including an automobile and related expenses up to $6,000 per year.

     The Company may, under the terms of each of the employment agreements, terminate the employee's employment at any time with or without cause. Upon termination without cause, the Company must continue to pay the employee's salary and certain other benefits for the duration of the employment term. In addition, each employee may terminate his employment upon a change of control of the Company (as defined) and receive a lump sum payment equal to the remaining salary due under his employment agreement and continuation of certain other benefits for the duration of the employment term.

     In October 1996, the Company entered into a consulting agreement with Robert Friedland, a director of the Company. Pursuant to this agreement (as amended), Mr. Friedland provided management services to the Company related to the manufacture and shipment of its products, order processing and fulfillment, financial analysis and labor matters. As compensation for these services, the Company granted to Mr. Friedland warrants to purchase 22,500 shares of Common Stock at an exercise price of $4.00 per share. Mr. Friedland exchanged his warrants for 7,500 shares of Common Stock prior to the consummation of this offering. The Company and Mr. Friedland have entered into a new consulting agreement pursuant to which Mr. Friedland will continue to provide these types of management services to the Company for one year following the consummation of this offering. For these services, Mr. Friedland received an option under the 1998 Plan to purchase 10,000 shares of Common Stock at an exercise price of $7.00 per share.

     The Company and Sparks Financial, Inc. ("Sparks Financial"), a company owned by Steven Sparks, a director of the Company, have entered into a consulting agreement pursuant to which Sparks Financial has agreed to perform various services for the Company for one year following the consummation of this offering, including services related to the identification of new golf club features and design trends and the development by the Company of relationships with strategic partners. For these consulting services, Sparks Financial has received an option under the 1998 Plan to purchase 25,000 shares of Common Stock at an exercise price of $7.00 per share.

     The Company and Marc B. Player, a director of the Company, have entered into a consulting agreement pursuant to which Mr. Player has agreed for a period of one year following consummation of this offering to provide services to the Company relating to investor relations, strategic planning, development of new product lines and identification and development of domestic and foreign business opportunities. For these services, Mr. Player will receive a consulting fee of $5,000 per month during the term of the agreement.

Stock Option Plan

     The Company has a Stock Option Plan (the "1998 Plan") which provides for the issuance of up to 350,000 shares of Common Stock pursuant to options granted from time to time to directors, officers, employees and consultants. Unless extended or terminated sooner by the Board of Directors, the 1998 Plan will terminate in 2008.

     The 1998 Plan may be administered by the Company's Board of Directors or, at the discretion of the Board, a committee of two or more directors (the "Administrator"). Subject to the provisions of the 1998 Plan, the Administrator will have full and final authority to select persons to whom options will be granted and to determine the terms and conditions of the options.

     Options granted under the 1998 Plan may, at the discretion of the Administrator, either be "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not qualify as "incentive stock options." The exercise price of an option granted under the 1998 Plan may not be less than the fair market value of a share of Common Stock on the date of grant. No participant may receive options representing more than 50% of the aggregate number of shares of Common Stock that may be issued pursuant to all options under the 1998 Plan. An option may provide for the issuance of Common Stock for any lawful consideration, including services rendered or, to the extent permitted by applicable state law, to be rendered. Currently, Delaware law does not permit the issuance of common stock for services to be rendered.

     An option granted under the 1998 Plan may include a provision conditioning or accelerating the receipt of benefits, either automatically or in the discretion of the Administrator, upon the occurrence of specified events, including a change of control of the Company, an acquisition of a specified percentage of the voting power of the Company or a dissolution, liquidation, merger, reclassification, sale of substantially all of the property and assets of the Company or other significant corporate transaction.

     An option under the 1998 Plan may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant to the option, and/or to pay all or part of the recipient's tax withholding obligations with respect to such issuance, by delivering previously owned shares of capital stock of the Company or other property, or by reducing the amount of shares or other property otherwise issuable pursuant to the option. If an option granted under the 1998 Plan permitted the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the option may grant the recipient the right to "pyramid" his or her previously owned shares, i.e., to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each transaction to pay the purchase price of the shares acquired in the following transaction, to exercise the option for a larger number of shares with no more investment than the original share or shares delivered.

     The Board of Directors may amend the 1998 Plan at any time and in any manner, subject to the following: (i) no recipient of any option may, without his or her consent, be deprived thereof or of any of his or her rights thereunder or with respect thereto as a result of such amendment or termination; and (ii) if any rule or regulation promulgated by the Securities and Exchange Commission, the Internal Revenue Service or any national securities exchange or quotation system upon which any of the Company's securities are listed requires that any such amendment be approved by the Company's stockholders, then such amendment will not be effective until it has been approved by the Company's stockholders.

     Options to purchase an aggregate of 288,000 shares of Common Stock at an exercise price of $7.00 per share have been granted under the 1998 Plan. These options include, among others, options to purchase an aggregate of 33,000 shares granted as compensation to the Company's directors, and options to purchase 150,000, 50,000, 12,500, 25,000, 10,000 and 7,500 shares granted to
Messrs. White, Cervantes, DePanfilis, Sparks, Friedland and Braden, respectively.

Limitation of Liability and Indemnification Matters

     The Company's Certificate of Incorporation and its By-Laws provide that the Company may indemnify each director, officer and employee of the Company to the full extent permitted by law, as the same exists or may hereafter be amended.
Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may otherwise be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation also provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of the duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

     The Company has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director of the Company and certain of its officers (the "Indemnitees"). Pursuant to the terms and conditions of the Indemnity Agreements, the Company has agreed to indemnify, to the maximum extent permitted under applicable law, each Indemnitee against any amounts which he becomes legally obligated to pay in connection with any claim against him based upon any action or inaction which he may commit, omit or suffer while acting in his capacity as a director and/or officer of the Company or its subsidiaries, provided, however, that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action, had no reasonable cause to believe Indemnitee's conduct was unlawful.

                            PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information as of the date of this Prospectus and as adjusted to reflect the sale by the Company of 1,600,000 shares of Common Stock offered hereby (based on information obtained from the persons named below), relating to the beneficial ownership of shares of Common Stock by (i) each person or entity who is known to the Company to beneficially own more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group.





                                                                           Percentage of Shares
                                                                          Beneficially Owned(2)
                                                                          ----------------------
                                                  Number of Shares          Before       After
Name and Address of Beneficial Owner(1)         Beneficially Owned(2)      Offering     Offering
---------------------------------------         ---------------------      --------     --------
Gary Player Group, Inc ...................             539,286(3)             17.2%       11.4%
 3930 RCA Boulevard, #3001 ...............
 Palm Beach Gardens, FL 33410 ............
Gary Player ..............................             539,286(3)             17.2        11.4
Marc B. Player ...........................             539,286(3)(4)          17.2        11.4
Jack Cancellieri .........................             182,500                 5.8         3.8
Alfonso J. Cervantes Jr. .................             156,783(5)              5.0         3.3
Steven O. Sparks .........................              47,582(6)              1.5         1.0
Joseph J. White ..........................              32,143(7)                *           *
Robert Friedland .........................              26,404(8)                *           *
James Braden .............................               9,167(9)                *           *
Joseph A. DePanfilis .....................               6,400(10)               *           *
All of the directors and executive
 officers as a group (8 persons) .........             817,765(9)(11)         26.0%       17.2%


------------
*  Less than 1%.

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of the Company, 2811 Airpark Drive, Santa Maria, California 93455.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days of this Prospectus have been exercised or converted. Assumes a base of 3,140,870 shares of Common Stock outstanding prior to this offering and a base of 4,740,870 shares of Common Stock outstanding immediately after this offering, before any consideration is given to other outstanding options.

(3) These shares are held of record by GPG. By virtue of their positions with and control of GPG and their investment and voting power with respect to these shares, Gary Player and Marc B. Player are principal and beneficial owners of these shares.

(4) Does not include 9,000 shares of Common Stock issuable upon exercise of stock options exercisable commencing April 1, 1999.

(5) Includes 5,000 shares of Common Stock pledged to the Company to secure the obligations of Trilogy Capital, Inc., a corporation wholly-owned by Mr. Cervantes, to the Company pursuant to a promissory note. Does not include 50,000 shares of Common Stock issuable upon exercise of stock options exercisable commencing one year from the date of this Prospectus. See "Certain Transactions."

 (6) Includes 22,000 shares of Common Stock held by Sparks Financial, Inc., a corporation of which Mr. Sparks is the sole stockholder. Does not include 37,000 shares of Common Stock issuable upon exercise of stock options exercisable at various times commencing April 1, 1999.

 (7) Does not include 150,000 shares of Common Stock issuable upon exercise of stock options exercisable commencing one year from the date of this Prospectus.

 (8) Does not include 22,000 shares of Common Stock issuable upon exercise of stock options exercisable at various times commencing April 1, 1999.

 (9) Includes 7,500 shares of Common Stock issuable upon exercise of stock options that are currently exercisable. Does not include 7,500 shares of Common Stock issuable upon exercise of stock options exercisable commencing one year from the date of this Prospectus.

(10) Includes 500 shares of Common Stock held by Mr. DePanfilis' wife as custodian for their son. Does not include 12,500 shares of Common Stock issuable upon exercise of stock options exercisable commencing one year from the date of this Prospectus.

(11) Does not include 280,500 shares of Common Stock issuable upon exercise of stock options exercisable at various times commencing April 1, 1999.

                             CERTAIN TRANSACTIONS

     In March 1996, the Company made a loan of $142,160 to Trilogy, a venture capital and consulting firm owned by Alfonso J. Cervantes, Jr., in lieu of fees payable to Trilogy for services rendered in connection with the Company's formation and the acquisition of Rhino Marketing, Inc. and financing activities. Mr. Cervantes was a director of the Company at the time of the loan. The loan is evidenced by a promissory note which bears interest at the rate of 1% over the prime rate (8.5% as of April 30, 1998), and is due and payable as follows: (i) twelve months of accrued interest only is payable on December 31, 1998; (ii) principal and accrued interest are payable monthly commencing January 1, 1999 based on a 10-year amortization schedule until December 31, 2002; and (iv) the remaining balance of principal and accrued interest is payable on December 31, 2002. Mr. Cervantes pledged 5,000 shares of his Common Stock as collateral for the loan.

     In October 1996, Alfonso J. Cervantes, Jr. transferred an aggregate of 27,083 shares of Common Stock owned by him to certain of the Company's lenders in consideration of their agreement to extend the maturity date of a loan in the principal amount of $400,000 to the Company.

     Sparks Financial, Inc. ("Sparks Financial"), a company owned by Steven Sparks, a director of the Company, and Mr. Sparks have served as consultants to the Company in connection with sales by the Company of its securities, for which they received an aggregate of 44,000 shares of Common Stock and warrants to purchase 10,745 shares of Common Stock at an exercise price of $4.00 per share. Mr. Sparks and Sparks Financial have exchanged their warrants for 3,581 shares of Common Stock prior to consummation of this offering.

     Alfonso J. Cervantes, Jr. has personally guaranteed the repayment by the Company of certain indebtedness in the aggregate principal amount of $750,000, of which $400,000 was outstanding at June 30, 1998. In November 1997, as consideration for his personal guarantee, the Company issued 17,500 shares of Common Stock to Mr. Cervantes.

     In November 1997, the Company entered into an agreement with GPG, pursuant to which the Company acquired on the date of this Prospectus the assets of the golf equipment operations of GPG, including the Player Licenses, which, directly or indirectly are granted by Gary Player. Gary Player, the Company's Chairman of the Board, Joseph White, the Chief Executive Officer and a director of the Company, and Marc Player, a director of the Company, are executive officers and directors of GPG, and Gary Player and Marc Player are beneficial stockholders of GPG. Messrs. White, Gary Player and Marc Player were not officers, directors or stockholders of the Company at the time the agreement was negotiated and entered into with GPG. The purchase price for these assets is (i) $250,000 which is due within three days following the consummation of this offering, (ii) 571,429 shares of Common Stock and (iii) the assumption by the Company of $1,100,000 of liabilities of GPG. Pursuant to an agreement between Joseph White and GPG, Mr. White received 32,143 shares of Common Stock issued by the Company to GPG in the Player Acquisition. See "Business -- Player Licenses."


     All future transactions, including loans, between the Company and its officers, directors and stockholders holding 5% or more of the Company's outstanding voting securities will be on terms no less favorable to the Company than could be obtained in arm's length transactions from unaffiliated third parties. Further, all such transactions, and the forgiveness of indebtedness owed by such persons to the Company, must be approved by a majority of the Company's independent directors who do not have an interest in the transaction and who have access, at the Company's expense, to the Company's or to independent legal counsel.

                           DESCRIPTION OF SECURITIES

General

     The Company is authorized to issue 10,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. As of the date of this Prospectus, there are 3,140,870 shares of Common Stock outstanding held by approximately 217 holders of record and no shares of Preferred Stock outstanding.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which the holders of Common Stock are entitled to vote, and holders of Common Stock may cumulate votes in the election of directors. The holders of Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled, subject to the rights of holders of Preferred Stock issued by the Company, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock. The holders of Common Stock have no preemptive or conversion rights and they are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the Common Stock issuable pursuant to this Prospectus will be, when issued, fully paid and nonassessable.

Preferred Stock

     The Company is authorized to issue "blank check" Preferred Stock in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company. The Company does not currently intend to issue any shares of its Preferred Stock.


Warrants

     The Company has outstanding 4,000 Class A Warrants held by one security holder. Each "Class A Warrant" entitles the holder thereof to purchase one-half share of Common Stock for $2.21 per share. The Class A Warrants are immediately exercisable, expire on December 31, 1998 and are subject to equitable adjustments in the purchase price and in the number of shares of Common Stock deliverable upon exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger. The Class A Warrants provide for piggyback registration rights. See "-- Registration Rights."


Section 203 of the Delaware General Corporation Law

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Registration Rights

     The holders of 961,040 shares of Common Stock are entitled to piggyback registration rights with respect to such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act at least 180 days subsequent to this offering, these holders are entitled to notice of such registration and are entitled to include their shares in such registration, provided, among other conditions, that the underwriters of any offering have the right to limit the number of shares included in such registration. All holders of registration rights have agreed to waive such rights in connection with this offering and to not exercise any such rights for one year from the date of this Prospectus without the Underwriter's prior written consent.

     In connection with this offering, the Company has agreed to grant to the Underwriter certain demand and piggyback registration rights in connection with the 160,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrants. See "Underwriting."


Transfer Agent

     The Company's transfer agent and registrar for its Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

Reports to Stockholders

     The Company has registered its Common Stock under the provisions of
Section 12(g) of the Exchange Act. Such registration will require the Company to comply with periodic reporting, proxy solicitation and certain other requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as the Company may deem to be appropriate or as may be required by law, and to make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of this offering, the Company will have 4,740,870 shares of Common Stock outstanding, of which the 1,600,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 3,140,870 shares of Common Stock held by existing stockholders are "restricted" securities within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

     In general, under Rule 144, restricted securities which have been outstanding for at least two years are freely transferrable by persons who are not affiliates of the Company. Restricted securities which have been outstanding for at least one year but less than two years are transferrable in the public market only if the Company is current in its public reporting obligations and subject to the following limitations: (i) the holder may not sell an amount of restricted shares which exceeds the greater of (A) 1% of the then outstanding shares of Common Stock (approximately 47,409 shares immediately following this offering) or (B) the average weekly trading volume of the Common Stock during the prior four calendar weeks; and (ii) the shares must be sold in "brokers' transactions" or directly to a market maker. Affiliates may sell shares (restricted shares and unrestricted shares) in public transactions only in compliance with the Rule 144 limitations applicable to restricted securities outstanding less than two years. In general, under Rule 701 under the Securities Act as currently in effect, any non-affiliate employee, consultant or advisor of the Company who acquires shares from the Company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the date of this Prospectus in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.


     In addition, stockholders (including all officers and directors) holding an aggregate of 3,014,931 shares of Common Stock have agreed with the Underwriter that without the prior consent of the Underwriter, they will not sell or contract to sell any shares of Common Stock, or any options or warrants to purchase Common Stock, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, of the Company for one year after the date of this Prospectus. The Underwriter has agreed that it will not consent to the sale or other disposition of approximately 740,310 of these shares during such twelve month period. Further, each officer, director and 5% stockholder has agreed, for a period of one year commencing on the first anniversary of the date of this Prospectus, not to sell during any three-month period shares of Common Stock in excess of the amount such person would be permitted to sell if they were deemed an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act.

                                 UNDERWRITING


     Whale Securities Co., L.P. (the "Underwriter"), has agreed, subject to the terms and conditions contained in the underwriting agreement between the Company and the Underwriter, to purchase 1,600,000 shares of Common Stock from the Company. The Underwriter is committed to purchase and pay for all of the shares of Common Stock offered hereby if any of such securities are purchased. The Common Stock is being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to approval of certain legal matters by counsel and to certain other conditions.


     The Underwriter has advised the Company that it proposes to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriter may allow certain dealers who are members of the NASD concessions not in excess of $____ per share of Common Stock, of which not in excess of $ ___ per share may be reallowed to other dealers who are members of the NASD.


     The Company has granted to the Underwriter an option, exercisable during the 45-day period from the date of this Prospectus, to purchase from the Company up to 240,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriter may exercise this option in whole, or from time to time, in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.


     The Company has agreed to pay the Underwriter a non-accountable expense allowance of 3% of the gross proceeds of the offering of which $50,000 has been paid as of the date of this Prospectus. The Company has also agreed to pay all expenses in connection with qualifying the shares of Common Stock offered hereby for sale under the laws of such states as the Underwriter may designate, including expenses of counsel retained for such purpose by the Underwriter.


     The Company has agreed to sell to the Underwriter and its designees, for an aggregate of $160, warrants (the "Underwriter's Warrants") to purchase up to 160,000 shares of Common Stock at an exercise price equal to 165% of the initial public offering price per share. The Underwriter's Warrants may not be sold, transferred, assigned or hypothecated for one year from the date of this Prospectus, except to officers and partners of the Underwriter and members of the selling group, and are exercisable during the five-year period commencing on the date of this Prospectus (the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Underwriter's Warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock. To the extent that the Underwriter's Warrants are exercised, dilution of the interests of the Company's stockholders will occur. Further, the terms on which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Underwriter's Warrants can be expected to exercise them at any time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Underwriter's Warrants. Any profit realized by the Underwriter on the sale of the Underwriter's Warrants or the underlying shares of Common Stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Underwriter's Warrants, at the Company's expense, to register the Underwriter's Warrants and the shares of Common Stock issuable upon exercise of the Underwriter's Warrants under the Securities Act on one occasion during the Warrant Exercise Term and to include the Underwriter's Warrants and such underlying shares in any appropriate registration statement which is filed by the Company during the seven years following the date of this Prospectus.

     The Company has also agreed to retain the Underwriter as a financial consultant for a period of two years following the consummation of the offering for a fee of $30,000, payable in full in advance. The consulting agreement with the Underwriter does not require the Underwriter to devote a specific amount of time to the performance of its duties thereunder. It is anticipated that these consulting services will be provided by principals of the Underwriter and/or members of the Underwriter's corporate department who, however, have not been designated as of the date hereof. In the event that the Underwriter originates a financing or a merger, acquisition, joint venture or other transaction to which the Company is a party, the Underwriter will be entitled to receive a finder's fee in consideration of the origination of such transaction.

     The Company has also agreed, for a period of three years from the date of this Prospectus, at the option of the Underwriter, to elect a designee of the Underwriter to the Company's Board of Directors or, at the Underwriter's option, as a non-voting adviser to the Company's Board of Directors. The Underwriter has not yet exercised its right to designate such a person.


     Stockholders of the Company (including the Company's officers and directors) beneficially owning an aggregate of 3,014,931 shares of Common Stock have agreed not to sell or otherwise dispose of any securities of the Company beneficially owned by them for a period of twelve months from the date of this Prospectus, without the prior written consent of the Underwriter. The Underwriter has agreed that it will not consent to the sale or other disposition of approximately 740,310 of these shares during such twelve month period.


     The Underwriter has advised the Company that it does not expect sales of the shares offered hereby to discretionary accounts to exceed 1% of the securities offered hereby.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

     Prior to the offering, there has been no public trading market for the Company's Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter. Among the factors considered in determining the offering price of the Common Stock were the Company's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the securities market.

     In order to facilitate the offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Common Stock for its own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriter may bid for, and purchase, shares of Common Stock in the open market. The Underwriter may also reclaim selling concessions allowed to a dealer for distributing the Common Stock in the offering, if the Underwriter repurchases previously distributed Common Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriter by Tenzer Greenblatt LLP, New York, New York.

                                    EXPERTS

     The following financial statements have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports appearing elsewhere in this Prospectus and Registration Statement: (i) the financial statements of the Company at March 31, 1998, and for the year ended December 31, 1996, three months ended March 31, 1997 and year ended March 31, 1998; and (ii) the financial statements of Gary Player Golf Equipment (a division of GPG) at December 31, 1997 and for the years ended December 31, 1996 and 1997. These financial statements are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement under the Securities Act for the shares offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by this reference. For further information about the Company and the shares offered by this Prospectus, reference is hereby made to the Registration Statement and exhibits included with the Registration Statement. a copy of the Registration Statement, including exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering Analysis and Retrieval (EDGAR) system. The Commission maintains an Internet web site which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company, at http://www.sec.gov.

                             GARY PLAYER GOLF, INC.
                          INDEX TO FINANCIAL STATEMENTS





                                                                                              Page
                                                                                             -----
Gary Player Golf, Inc

   Report of Independent Certified Public Accountants ....................................     F-2

   Consolidated Balance Sheets as of March 31, 1998 and June 30, 1998 (unaudited) ........     F-3

   Consolidated Statements of Operations for the year ended December 31, 1996, the three months ended March 31, 1997, the year ended March 31, 1998 and the
   three months ended June 30, 1998 and 1997 (unaudited) .................................     F-4

   Consolidated Statement of Stockholders' Deficit for the year ended December
   31, 1996, the three months ended March 31, 1997, the year ended March 31,
   1998 and the three months ended June 30, 1998 (unaudited) .............................     F-5

   Consolidated Statements of Cash Flows for the year ended December 31, 1996, the three months ended March 31, 1997, the year ended March 31, 1998 and the
   three months ended June 30, 1998 and 1997 (unaudited) .................................     F-7

   Notes to Consolidated Financial Statements ............................................     F-9

Gary Player Golf Equipment (A division of Gary Player Group, Inc.)

   Report of Independent Certified Public Accountants ....................................    F-19

   Statements of Assets, Liabilities and Division Deficit as of June 30, 1998
   (unaudited) and December 31, 1997 .....................................................    F-20

   Statements of Operations and Changes in Division Deficit for the six months ended June 30, 1998 and 1997(unaudited) and for the years ended December 31,
   1997 and 1996 .........................................................................    F-21

   Statements of Cash Flows for the six months ended June 30, 1998 and
   1997(unaudited) and for the years ended December 31, 1997 and 1996 ....................    F-22

   Notes to Financial Statements .........................................................    F-23

Gary Player Golf, Inc. Pro Forma Consolidated Financial Statements

   Notes to Pro Forma Consolidated Financial Statements ..................................    F-26

   Pro Forma Consolidated Balance Sheet as of March 31, 1998 .............................    F-27

   Pro Forma Consolidated Statement of Operations for the year ended March 31, 1998 ......    F-29

   Pro Forma Consolidated Statement of Operations for the three months ended
   June 30, 1998 .........................................................................    F-30


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
Gary Player Golf, Inc.


     We have audited the accompanying consolidated balance sheet of Gary Player Golf, Inc. and Subsidiaries as of March 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year ended March 31, 1998, the three months ended March 31, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gary Player Golf, Inc. and Subsidiaries as of March 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year ended March 31, 1998, the three months ended March 31, 1997 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.







Los Angeles, California
April 24, 1998 (except for Note P, items 1 and 2 as to which the date is _________, 1998)
--------------------------------------------------------------------------------

The foregoing report is in the form which will be signed upon consummation of the transactions described in Note P, items 1 and 2 to the financial statements.



                                          Grant Thornton LLP






Los Angeles, California
April 24, 1998

                     GARY PLAYER GOLF, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS






                                                                          March 31,          June 30,
                                                                            1998               1998
                                                                      ----------------   ----------------
                                                                                            (unaudited)
                                ASSETS
CURRENT ASSETS
 Cash .............................................................    $     129,008      $     217,968
 Accounts receivable, less allowance for returns of $26,184 at
   March 31, 1998 and $46,490 at June 30, 1998.....................           49,284             73,910
 Inventories ......................................................          408,491            815,713
 Prepaid expenses and other .......................................          103,423            338,833
                                                                       -------------      -------------
      Total current assets ........................................          690,206          1,446,424
PROPERTY AND EQUIPMENT, net .......................................          158,486            245,305
OTHER ASSETS ......................................................          781,983          1,081,603
                                                                       -------------      -------------
                                                                       $   1,630,675      $   2,773,332
                                                                       =============      =============
                  LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
 Accounts payable and accrued liabilities .........................    $   2,505,624      $   3,292,521
   Notes payable, net of unamortized discount of $790,857 at March
   31, 1998 and $412,143 at June 30, 1998..........................        2,306,643          4,072,857
 Customer refunds payable, deferred revenue and allowance
   for returns ....................................................        2,278,479          2,642,853
                                                                       -------------      -------------
      Total current liabilities ...................................        7,090,746         10,008,231
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT
 Preferred stock, par value $.001 per share -- authorized,
   5,000,000 shares
 Series B Convertible Preferred Stock -- authorized 750,750 shares;
   572,649 shares issued and outstanding ..........................              573                573
 Common stock, par value $.001 per share -- authorized,
     10,000,000 shares, issued and outstanding 1,700,770 shares at
   March 31, 1998 and 1,686,013 at June 30, 1998 ..................            1,701              1,687
 Capital in excess of par value ...................................        5,645,472          6,370,485
 Accumulated deficit ..............................................      (11,107,817)       (13,607,644)
                                                                       -------------      -------------
                                                                          (5,460,071)        (7,234,899)
                                                                       -------------      -------------
                                                                       $   1,630,675      $   2,773,332
                                                                       =============      =============



         The accompanying notes are an integral part of this statement.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS






                                           Year ended      Three months ended      Year ended          Three months ended
                                          December 31,          March 31,          March 31,                June 30,
                                              1996                1997                1998            1997            1998
                                        ----------------  --------------------  ---------------  -------------  ---------------
                                                                                                          (unaudited)
Gross sales ..........................    $  8,116,323         $1,509,453        $  9,567,902     $2,247,085     $  5,067,006
Less allowances for returns ..........       3,691,779            599,735           4,799,870      1,109,551        2,213,939
                                          ------------         ----------        ------------     ----------     ------------
      Net sales ......................       4,424,544            909,718           4,768,032      1,137,534        2,853,067
Cost of goods sold ...................       1,619,568            422,983           1,973,105        342,114        1,174,609
                                          ------------         ----------        ------------     ----------     ------------
      Gross profit ...................       2,804,976            486,735           2,794,927        795,420        1,678,458

Operating expenses
   Telemarketing and infomercial
   expenses ..........................       2,924,568            529,407           3,142,639        494,610        1,484,606
 Selling expenses ....................       1,045,567            157,979           1,685,291        298,022          888,722
 General and administrative ..........       1,686,154            367,728           1,680,723        409,885          399,487
 Depreciation and amortization .......          34,941              4,341              34,028          7,560           17,051
 Litigation settlements ..............         306,128                 --              26,194         25,000           23,333
 Loss on impaired assets .............         200,000                 --                  --             --               --
                                          ------------         ----------        ------------     ----------     ------------
      Total operating expenses .......       6,197,358          1,059,455           6,568,875      1,235,077        2,813,199
                                          ------------         ----------        ------------     ----------     ------------
      Operating loss .................      (3,392,382)          (572,720)         (3,773,948)      (439,657)      (1,134,741)

Other expenses
 Interest expense ....................         356,484             73,881             179,536         41,979          118,384
 Non-cash interest expense ...........         182,011                 --           1,681,763          7,854        1,278,357
 Other, net ..........................         127,794                 --             (10,733)       (10,622)         (31,654)
                                          ------------         ----------        ------------     ----------     ------------
      Total other expenses ...........         666,289             73,881           1,850,566         39,211        1,365,087
                                          ------------         ----------        ------------     ----------     ------------
      NET LOSS .......................    $ (4,058,671)        $ (646,601)       $ (5,624,514)    $ (478,868)    $ (2,499,828)
                                          ============         ==========        ============     ==========     ============

Net loss attributable to common
 shares
 Net loss ............................    $ (4,058,671)        $ (646,601)       $ (5,624,514)    $ (478,868)    $ (2,499,828)
 Preferred dividends .................         (19,250)           (32,080)           (155,799)       (39,007)         (38,181)
                                          ------------         ----------        ------------     ----------     ------------
                                          $ (4,077,921)        $ (678,681)       $ (5,780,313)    $ (517,875)    $ (2,538.009)
                                          ============         ==========        ============     ==========     ============
Weighted average shares of common
 stock outstanding ...................         965,529          1,243,634           1,484,147      1,343,200        1,694,454
                                          ============         ==========        ============     ==========     ============
Net loss per share -- Basic and
 diluted .............................    $      (4.22)        $    (0.55)       $      (3.89)    $     (.39)    $      (1.50)
                                          ============         ==========        ============     ==========     ============


        The accompanying notes are an integral part of these statements.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
     JUNE 30, 1998 (UNAUDITED), MARCH 31, 1998, 1997 AND DECEMBER 31, 1996






                                                   Preferred stock            Common stock
                                               ------------------------  -----------------------
                                                   Shares       Amount      Shares       Amount
                                               -------------  ---------  ------------  ---------
Balance at January 1, 1996 ..................      191,579     $   192      724,099     $   724
Common stock warrants issued ................           --          --           --          --
Issuance of common stock through con-
 version of Series A preferred stock ........     (191,579)       (192)     402,027         402
Issuance of common stock in connection
 with employment agreement ..................           --          --       50,000          50
Issuance of common stock as debt issu-
 ance incentives ............................           --          --       50,000          50
Issuance of common stock in connection
  with guarantee of Company obligations                 --          --       25,000          25
Issuance of common stock to extend
 accounts payable terms .....................           --          --        2,500           3
Issuance of Series B preferred stock, net
 of issuance costs of $494,596 ..............      356,165         356           --          --
 Conversion of notes payable to preferred
 stock ......................................       92,533          93           --          --
Writeoff of note receivable in connection
 with litigation settlement .................           --          --           --          --
Net loss for the year .......................           --          --           --          --
                                                  --------     -------      -------     -------
Balance at December 31, 1996 ................      448,698         449    1,253,626       1,254
Common stock cancelled in connection
 with litigation settlement .................           --          --      (53,523)        (54)
Common stock issued in connection with
 litigation settlement ......................           --          --       20,000          20
Common stock issued as payment for con-
 sulting fees ...............................           --          --        7,285           8
Issuance of Series B preferred stock ........       88,074          88           --          --
Conversion of notes payable to preferred
 stock ......................................        9,975          10           --          --
Common stock subscriptions ..................           --          --           --          --
Net loss for the period .....................           --          --           --          --
                                                  --------     -------    ---------     -------
Balance at March 31, 1997 ...................      546,747         547    1,227,388       1,228


                                                 Common stock    Capital in excess       Note        Accumulated
                                                subscriptions       of par value      receivable       deficit
                                               ---------------  -------------------  ------------  ---------------
Balance at January 1, 1996 ..................     $      --         $   404,450       $ (20,703)    $    (778,031)
Common stock warrants issued ................            --              47,125              --                --
Issuance of common stock through con-
 version of Series A preferred stock ........            --                (210)             --                --
Issuance of common stock in connection
 with employment agreement ..................            --                  50              --                --
Issuance of common stock as debt issu-
 ance incentives ............................            --                  50              --                --
Issuance of common stock in connection
   with guarantee of Company obligations                 --                  25              --                --
Issuance of common stock to extend
 accounts payable terms .....................            --                   2              --                --
Issuance of Series B preferred stock, net
 of issuance costs of $494,596 ..............            --             691,077              --                --
 Conversion of notes payable to preferred
 stock ......................................            --             308,042              --                --
Writeoff of note receivable in connection
 with litigation settlement .................            --                  --          20,703                --
Net loss for the year .......................            --                  --              --        (4,058,671)
                                                  ---------         -----------       ---------     -------------
Balance at December 31, 1996 ................            --           1,450,611              --        (4,836,702)
Common stock cancelled in connection
 with litigation settlement .................            --                 (53)             --                --
Common stock issued in connection with
 litigation settlement ......................            --                  20              --                --
Common stock issued as payment for con-
 sulting fees ...............................            --                   7              --                --
Issuance of Series B preferred stock ........            --             293,199              --                --
Conversion of notes payable to preferred
 stock ......................................            --              33,207              --                --
Common stock subscriptions ..................       275,000                  --              --                --
Net loss for the period .....................            --                  --              --          (646,601)
                                                  ---------         -----------       ---------     -------------
Balance at March 31, 1997 ...................       275,000           1,776,991              --        (5,483,303)

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT--(Continued) JUNE 30, 1998 (UNAUDITED) MARCH 31, 1998, 1997 AND DECEMBER 31, 1996






                                   Preferred stock           Common stock
                                 --------------------  -------------------------
                                   Shares     Amount       Shares       Amount
                                 ----------  --------  -------------  ----------
Class A common stock
 warrants issued in
 connection with Series B
 preferred stock issuance,
 common stock issuances,
 as employee incentives
 and in exchange for
 consulting services ..........        --        --             --          --
Class B common stock
 warrants issued in
 connection with
 extensions of notes
 payable ......................        --        --             --          --
Issuance of Series B
 preferred stock, net of
 issuance costs of
 $20,932 ......................    25,902        26             --          --
Issuance of common stock at
 $5.00 per share, net of
 issuance costs of
 $247,387 .....................        --        --        225,400         226
Issuance of common stock at
 $8.00 per share, net of
 issuance costs of
 $67,050 ......................        --        --         52,625          52
Issuance of common stock in
 connection with notes
 payable ......................        --        --        228,900         229
Issuance of common stock
 as payment for consulting
 fees .........................        --        --         12,250          12
Common stock cancelled in
 connection with litigation
 settlement ...................        --        --        (45,793)        (46)
Net loss for the year .........        --        --             --          --
                                   ------        --        -------         ---
Balance at March 31, 1998 .....   572,649      $573      1,700,770      $1,701
                                  =======      ====      =========      ======
Issuance of common stock in
 connection with notes
 payable ......................        --        --         90,625          91
Common stock cancelled in
 connection with litigation
 settlement ...................        --        --       (105,382)       (105)
Net loss for the quarter ......        --        --             --          --
                                  -------      ----      ---------      ------
Balance at June 30, 1998 ......   572,649      $573      1,686,013      $1,687
                                  =======      ====      =========      ======

                                   Common stock    Capital in excess       Note         Accumulated
                                  subscriptions       of par value      receivable        deficit
                                 ---------------  -------------------  ------------  -----------------
Class A common stock
 warrants issued in
 connection with Series B
 preferred stock issuance,
 common stock issuances,
 as employee incentives
 and in exchange for
 consulting services ..........             --            223,898             --                  --
Class B common stock
 warrants issued in
 connection with
 extensions of notes
 payable ......................             --            435,000             --                  --
Issuance of Series B
 preferred stock, net of
 issuance costs of
 $20,932 ......................             --             65,296             --                  --
Issuance of common stock at
 $5.00 per share, net of
 issuance costs of
 $247,387 .....................       (275,000)           879,387             --                  --
Issuance of common stock at
 $8.00 per share, net of
 issuance costs of
 $67,050 ......................             --            353,898             --                  --
Issuance of common stock in
 connection with notes
 payable ......................             --          1,830,971             --                  --
Issuance of common stock
 as payment for consulting
 fees .........................             --             79,988             --                  --
Common stock cancelled in
 connection with litigation
 settlement ...................             --                 43             --                  --
Net loss for the year .........             --                 --             --          (5,624,514)
                                      --------          ---------             --          ----------
Balance at March 31, 1998 .....    $        --         $5,645,472          $  --       $ (11,107,817)
                                   ===========         ==========          =====       =============
Issuance of common stock in
 connection with notes
 payable ......................             --            724,909             --                  --
Common stock cancelled in
 connection with litigation
 settlement ...................             --                104             --                  --
Net loss for the quarter ......             --                 --             --          (2,499,827)
                                   -----------         ----------          -----       -------------
Balance at June 30, 1998 ......             --         $6,370,485             --       $ (13,607,644)
                                   ===========         ==========          =====       =============

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS






                                                                               Three
                                                           Year ended      months ended
                                                          December 31,       March 31,
                                                              1996             1997
                                                        ----------------  --------------
Increase (decrease) in cash:
Cash flows from operating activities:
 Net loss ............................................    $ (4,058,671)     $ (646,601)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
    Allowance for obsolete inventory .................              --              --
    Allowance for uncollectible receivables ..........           7,458          (5,765)
    Depreciation and amortization ....................          34,941           4,341
    Loss on impared assets ...........................         200,000              --
    Amortization of discount on debt .................         182,011              --
    Issuance of Class A warrants
      for consulting services ........................              --              --
    Issuance of common stock
      for consulting services ........................              --              --
    Changes in assets and liabilities
      Decrease in accounts receivable ................           6,569          23,820
      (Increase) decrease in inventories .............        (224,138)        164,598
      Decrease (increase) in prepaid expenses
       and other .....................................          29,269           4,872
      (Increase) decrease in other assets ............         (99,986)        (48,032)
      Increase (decrease) in accounts payable
       and accrued liabilities .......................       1,043,759          79,571
      Increase in customer refunds payable, deferred
       revenue and allowance for returns .............         942,137          25,916
                                                          ------------      ----------
       Net cash used in operating activities .........      (1,936,651)       (397,280)



                                                                                       Three
                                                           Year ended               months ended
                                                            March 31,                 June 30,
                                                              1998             1997             1998
                                                        ----------------  --------------  ----------------
                                                                                     (unaudited)
Increase (decrease) in cash:
Cash flows from operating activities:
 Net loss ............................................    $ (5,624,514)     $ (478,867)     $ (2,499,828)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
    Allowance for obsolete inventory .................          87,270              --                --
    Allowance for uncollectible receivables ..........         (36,489)             --            20,306
    Depreciation and amortization ....................          34,028           7,560            17,051
    Loss on impared assets ...........................              --              --                --
    Amortization of discount on debt .................       1,681,763           7,854         1,278,357
    Issuance of Class A warrants
      for consulting services ........................         129,750              --                --
    Issuance of common stock
      for consulting services ........................          80,000              --                --
    Changes in assets and liabilities
      Decrease in accounts receivable ................         112,924         (65,546)          (44,932)
      (Increase) decrease in inventories .............        (302,334)       (205,320)         (407,222)
      Decrease (increase) in prepaid expenses
       and other .....................................         (92,628)       (114,116)         (235,410)
      (Increase) decrease in other assets ............        (493,309)         20,787          (474,262)
      Increase (decrease) in accounts payable
       and accrued liabilities .......................         567,088        (238,743)          786,898
      Increase in customer refunds payable, deferred
       revenue and allowance for returns .............       1,147,176         329,485           364,373
                                                          ------------    ------------      ------------
       Net cash used in operating activities .........      (2,709,275)       (736,906)       (1,194,669)


        The accompanying notes are an integral part of these statements.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOW






                                                                                Three
                                                             Year ended     months ended
                                                            December 31,      March 31,
                                                                1996            1997
                                                           --------------  --------------
Cash flows from investing activities:
 Purchases of equipment .................................    $ (176,871)      $ (1,934)
Cash flows from financing activities:
 Proceeds from notes payable ............................     1,550,000         49,361
 Payments on notes payable ..............................      (172,000)        (5,854)
 Proceeds from common and preferred stock ...............       755,433        293,287
 Proceeds from common stock subscriptions ...............            --        275,000
                                                             ----------       --------
      Net cash provided by financing activities .........     2,133,433        611,794
                                                             ----------       --------
      Net increase (decrease) in cash ...................        19,911        212,580
Cash at beginning of period .............................        82,736        102,647
                                                             ----------       --------
Cash at end of period ...................................    $  102,647       $315,227
                                                             ==========       ========
Supplemental disclosures of cash flow information:
 Cash paid during the period for interest ...............    $   32,658       $    450
                                                             ==========       ========
Supplemental disclosure of noncash financing activity:
 Conversion of notes payable into Series B
   Convertible preferred stock ..........................    $  308,135       $ 33,217
                                                             ==========       ========




                                                                                       Three
                                                             Year ended             months ended
                                                              March 31,               June 30,
                                                                1998            1997            1998
                                                           --------------  --------------  --------------
Cash flows from investing activities:
 Purchases of equipment .................................    $ (163,542)     $ (104,428)     $ (103,870)
Cash flows from financing activities:
 Proceeds from notes payable ............................     2,030,639          32,679       1,450,000
 Payments on notes payable ..............................      (364,056)             --         (62,500)
 Proceeds from common and preferred stock ...............     1,020,015         663,946              --
 Proceeds from common stock subscriptions ...............            --              --              --
                                                             ----------      ----------      ----------
      Net cash provided by financing activities .........     2,686,598         696,625       1,387,500
                                                             ----------      ----------      ----------
      Net increase (decrease) in cash ...................      (186,219)       (144,709)         88,961
Cash at beginning of period .............................       315,227         315,227         129,008
                                                             ----------      ----------      ----------
Cash at end of period ...................................    $  129,008      $  170,518      $  217,969
                                                             ==========      ==========      ==========
Supplemental disclosures of cash flow information:
 Cash paid during the period for interest ...............    $   93,147      $   34,041      $    4,916
                                                             ==========      ==========      ==========
Supplemental disclosure of noncash financing activity:
 Conversion of notes payable into Series B
   Convertible preferred stock ..........................    $        0      $        0      $        0
                                                             ==========      ==========      ==========



        The accompanying notes are an integral part of these statements.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES


     Gary Player Golf, Inc. (the "Company"), is engaged principally in the direct marketing of Gary Player brand golf clubs pursuant to an exclusive license from the Gary Player Group, Inc. ("GPG"). The Company's golf clubs are currently marketed and sold under the names Gary Player Black Knight and Gary Player Gran Prix.


     The Company was incorporated in Delaware in October 1995. In November 1995, the Company acquired Rhino Marketing, Inc. ("Rhino"), which was engaged in the direct marketing of golf clubs and accessories. In November 1996, the Company entered into a 20-year direct marketing agreement (the "Player Licensing Agreement") with GPG, pursuant to which the Company obtained the exclusive right to market and sell golf clubs and golf accessories and apparel under the name "Gary Player" on a direct marketing basis in the United States and Canada. The Company introduced the line of Gary Player Gran Prix golf clubs and related accessories in February 1997 through its newly organized operating subsidiary Gran Prix Marketing, Inc. ("Gran Prix"), a California corporation. Shortly after introducing the Gary Player Gran Prix line of golf clubs, the Company discontinued the sale of all other lines. Consequently, the Company has wound down substantially all the operations of Rhino.


     Insofar as these financial statements and notes relate to information at June 30, 1998 and for the three-month periods ended June 30, 1998 and 1997, they are unaudited. In the opinion of management, such unaudited financial statements and notes thereto reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, operations and cash flows for such periods. The financial position at June 30, 1998 and results of operations for the three months then ended are not necessarily indicative of the financial position that may be expected at March 31, 1999 or results of operations that may be expected for the year ending March 31, 1999.


     The Company changed its fiscal year end from December 31 to March 31 during 1997.


1. Principles of Consolidation


     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


2. Inventories


     Inventories consist of golf club components and finished golf clubs, which are all stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method.


3. Depreciation and Amortization


     Property and equipment are stated at cost. For financial and tax reporting purposes, depreciation is provided using the straight-line method over the estimated useful lives of the related assets (3 to 5 years). Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterments are capitalized.


4. Income Taxes


     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at currently enacted rates when such amounts are expected to be realized or settled.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

NOTE A -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES  -- (Continued)

5. Revenue Recognition

     The Company recognizes revenue when products are shipped. Amounts which the Company has collected in advance of shipment are recorded as deferred revenues. The Company generally allows customers to return items purchased within sixty days of receipt. Allowances for returns are recorded at the time of recording the sale based upon historical return rates experienced by the Company. It is at least reasonably possible that these estimates will change in the near term due to future events.


6. Direct Response Advertising

     The Company capitalizes costs relating to direct-response advertising. These costs are amortized over the expected period of future benefits based upon current and expected future revenues. Direct-response advertising for the year ended March 31, 1998, the three months ended March 31, 1997 and the year ended December 31, 1996 was approximately $0, $48,000 and $1,373,000, respectively.


7. Deferred Offering Costs

     Costs incurred in connection with the proposed initial public offering
(IPO) of common stock have been deferred. If the offering is completed, such costs will be charged against the proceeds received. If the offering is not completed, such costs will be charged to operations at that time.


8. Deferred Debt Issuance Costs

     Costs incurred in connection with the issuance of debt are deferred and amortized over the expected life of the debt.


9. Basic and Diluted Loss Per Share

     Basic and diluted loss per share are based upon the weighted average number of common shares outstanding. The preferred dividend requirements on the Series B Convertible Preferred Stock are deducted in computing basic and diluted loss per share. The effect of outstanding warrants is antidilutive for all periods presented.


10. Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


11. Financial Statement Reclassifications

     Certain amounts reflected in the consolidated statement of operations for the year ended December 31, 1996 and the consolidated statements of cash flows for the year ended December 31, 1996 and the three months ended March 31, 1997 have been reclassified to conform to the presentation for the year ended March 31, 1998.


NOTE B -- GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred substantial recurring losses from operations since inception. In addition, the Company has used, rather

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

 NOTE B -- GOING CONCERN  -- (Continued)


than provided, cash in its operations and at March 31, 1998 and June 30, 1998, the Company had a deficit in working capital of $6,400,540 and $8,561,807, respectively. As disclosed in the accompanying notes, the Company is also in default on the payment terms of certain notes payable.

     In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue in existence at least until March 31, 1999:

     The Company is undertaking an IPO to sell 1.6 million shares of common stock at $7.00 per share. The Company has also closed loans of $1,450,000, subsequent to March 31, 1998, to provide working capital and repay certain indebtedness (See Note E(7)).

     On November 1, 1997, the Company entered into an agreement to acquire the assets of Gary Player Golf Equipment, a division of GPG. In connection with the acquisition, the Company will acquire licenses which provide the perpetual, worldwide, exclusive right to use the name "Gary Player" and ancillary marks in connection with the manufacture, marketing and distribution of golf clubs, accessories and apparel. The Company anticipates a reduction of royalty expense with respect to the royalties paid as a licensee upon completion of this acquisition and the IPO.


     The Company has implemented a new marketing plan, including (i) the expansion of the existing call centers with additional personnel, (ii) the production of a new infomercial featuring Gary Player and Steve Garvey promoting the custom fitted Gary Player Black Knight Ti-162 (Titanium) irons which aired in June 1998, and (iii) the introduction of new products such as the Gary Player Black Knight Titanium Driver and woods, the Gary Player Black Knight Ti-162 Titanium irons and Gary Player Parsaver wedges and the Gary Player Ti-360 (aluminum and bronze) golf clubs.


     The Company also intends to reduce its costs through (i) the implementation of a new compensation program which management believes will reduce commissions paid on the sale of golf clubs, (ii) the renegotiation of the prices paid to current suppliers of golf club components resulting in reduced costs for these products and (iii) the reduction of outbound freight costs and telephone costs.


NOTE C -- PROPERTY AND EQUIPMENT



                                                                March 31,        June 30,
                                                                   1998            1998
                                                              -------------   -------------
Property and equipment is comprised of the following:
   Office equipment and fixtures ..........................    $  120,958      $  186,542
   Production equipment and fixtures ......................         9,944          26,310
   Computer software and hardware .........................       147,940         165,842
   Telemarketing equipment and fixtures ...................        22,294          25,944
                                                               ----------      ----------
                                                                  301,136         404,638
   Less accumulated depreciation and amortization .........      (142,650)       (159,333)
                                                               ----------      ----------
                                                               $  158,486      $  245,305
                                                               ==========      ==========

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

 NOTE D -- OTHER ASSETS

                                                           March 31,       June 30,
                                                              1998           1998
                                                          -----------   -------------
Other assets are comprised of the following:
   Note receivable (see Note J) .......................    $168,872      $  172,248
   Deferred direct-response advertising costs .........     301,099         333,724
   Deferred offering costs ............................     162,975         454,988
   Deferred debt issuance costs .......................     117,024          67,381
   Other ..............................................      32,013          53,262
                                                           --------      ----------
                                                           $781,983      $1,081,603
                                                           ========      ==========

NOTE E -- NOTES PAYABLE

                                                   March 31,        June 30,
                                                      1998            1998
                                                 -------------   -------------
Notes payable consist of the following:
   11% notes (1) .............................    $  417,500      $  417,500
   12% collateralized note (2) ...............       200,000         200,000
   11% note (3) ..............................       250,000         250,000
   11% notes (4) .............................       200,000         200,000
   Bank loan (5) .............................       150,000         150,000
   11% note (6) ..............................       880,000         817,500
   13.5% collateralized note (7) .............     1,000,000       2,450,000
   Less unamortized discount on debt .........      (790,857)       (412,143)
                                                  ----------      ----------
                                                  $2,306,643      $4,072,857
                                                  ==========      ==========



------------
(1) During 1995 and 1996, the Company borrowed $800,000 from unrelated parties pursuant to notes bearing interest at 11% per annum and due and payable on the earlier of November 8, 1996 or the completion of the private placement of Series B Convertible Preferred Stock. As additional consideration for the original borrowings, the Company issued warrants to purchase 5,883 shares of common stock at $2.21 per share for each $25,000 borrowed. These warrants were valued at $60,190 and recorded as a discount on debt and amortized over the expected life of the debt. During the three months ended March 31, 1997 and the year ended December 31, 1996, principal and interest amounting to $33,217 and $308,135 was converted to approximately 10,000 and 93,000 shares of Series B Convertible Preferred Stock, respectively. At March 31, 1998 and June 30, 1998, the Company was delinquent on $417,500 and $40,000 principal amount, respectively, of these notes. As consideration for an extension of these notes in 1997, the Company issued warrants to purchase 36,250 shares of common stock during January 1997.

(2) In 1996, the Company borrowed $400,000 from several lenders pursuant to a note bearing interest at a rate of 12% per annum and due and payable November 30, 1996. An affiliate of one of these lenders later became, but no longer is, a director of the Company. During 1996, the Company reached an agreement with the lenders to extend the maturity of the note to November 30, 1997. As part of the agreement, the lenders were granted a first security interest in all of the assets of the Company. At March 31, 1998 and June 30, 1998, the Company was delinquent on the outstanding balance of this note.

(3) In 1996, the Company borrowed $250,000 from an unrelated party pursuant to a note bearing interest at a rate of 11% per annum, due on the earlier of December 31, 1996 or ten days after the Company's IPO. As additional consideration for the original borrowing under this note, the Company issued 25,000 shares of common stock which were valued at par value. The Company was delinquent on this note at March 31, 1998. As consideration for an extension of the maturity of this note, the Company issued

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

     NOTE E -- NOTES PAYABLE  -- (Continued)

    12,500 shares of common stock which were valued at $100,000 and recorded as a discount on debt. This additional consideration results in an effective interest rate of 171%. Provisions of the note increase the interest rate by 4% per annum in the event of default. The note is collateralized by 100% of the stock of Rhino.

(4) In 1996, the Company borrowed $150,000 from an unrelated lender pursuant to a note bearing interest at a rate of 11% per annum and due at the earlier of June 1, 1997 or the sale of a minimum of $250,000 of the Series B Convertible Preferred Stock. In 1997, the Company reached an agreement with the lender to extend the maturity of the note to the earlier of June 30, 1998 or the closing of the Company's IPO. As consideration for this extension, the Company issued 20,000 shares of common stock which were valued at $160,000 and recorded as a discount on debt. This additional consideration results in an effective interest rate of 171%.

    In 1997, the Company borrowed $50,000 from an unrelated lender pursuant to a note bearing interest at a rate of 11% per annum and due at the earlier of December 31, 1997 or the closing of the Company's IPO. Later that year, the maturity date was extended to the tenth day of the thirteenth month following the closing of the Company's IPO.


(5) This loan is with a bank bearing interest at the bank's prime rate (8.50% at March 31, 1998) plus one percent. The Company was delinquent on this note at March 31, 1998 and June 30, 1998.

(6) In fiscal 1998, the Company borrowed $880,000 from unrelated parties under notes bearing interest at 11% per annum and due at the earlier of six months from the date of the notes or the closing of the Company's IPO. As additional consideration for the notes, the Company issued 44,000 shares of common stock which were valued at $352,000 and issued 44,000 shares of common stock which were valued at $352,000 to a consultant/director who located investors in the offering, all of which were recorded as a discount on debt. This additional consideration results in an effective interest rate of 171%. The maturity of the notes ranges from April 13, 1998 through July 21, 1998. At June 30, 1998, the Company was delinquent on $290,000 principal amount of these notes.

(7) In March 1998, the Company borrowed $1,000,000 from an unrelated party pursuant to a note bearing interest at a rate of 13.5% per annum and maturing on the earlier of the third business day after the closing of the IPO or December 31, 1998. The obligation is collateralized by all assets of the Company. The interest rate increases to 15% on and after August 1, 1998 and the Company must issue 6,250 shares of common stock on the first day of each calendar month commencing August 1998 that the loan is not repaid. As additional consideration for the note, the Company issued 76,250 shares of common stock which were valued at $610,000 and recorded as a discount on debt. The agreement stipulates that the number of shares shall be adjusted so as to equal $610,000 divided by the IPO price. This additional consideration results in an effective interest rate of 223%.

    In April and May 1998, the Company borrowed $1,450,000 from unrelated parties pursuant to notes bearing interest at a rate of 13.5% per annum and maturing on the earlier of the third business day after the closing of the IPO or December 31, 1998. These obligations are collateralized by all assets of the Company. As additional consideration for the note, the Company issued 90,625 shares of Common Stock which were valued at $725,000 and recorded as a discount on debt. The agreement stipulates that the number of shares shall be adjusted so as to equal $725,000 divided by the IPO price.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

NOTE F -- CUSTOMER REFUNDS PAYABLE, DEFERRED REVENUE AND ALLOWANCE FOR RETURNS

   Customer refunds payable, deferred revenue and allowance for returns is comprised of the following:




                                                 March 31,        June 30,
                                                    1998            1998
                                               -------------   -------------
          Customer refunds payable .........    $  937,517      $1,612,673
          Deferred revenue .................       723,459         146,862
          Allowance for returns ............       617,503         883,318
                                                ----------      ----------
                                                $2,278,479      $2,642,853
                                                ==========      ==========


NOTE G -- INCOME TAXES

     Through March 31, 1998, the Company incurred net operating losses for tax purposes of approximately $8,691,000 which may be used to reduce federal taxable income through 2013. Net operating loss carryforwards for the State of California are approximately $4,346,000 and are generally available to reduce taxable income through 2003.

     The availability of the Company's net operating loss carryforwards are subject to an annual limitation. Internal Revenue Code Section 382 limits the use of a Company's net operating loss if there is a greater than 50% change in the ownership of the Company's common stock. This annual limitation is equal to the value of the Company's outstanding common stock immediately before the change multiplied by the federal long-term tax exempt rate.

     As of March 31, 1998, the Company has experienced an ownership change under Internal Revenue Code Section 382. Therefore, the use of the Company's net operating loss, on an annual basis, will be severely limited.

     Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. They relate primarily to net operating losses and allowances for returns. The Company had total deferred tax assets of approximately $3,340,000 at March 31, 1998. These deferred tax assets were fully offset by a valuation allowance, as the realization cannot be reasonably assured.

NOTE H -- COMMITMENTS AND CONTINGENCIES


Litigation


     The Company was a party to litigation related to the termination of employment of several employees in 1996. Agreements were reached to settle these matters which (i) required the Company to make payments to former employees (including the former Chief Executive Officer) (ii) included the surrender of shares of common stock owned by these individuals and (iii) the settlement of other amounts owed by the employees to the Company. In addition, the Company reached an agreement in 1996 with a supplier and has accrued amounts in 1998 with a trade creditor for settlement of disputes. All amounts provided have been included in the statement of operations as litigation expense in the year settled. Any amounts unpaid as of March 31, 1998 and June 30, 1998, are included in accounts payable and accrued liabilities.

     Management of the Company believes that the settlement of current litigation will not have a material effect on the Company's financial position or results of operations.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

NOTE H -- COMMITMENTS AND CONTINGENCIES  -- (Continued)

Leases

     The Company conducts a portion of its operations and warehouses certain of its products in leased facilities classified as operating leases. The following is a schedule of the future minimum rental payments under such operating leases, which expire at various dates through December 2000.

Year ending March 31,
-----------------------
  1999 ................    $130,000
  2000 ................      39,000
  2001 ................      27,000
                           --------
                           $196,000
                           ========


     Rent expense for the three months ended June 30, 1998, the year ended March 31, 1998, the three months ended March 31, 1997, and the year ended December 31, 1996 was approximately $54,000, $189,000, $34,500 and $138,000, respectively.


Acquisition


     The Company has entered into an agreement to purchase the assets of Gary Player Golf Equipment (a division of Gary Player Group, Inc.). The agreement calls for the Company to (i) pay cash of $250,000, (ii) issue 571,429 shares of common stock of the Company and (iii) assume $1,100,000 of liabilities.


NOTE I -- EQUITY TRANSACTIONS

     Effective May 7, 1998, the Company reached an agreement with a shareholder and cancelled 105,382 shares of Common Stock previously outstanding. During the three months ended June 30, 1998, the Company issued 90,625 shares of Common Stock in connection with the notes payable described in Note E.

     During the fiscal year ended March 31, 1998, the Company issued 224,900 and 52,375 shares of common stock at $5.00 and $8.00 per share, respectively. These issuances had associated offering costs of $247,387 and $67,050, respectively. Shares of common stock aggregating 228,900 were issued in connection with the notes payable described in Note E and 12,250 shares were issued as payment for consulting fees.


     From July 1996 through March 1997, the Company issued 127,500 shares of its common stock as incentives to various individuals. The Company has recorded the stock at its par value as management believes that this approximates its fair value at the time of issuance. The following summarizes the issuances:


       Shares issued to an officer as an employment incentive ...........     50,000
       Shares issued to individuals as debt issuance incentives .........     50,000
       Shares issued in connection with guarantee of Company
          obligations ...................................................     25,000
       Shares issued to extend account payable terms ....................      2,500
                                                                              ------
       Total shares issued ..............................................    127,500
                                                                             =======

     The Company has authorized 5,000,000 shares of preferred stock and has designated 191,579 shares as Series A Convertible Preferred Stock and 750,750 shares as Series B Convertible Preferred Stock.

     In August 1996, all outstanding Series A Convertible Preferred stock was converted into common stock at the rate of approximately 4.2 common shares for each share of Series A Convertible Preferred Stock. The Company issued 402,027 common shares. During the fiscal year ended March 31, 1998, 45,793 of these shares were cancelled.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

NOTE I -- EQUITY TRANSACTIONS  -- (Continued)

     Since 1996, the Company has issued a total of 572,649 shares of Series B Convertible Preferred stock at $3.33 per share. Of the total shares issued, 102,508 shares were issued through the conversion of certain notes payable described in Note E.

     Series B Convertible Preferred Stock is cumulative, non-participating convertible stock. The dividend rate on these shares is $0.2667 per share. Each preferred share may be converted, at the option of the holder at any time, and is automatically converted with a public offering by the Company into one share of common stock, subject to adjustment. Cumulative dividends in arrears were $207,129 at March 31, 1998.

     Class A warrants were issued in connection with the Series B Convertible Preferred Stock issuances, certain common stock issuances, as employee incentives and in exchange for consulting services. These warrants are exercisable through various dates at $2.21 to $4.00 per share.

     Class B warrants were issued in connection with extensions of notes payable described in Note E and loan guarantee fees. These warrants are exercisable through various dates at $0.20 per share.

     The following summarizes the Class A and Class B warrants:




                                                                 Class A     Class B
                                                                ---------   --------
       Balance at January 1, 1996 ...........................    290,811         --
       Issued ...............................................    308,206         --
                                                                 -------     ------
       Balance at December 31, 1996 .........................    599,017         --
       Issued ...............................................     78,442     15,000
                                                                 -------     ------
       Balance at March 31, 1997 ............................    677,459     15,000
       Issued ...............................................     64,240     75,000
                                                                 -------     ------
       Balance at March 31, 1998 and June 30, 1998 ..........    741,699     90,000
                                                                 =======     ======


NOTE J -- RELATED PARTY TRANSACTIONS


     In March 1996, the Company advanced $142,160 to an affiliated company which is wholly-owned by one of the Company's directors. This advance bore interest at 9% per annum through October 31, 1997 and bears interest at the prime rate (8.50% at March 31, 1998) plus one percent thereafter. The maturity date is December 31, 2002, with the note receivable collateralized by 5,000 shares of the Company's common stock. The outstanding balance, including unpaid interest, was approximately $169,000 and $172,000 at March 31, 1998 and June 30, 1998, respectively.

     See Note E for related party notes payable and finder's fees given to a director of the Company.

NOTE K -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short maturity. The fair value of the notes payable can not be determined because it is impracticable to estimate their fair value, due to the fact that many of the notes are in default and contain features for which market quotes are not available.


NOTE L -- STOCK-BASED COMPENSATION

     Management has determined to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and adopt only the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. Pro forma disclosures have not been provided since the provisions of SFAS 123 have no pro forma impact on the reported results of operations.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

NOTE M -- UNAUDITED FINANCIAL INFORMATION

     Unaudited results of operations for the three months ended March 31, 1996 are as follows:


       Gross sales ...............................    $1,608,080
       Less allowances for returns ...............       605,259
                                                      ----------
          Net sales ..............................     1,002,821
       Cost of goods sold ........................       263,614
                                                      ----------
          Gross profit ...........................       739,207
       Operating and other expenses, net .........       887,875
                                                      ----------
          Net loss ...............................    $ (148,668)
                                                      ==========
       Weighted average shares of common stock
        outstanding ..............................       724,099
                                                      ==========
       Net loss per share ........................    $     (.21)
                                                      ==========

NOTE N -- EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, which prescribes standards for reporting comprehensive income and its components. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains and losses that currently bypass the income statement and are reported directly in a separate component of equity). SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has determined that the adoption of SFAS 130 will not have a material effect on the Company's financial statements.

     In June 1997, the FASB also issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which prescribes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has determined that the adoption of SFAS 131 will not have a material effect on the Company's financial statements.


NOTE O -- IMPAIRED ASSETS

     During 1996, the Company experienced a malfunction in its computer system that rendered the hardware and related software inoperable. The cost of the equipment and related software was approximately $293,000, and had a net book value of $200,000. Management believes that the value of these assets was impaired and wrote off the remaining book value as a loss on impaired assets in 1996.


NOTE P -- SUBSEQUENT EVENTS


1. Stock Split


     Effective _________, 1998, the Company effected a 1-for-2 reverse stock split. All loss per share amounts and references to common stock in the consolidated financial statements have been retroactively restated for all periods presented to reflect the decreased number of common shares outstanding and give effect to the reverse stock split.



2. Name Change

     Effective _________, 1998, the Company changed its name from Golf One Industries, Inc. to Gary Player Golf, Inc.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

NOTE P -- SUBSEQUENT EVENTS  -- (Continued)


3. Extension of Note Payable Due Dates

     In July, 1998, the Company extended the due date of a $150,000 note to the earlier of August 31, 1998 or the closing of the Company's IPO.

     In July, 1998, the Company reached agreement with certain lenders extending the due date of principal note balances of $352,500 to thirteen months following the closing of the Company's IPO.


4. Issuances of Common Stock

     In August, 1998, the Company (i) issued 6,250 shares of Common Stock in connection with short term debt of $1,000,000 (ii) issued 14,500 shares of Common Stock in exchange for various services, and (iii) issued an additional 30,089 shares of Common Stock in connection with short term debt in the amount of $2,450,000.

     In August, 1998, the Company reached agreement with various lenders to issue 421,352 shares of Common Stock in exchange for the cancellation of $1,789,000 of indebtedness, which exchange is contingent upon consummation of, and will occur on or around the closing of, the Company's IPO.

     In July, 1998, the Company reached agreement with shareholders to cancel 184,065 shares of Common Stock prior to the closing of the Company's IPO pursuant to various settlement agreements.

     In August, 1998, the Company reached agreement with various creditors to issue 41,837 shares of Common Stock in exchange for the cancellation of $205,000 of liabilities to be assumed by the Company in connection with its acquisition of certain assets of Gary Player Golf Equipment (a division of Gary Player Group, Inc.), which exchange is expected to occur on or around the closing of the Company's IPO.

     From June to August, 1998, the Company reached agreement with holders of warrants to purchase the Company's Common Stock to issue 175,109 shares of Common Stock in exchange for the cancellation of warrants to purchase 525,328 shares of Common Stock, which exchange is expected to occur prior to the Company's IPO.

     On the effective date of the Company's IPO, the outstanding shares of Series B Convertible Preferred Stock will automatically convert into 286,325 shares of Common Stock.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Gary Player Golf, Inc.

We have audited the accompanying statement of assets, liabilities and division deficit of Gary Player Golf Equipment (a division of Gary Player Group, Inc., a Florida corporation) as of December 31, 1997, and the related statements of operations and changes in division deficit, and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and division deficit of Gary Player Golf Equipment (a division of Gary Player Group, Inc.) as of December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.



                                        Grant Thornton LLP





Los Angeles, California
April 8, 1998

                          GARY PLAYER GOLF EQUIPMENT
                    (A DIVISION OF GARY PLAYER GROUP, INC.)

            STATEMENTS OF ASSETS, LIABILITIES AND DIVISION DEFICIT





                                                          December 31,        June 30,
                                                              1997              1998
                                                         --------------   ---------------
                                                                            (unaudited)
             ASSETS
CURRENT ASSETS
 Cash ................................................    $     24,522     $    196,191
 Accounts receivable, Gary Player Golf, Inc. .........         144,217           30,801
 Inventories .........................................          65,008           79,865
                                                          ------------     ------------
    Total current assets .............................         233,747          306,857
PROPERTY AND EQUIPMENT, net ..........................          20,791            8,444
OTHER ................................................           9,875            9,875
                                                          ------------     ------------
                                                          $    264,413     $    325,176
                                                          ============     ============
           LIABILITIES AND DIVISION DEFICIT
CURRENT LIABILITIES
 Accounts payable and accrued liabilities ............    $    600,526     $  1,084,832
 Note payable ........................................         520,701               --
 Shareholder loans ...................................       1,924,653        1,924,653
 Due to affiliates ...................................       1,097,200        1,014,634
                                                          ------------     ------------
    Total current liabilities ........................       4,143,080        4,024,119
CONTINGENCIES ........................................              --               --
DIVISION DEFICIT .....................................      (3,878,667)      (3,698,943)
                                                          ------------     ------------
                                                          $    264,413     $    325,176
                                                          ============     ============


        The accompanying notes are an integral part of these statements.

                          GARY PLAYER GOLF EQUIPMENT
                    (A DIVISION OF GARY PLAYER GROUP, INC.)

           STATEMENTS OF OPERATIONS AND CHANGES IN DIVISION DEFICIT





                                                       Six months ended June 30,            Year ended December 31,
                                                   ---------------------------------   ---------------------------------
                                                         1998              1997              1997              1996
                                                   ---------------   ---------------   ---------------   ---------------
                                                              (unaudited)
Revenues
   License and royalty income ..................    $    389,941      $    193,696      $    663,773      $    110,000
   Sales of golf clubs and accessories .........          50,110            66,952           116,955           512,936
                                                    ------------      ------------      ------------      ------------
                                                         440,051           260,648           780,728           622,936

Costs and expenses
   Cost of goods sold ..........................          23,286            43,019            74,119           303,590
   Selling expenses ............................          15,547            83,311           128,341           151,673
   General and administrative ..................         187,696           272,963           714,150           741,646
   Depreciation ................................          12,346            18,074            30,296            28,941
                                                    ------------      ------------      ------------      ------------
                                                         238,875           417,367           946,906         1,225,850
                                                    ------------      ------------      ------------      ------------
      Operating income (loss) ..................         201,176          (156,719)         (166,178)         (602,914)
 Interest expense ..............................          21,452            41,786            94,079           135,779
                                                    ------------      ------------      ------------      ------------
      NET INCOME (LOSS) ........................         179,724          (198,505)         (260,257)         (738,693)
Division deficit, beginning of period ..........      (3,878,667)       (3,618,410)       (3,618,410)       (2,879,717)
                                                    ------------      ------------      ------------      ------------
Division deficit, end of period ................    $ (3,698,943)     $ (3,816,915)     $ (3,878,667)     $ (3,618,410)
                                                    ============      ============      ============      ============


        The accompanying notes are an integral part of these statements.

                          GARY PLAYER GOLF EQUIPMENT
                    (A DIVISION OF GARY PLAYER GROUP, INC.)

                           STATEMENTS OF CASH FLOWS





                                                                    Six months ended June 30,       Year ended December 31,
                                                                  -----------------------------  ------------------------------
                                                                       1998           1997            1997            1996
                                                                  -------------  --------------  --------------  --------------
Increase (decrease) in cash:                                               (unaudited)
Cash flows from operating activities:
 Net income (loss) .............................................   $  179,724      $ (198,505)     $ (260,257)     $ (738,693)
 Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
    Depreciation ...............................................       12,346          18,074          30,296          28,941
    Allowance for doubtful accounts ............................           --              --         171,211          15,637
    Changes in assets and liabilities:
      (Increase) decrease in accounts receivable ...............      113,416         (60,958)       (313,580)         15,674
      Decrease (increase) in inventories .......................      (14,857)         13,562          62,539         159,438
      Decrease (increase) in prepaids ..........................           --          23,967          14,092          (5,967)
      (Increase) decrease in accounts payable and accrued
       liabilities .............................................      484,307          14,312        (501,587)       (144,505)
      (Decrease) increase in due to affiliates .................      (82,566)        207,394         323,300         340,746
                                                                   ----------      ----------      ----------      ----------
       Net cash used in operating activities ...................      692,370          17,846        (473,986)       (328,729)

Cash flows from investing activities:
 Purchases of equipment ........................................           --         (27,050)        (27,050)             --
 Proceeds from the sale of equipment ...........................           --              --              --           3,466
                                                                   ----------      ----------      ----------      ----------
       Net cash (used in) provided by investing activities .....           --         (27,050)        (27,050)          3,466

Cash flows from financing activities:
 Proceeds from note payable ....................................           --              --         500,000              --
 Payments on note payable ......................................     (520,701)             --              --        (316,835)
 Proceeds from shareholder loans ...............................           --           9,945          17,478         641,504
                                                                   ----------      ----------      ----------      ----------
       Net cash provided by financing activities ...............     (520,701)          9,945         517,478         324,669
                                                                   ----------      ----------      ----------      ----------
       Net (decrease) increase in cash .........................      171,669             741          16,442            (594)
Cash at beginning of period ....................................       24,522           8,080           8,080           8,674
                                                                   ----------      ----------      ----------      ----------
Cash at end of period ..........................................   $  196,191      $    8,821      $   24,522      $    8,080
                                                                   ==========      ==========      ==========      ==========
Supplemental disclosures of cash flow information:
 Cash paid during the period for interest ......................   $      251      $   41,786      $   94,079      $  165,128
                                                                   ==========      ==========      ==========      ==========


        The accompanying notes are an integral part of these statements.

                          GARY PLAYER GOLF EQUIPMENT
                    (A DIVISION OF GARY PLAYER GROUP, INC.)

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

     Gary Player Golf Equipment (the "Company"), a division of Gary Player Group, Inc. (GPG), a Florida corporation, manufactures and distributes golf clubs and golf accessories to customers throughout the United States. The Company has also entered into a variety of licensing and royalty agreements.


     The Company intends to sell its assets to Gary Player Golf, Inc. (Player) in accordance with an Asset Purchase Agreement which was executed in November 1997. Player currently distributes products endorsed by the Company in accordance with some of the aforementioned licensing and royalty agreements. The Company earned license and royalty income of $314,922 and $358,077 from Player for the six months ended June 30, 1998 and for the year ended December 31, 1997, respectively.

     Insofar as these financial statements and notes relate to information at June 30, 1998 and for the three-month periods ended June 30, 1998 and 1997, they are unaudited. In the opinion of management, such unaudited financial statements and notes thereto reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the assets, liabilities and division deficit, operations and cash flows for such periods. The financial position at June 30, 1998 and results of operations for the six months then ended are not necessarily indicative of the financial position that may be expected at December 31, 1998 or results of operations that may be expected for the year ending December 31, 1998.



1. Revenue Recognition

     The Company recognizes revenue for product sales when products are shipped. Licensing and royalty income is recorded when earned. Discounts and allowances for returns are recorded at the time of recording the sale.


2. Inventories

     Inventories primarily consist of golf accessories, golf club components and finished golf clubs, which are all stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method.


3. Property and equipment

     Property and equipment are carried at cost less accumulated depreciation. For financial and tax reporting purposes, depreciation is provided using the straight-line method over the estimated useful lives of the related assets (2 to 5 years).


4. Income Taxes

     GPG allocates income taxes among divisions. No tax benefit is allocated by GPG in periods where losses are incurred. Losses are, however, used by the Company to offset income when earned.


5. Advertising Expense


     The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $446, $15,293, $21,893 and $57,290 for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997 and 1996, respectively.



6. Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          GARY PLAYER GOLF EQUIPMENT
                    (A DIVISION OF GARY PLAYER GROUP, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)

NOTE B -- PROPERTY AND EQUIPMENT


     Property and equipment at December 31, 1997 consist of the following:




       Office equipment ......................    $  4,087
       Computer equipment ....................      48,280
       Furniture and fixtures ................       9,588
       Tools and warehouse equipment .........      49,223
                                                  --------
                                                   111,178
       Less accumulated depreciation .........      90,387
                                                  --------
                                                  $ 20,791
                                                  ========



     The amount of depreciation included in costs and expenses was $12,346, $18,074, $30,296 and $28,941 for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997 and 1996, respectively.


NOTE C -- NOTE PAYABLE


     During 1997, the Company borrowed $500,000 from a related party (Gary Player's London management company) under an uncollateralized promissory note bearing interest at LIBOR (approximately 5.5% at December 31, 1997) plus 2 percent per annum with no stated maturity. Such borrowing is due and payable at the completion of the initial public offering by Player as stipulated in the Asset Purchase Agreement. Interest amounted to $21,452 and $20,701 for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively.


NOTE D -- SHAREHOLDER LOANS

     The Company's ultimate sole shareholder has provided funding to the Company that is interest-free and has no stated maturity. The outstanding loans are uncollateralized.

NOTE E -- DUE TO AFFILIATES

     The Company entered into a management agreement with Gary Player Group, USA (the "Group"). The agreement provides for the allocation of group expenses to the Company. Salaries and employee related costs are allocated based upon projects performed by such employees. Rent is allocated based upon square footage occupied by the Company. Other costs are allocated based upon actual usage. Management of the Company believes the methods used are reasonable. The Company recognized $150,000, $133,200, $368,980 and $223,400 for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997 and 1996, respectively, in expense associated with this agreement, all of which was included in "Due to affiliate" in the accompanying balance sheet.


     Since inception, affiliated companies have provided funds to the Company for its operations. These transactions are generally non-interest bearing, have no stated maturity date and are payable on demand. Advances from one affiliated company bears interest at the South African Economy Rate (approximately 17% at December 31, 1997).

NOTE F -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short maturity. The fair value of the note payable, shareholder loans and amounts due to affiliates can not be determined because it is impracticable to estimate their fair value due to the related party nature of these financial instruments.

NOTE G -- LITIGATION
     There are lawsuits pending and unasserted claims against the Company. Although the ultimate outcome of these lawsuits cannot be determined at this time, and liabilities of indeterminate amounts may be imposed upon

                          GARY PLAYER GOLF EQUIPMENT
                    (A DIVISION OF GARY PLAYER GROUP, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)


NOTE G -- LITIGATION  -- (Continued)

the Company, it is the opinion of management that the resolution of these lawsuits will not have a material adverse effect on the financial position and results of operations of the Company. Therefore, no provision for any liability that may result has been reflected in the financial statements. However, it is at least reasonably possible that the Company's estimates of loss contingencies may change in the near term.

                    GARY PLAYER GOLF, INC. AND SUBSIDIARIES

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 1998
                                  (unaudited)


     The unaudited pro forma consolidated financial statements presented herein are derived from the historical consolidated financial statements of Gary Player Golf, Inc. and Subsidiaries (the "Company"), and Gary Player Golf Equipment ("GPGE", a division of Gary Player Group, Inc.) The unaudited pro forma balance sheet as of June 30, 1998 gives pro forma effect to the Pro Forma Adjustments (see footnote 2 of "Prospectus Summary --Summary Financial Information"). The unaudited pro forma consolidated statement of operations for the year ended March 31, 1998 and for the three months ended June 30, 1998 gives pro forma effect to the Player acquisition as if it had occurred at the beginning of the period presented.


     The unaudited pro forma financial statements give effect to the acquisition described above under the purchase method of accounting and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements presented on the following pages. The allocation of the total purchase price for the acquisition presented is based on preliminary estimates and are subject to final allocation adjustments.


     The unaudited pro forma financial statements do not purport to represent what the Company's results of operations or financial condition would have actually been or what operations would be if the transactions that give rise to the pro forma adjustments had occurred on the dates assumed. The unaudited pro forma financial statements presented below should be read in conjunction with the audited and unaudited historical consolidated financial statements and related notes thereto of the Company and GPGE, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere.

                            GARY PLAYER GOLF, INC.

                     PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1998
                                  (UNAUDITED)






                                                        Gary Player                          Pro Forma
                                                        Golf, Inc.           GPGE           Adjustments          Pro Forma
                                                     ----------------  ---------------  -------------------  ----------------
CURRENT ASSETS
 Cash .............................................   $     217,968     $    196,191      $    (200,000) n    $     214,159
                                                                                                     --
 Accounts receivable ..............................         73,,910           30,801            (30,801) a           73,910
 Inventories ......................................        815,713,           79,865                                895,578
 Prepaid expenses and other .......................         338,833               --                                338,833
                                                      -------------     ------------      -------------       -------------
   Total current assets ...........................       1,446,424          306,857           (230,801)          1,522,480
PROPERTY AND EQUIPMENT, net .......................         245,305            8,445                                253,750
OTHER ASSETS ......................................       1,081,603            9,875          5,009,656 c         6,101,134
                                                      $   2,773,332     $    325,177      $   4,778,855       $   7,877,364
                                                      =============     ============      =============       =============
LIABILITIES AND STOCKHOLDERS DEFICIT
CURRENT LIABILITIES
 Accounts payable and accrued liabilities .........   $   3,292,521     $  1,084,833      $     (30,801) a    $   4,056,553
                                                                                               (205,000) m
                                                                                                (36,500) g
                                                                                                (48,500) i
 Notes payable ....................................       4,072,857        2,939,287         (2,939,287) b        1,817,857
                                                                                                250,000  c
                                                                                               (200,000) n
                                                                                             (1,752,500) g
                                                                                               (552,500) h
 Customer refunds payable, deferred revenue
   and allowance for returns ......................       2,642,853                                               2,642,853
                                                      -------------     ------------      -------------       -------------
   Total current liabilities ......................      10,008,231        4,024,120         (5,515,088)          8,517,263
LONG TERM DEBT ....................................                                             552,500  h          552,500

STOCKHOLDERS DEFICIT
 Series B Convertible Preferred ...................             573                                (573) e
 Common stock .....................................           1,687                                 571  c            3,140
                                                                                                     30  d
                                                                                                    286  e
                                                                                                     29  m
                                                                                                      6  k
                                                                                                     14  l
                                                                                                    175  f
                                                                                                    (92) j
                                                                                                    421  g
 Capital in excess of par value ...................       6,370,485                           3,999,429  c       12,731,666
                                                                                                210,593  d
                                                                                                    287  e
                                                                                                   (175) f
                                                                                                199,971  m
                                                                                                 32,807  k
                                                                                                 76,111  l
                                                                                              1,788,579  g
                                                                                                 48,500  l
                                                                                                     92  j
 Accumulated Deficit ..............................     (13,607,644)      (3,698,943)         2,939,287  b      (13,927,205)
                                                                                                (32,813) i
                                                                                               (210,623) d
                                                                                                (76,125) m
                                                                                                759,656  c
                                                      -------------     ------------      -------------       -------------
                                                         (7,234,899)      (3,698,943)         9,741,443          (1,192,399)
                                                      -------------     ------------      -------------       -------------
                                                      $   2,773,332     $    325,177      $   4,778,855       $   7,877,364
                                                      =============     ============      =============       =============

Description of Pro Forma Adjustments

------------
a  Elimination of intercompany receivable / payable

b  Elimination of GPGE liabilities not assumed in purchase

c  Record purchase price of GPGE as follows:




   Common Stock issued:
    Par value ..............................   $      571
    Capital in excess of par value .........    3,999,429
                                               ----------
                                                4,000,000
    Liabilities assumed ....................    1,084,833
    Notes issued ...........................      250,000
                                               ----------
    Total purchase price ...................   $5,334,833
                                               ==========
   Allocate assets as follows:
    Historical assets of GPGE ..............   $  325,177
    Gary Player licenses acquired ..........    5,009,656
                                               ----------
                                                5,334,833
                                               ==========




   Management of the Company has estimated the useful life of the Gary Player licenses to be twenty-five years based upon Gary Player's reputation and achievements as a professional golfer, his positive image in the golf community and the Company's belief that the marketability of the Gary Player brand name will survive well past Mr. Player's retirement from the game of golf.

d Issuance of an additional 30,089 shares of common stock as additional interest expense

e  Conversion of Series B Preferred Stock into 286,325 shares of common stock

f Issuance of 175,109 shares of common stock in exchange for cancellation of warrants to purchase 525,328 shares of common stock from $0.20 to $4.00 per share, which common stock had a fair value equal to the fair value of the warrants cancelled

g Issuance of 421,352 shares of common stock in exchange for cancellation of $1,789,000 of indebtedness

h  Extend the maturity date of debt

i  Cancellation of amounts due to former stockholder

j Cancellation of: (a) 73,033 shares of common stock delivered by a former officer of the Company to settle claims of the Company to his entitlement to shares received in connection with the formation of the Company; and
   (b) 19,000 shares of common stock delivered by a group of lenders to settle claims by the Company relating to the loans made by the lenders to the Company (and in connection with such settlement, the Company agreed to repay the outstanding balance ($200,000) of the lenders' loans). Except as set forth above, the Company did not make any payment or incur any payment obligation in connection with these settlements

k Issuance of an additional 6,250 shares of common stock as additional interest expense

l  Issuance of 14,500 shares of common stock in exchange for various services

m Issuance of 41,837 shares of common stock in exchange for cancellation of $205,000 of indebtedness in connection with the GPGE acquisition

n  Record payment of indebtedness

                             GARY PLAYER GOLF INC.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                           YEAR ENDED MARCH 31, 1998





                                         Gary Player                          Pro Forma
                                          Golf, Inc.          GPGE           Adjustments           Pro Forma
                                       ---------------   -------------   -------------------   ----------------
Gross sales ........................    $  9,567,902       $ 856,457        $   (434,405) O      $ $9,989,954
Less allowances for returns ........       4,799,870                                                4,799,870
                                        ------------       ---------        ------------         ------------
   Net sales .......................       4,768,032         856,457            (434,405)           5,190,084
Cost of goods sold .................       1,973,105          77,928                                2,051,033
                                        ------------       ---------        ------------         ------------
   Gross profit ....................       2,794,927         778,529            (434,405)           3,139,051
Operating expenses
  Telemarketing and infomercial
   expenses ........................       3,142,639                                                3,142,639
 Selling expenses ..................       1,685,291          96,111            (434,405) O         1,346,997
 General and administrative ........       1,680,723         659,776                                2,340,499
 Depreciation and amortization .....          34,028          28,933             200,386  P           263,347
 Litigation settlements ............          26,194                                                   26,194
 Loss on impaired assets ...........              --
                                        ------------       ---------        ------------         ------------
   Total operating expenses ........       6,568,875         784,820            (234,019)           7,119,676
                                        ------------       ---------        ------------         ------------
   Operating loss ..................      (3,773,948)         (6,291)           (200,386)          (3,980,625)
Other expenses
 Interest expense ..................         179,536          70,765                                  250,301
 Non-cash interest expense .........       1,681,763                                                1,681,763
 Other, net ........................         (10,733)                                                 (10,733)
                                        ------------       ---------        ------------         ------------
   Total other expenses ............       1,850,566          70,765                  --            1,921,331
                                        ------------       ---------        ------------         ------------
   NET LOSS ........................    $ (5,624,514)      $ (77,056)       $   (200,386)        $ (5,901,956)
                                        ============       =========        ============         ============
Net loss attributable to common
 shares
 Net loss ..........................    $ (5,624,514)                                            $ (5,901,956)
 Preferred dividends ...............        (155,799)                                                (155,799)
                                        ------------                                             ------------
                                        $ (5,780,313)                                            $ (6,057,755)
                                        ============                                             ============
Weighted average shares of com-
 mon stock outstanding .............       1,484,147                             571,429            2,055,576
                                        ============                                             ============
 Net loss per share - Basic and
 diluted ...........................    $      (3.89)                                            $      (2.95)
                                        ============                                             ============



------------
O Elimination of intercompany license fees

P Record amortization of Player Licenses acquired over estimated life of twenty-five years

                           GARY PLAYER GOLF, INC.
                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED JUNE 30, 1998
                                  (UNAUDITED)



                                                 Gary Player                      Pro Forma
                                                Direct, Inc.         GPGE        Adjustments        Pro Forma
                                              ----------------   -----------  -----------------  ---------------
Gross slaes ................................    $  5,067,006      $225,943      $  (10 ,594)      $  5,154,355
Less allowances for returns ................       2,213,939                                         2,213,939
                                                ------------      --------      -----------       ------------
  Net sales ................................       2,853,067       225,943         (138,594)         2,940,416
Cost of goods sold .........................       1,174,609        11,145                           1,185,754
                                                ------------      --------      -----------       ------------
  Gross profit .............................       1,678,458       214,798         (138,594)         1,754,662
Operating expenses
     Telemarketing and informercial
   expenses ................................       1,484,606            --                           1,484,606
 Selling expenses ..........................         888,722         2,251         (138,594) O         752,379
 General and administrative ................         399,487        94,291                             493,778
 Depreciation and amortization .............          17,051         6,173           50,096  P          73,320
 Litigation settlements ....................          23,333                                            23,333
 Loss on impaired assets ...................              --
                                                ------------      --------      -----------       ------------
   Total operating expenses ................       2,813,199       102,715          (88,498)         2,287,416
                                                ------------      --------      -----------       ------------
   Operating loss ..........................      (1,134,741       112,083          (50,096)        (1,072,754)
Other expenses
 Interest expense ..........................         (31,654)       10,800                             (20,854)
 Non-cash interest expense .................         118,384                                           118,384
 Other, net ................................       1,278,357                                         1,278,357
                                                ------------      --------      -----------       ------------
   Total other expenses ....................       1,365,087        10,800               --          1,375,887
                                                ------------      --------      -----------       ------------
   NET LOSS ................................    $ (2,499,828)     $101,283      $   (50,096)      $ (2,448,641)
                                                ============      ========      ===========       ============
Net loss attributable to common shares
 Net loss ..................................    $ (2,499,828)                                     $ (2,448,641)
 Preferred dividends .......................         (38,181)                                          (38,181)
                                                ------------                                      ------------
                                                $ (2,538,009)                                     $ (2,486,822)
                                                ============                                      ============
Weighted average shares of common
 stock .....................................       1,694,454                        571,429          2,265,883
                                                ============                                      ============
Net loss per share -- Basic and diluted.....    $      (1.50)                                     $      (1.10)
                                                ============                                      ============

------------
O Elimination of intercompany license fees
P Record amortization of asset acquired over estimated life of twenty five years

Inside Back Cover Fold Out Spread (2 pages) of Prospectus:

A marketing brochure with the line "Gary Player's New Black Knight Ti 162 Titanium Irons" in the upper left corner and a depiction of 2 Black Knight Ti 162 titanium irons with accompanying copy and diagrams describing the design and engineering features of the Black Knight TI 162 titanium irons. The Left of the brochure is a picture of Gary Player Swinging a golf club and the line "WHAT DID WE GET WHEN WE COMBINED THE WORLDS BEST "PLAYER" WITH THE WORLD'S BEST DESIGNED IRONS?" placed above it.

Inside Back Cover:

A collage of some of the Company's marketing images from its direct response television commercials, telesales, direct mail brochures and Internet website. The Gary Player Black Knight logo appears in the top left corner.

================================================================================
       No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                                -----------------

                                TABLE OF CONTENTS




                                                Page
                                                ----
Prospectus Summary .......................        3
Risk Factors .............................        7
Use of Proceeds ..........................       16
Dilution .................................       18
Capitalization ...........................       19
Dividend Policy ..........................       19
Selected Financial Data ..................       20
Management's Discussion and Analysis
   of Results of Operations and Financial
   Condition .............................       21
Business .................................       26
Management ...............................       36
Principal Stockholders ...................       42
Certain Transactions .....................       44
Description of Securities ................       45
Shares Eligible for Future Sale ..........       47
Underwriting .............................       48
Legal Matters ............................       50
Experts ..................................       50
Additional Information ...................       50
Index to Financial Statements ............      F-1


                                -----------------

       Until       , 1998 (25 days after the date of this Prospectus) all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.
================================================================================

================================================================================

                             GARY PLAYER GOLF, INC.







                                1,600,000 Shares

                                  Common Stock










                                ----------------
                                   PROSPECTUS
                                ----------------










                          Whale Securities Co., L.P.







                                       , 1998
================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

     The Registrant's Certificate of Incorporation and its Bylaws provide that the Registrant may indemnify each director, officer and employee of the Registrant to the full extent permitted by law, as the same exists or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of the duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

     The Registrant has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director of the Registrant and certain officers of the Registrant (the "Indemnitees"). Pursuant to the terms and conditions of the Indemnity Agreements, the Registrant indemnified each Indemnitee against any amounts which he or she becomes legally obligated to pay in connection with any claim against him or her based upon any action or inaction which he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of the Registrant or its subsidiaries, provided, however, that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, had no reasonable cause to believe Indemnitee's Conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Document                                                                    Exhibit Number
----------                                                                 ---------------
Registrant's Amended and Restated Certificate of Incorporation ..........        3.1
Registrant's Bylaws .....................................................        3.2
Registrant's Form of Indemnification Agreement ..........................       10.1

Item 25. Other Expenses of Issuance and Distribution


     The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee, the Nasdaq Small Cap fee and the Pacific Stock Exchange fee:


    Registration fee -- Securities and Exchange Commission .........    $    5,276
    NASD filing fee ................................................         2,288
    Nasdaq SmallCap fee ............................................         9,129
    Accounting fees and expenses ...................................       150,000
    Legal fees and expenses (other than blue sky) ..................       285,000
    Blue sky fees and expenses, including legal fees ...............        60,000
    Printing; stock certificates ...................................       140,000
    Transfer agent and registrar fees ..............................         5,000
    Consulting fees ................................................        30,000
    Non-accountable expense allowance ..............................       336,000
    Miscellaneous ..................................................         3,307
                                                                        ----------
         Total .....................................................    $1,026,000
                                                                        ==========


Item 26. Recent Sales of Unregistered Securities

     All shares of Common Stock and the exercise price of warrants and options have been adjusted to reflect a 1.810246525-for-1 stock split in August 1996 and a 1-for-2 reverse stock split to be effected prior to the effective date of this Registration Statement.


     In November 1995, the Company issued (i) 181,024 shares of Common Stock for $250.00 to each of Alfonso J. Cervantes, Jr., Peter W. Damisch, Barry Dickstein and Norman A. Kunin and (ii) an aggregate of 191,579 shares of Series A Convertible Preferred Stock to six shareholders (the "Rhino Stockholders") of Rhino Marketing, Inc. ("Rhino") in exchange for 100% of the outstanding capital stock of Rhino, all in connection with the initial capitalization of the Company. In connection with the offering, (i) each of the stockholders represented to the Company, and the Company believed, that each investor was an "Accredited Investor" (as that term is defined under Regulation D promulgated under the Securities Act), (ii) the certificates representing the securities contain an appropriate restrictive legend regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.



     In November 1995, the Company issued warrants to purchase an aggregate 271,536 shares of Common Stock at an exercise price of $2.21 per share to Robert Murphy Living Trust, Gargoyle Productions Ltd., Retirement Trust, Futura Investments Inc., Defined Benefit Pension Plan and Forest Lake Associates. These warrants were issued as additional consideration for a loan made to the Company by these persons through Futura Investments, Inc. (the "Futura Loan") in the principal amount of $210,000. In connection with the offering, (i) each of these persons has represented to the Company, and the Company believed, that each person was an Accredited Investor, (ii) the certificates representing the securities contain appropriate restrictive legends regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     From December 1995 through April 1996, the Company issued to 22 purchasers units (the "Rhino Acquisition Units") comprised of an aggregate of $800,000 in notes and warrants to purchase an aggregate of 188,265 shares of Common Stock at an exercise price of $2.21 per share. The Rhino Acquisition Units were issued to raise capital to satisfy a condition subsequent (the "Post Closing Conditions") to which the Company agreed in connection with its acquisition of Rhino. In January 1997, the Company issued 75,000 Class A Warrants to 16 of the purchasers who purchased the Rhino Acquisition Units as consideration for their agreement to extend the maturity date of the promissory notes included in the Rhino Acquisition Units. Each "Class A Warrant" represents the right to purchase one-half share of Common Stock for $4.00 per share. In connection with the offering, (i) each of the purchasers represented to the Company, and the Company believed, that each purchaser was an Accredited Investor, (ii) the certificates representing the securities contain appropriate restrictive legends regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     In connection with the offering of Rhino Acquisition Units, the Company issued warrants to purchase 51,795 shares of Common Stock at an exercise price of $2.21 per share to eight consultants who assisted the Company in locating investors in the offering. The Company and/or its principal executive officers or directors had a preexisting relationship with each of the consultants and, based on this relationship, the Company reasonably concluded and believed that each of the consultants was a sophisticated purchaser and was acquiring the securities for themselves and not for other persons. Each consultant had adequate access, through their employment or other relationships, to sufficient information about the Company to make an informed investment decision. Each of the warrant certificates issued to the consultants includes a legend providing that neither the warrants nor the common stock issuable upon their exercise have been registered under the Securities Act, and may not be transferred in the absence of an effective registration statement or unless an exemption from registration is available. Further, the Company did not engage in any general advertisement or general solicitation in connection with the issuance of the warrants. Based on the foregoing, the issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     In April 1996, the Company issued warrants to purchase 12,671 shares of Common Stock at an exercise price of $2.21 per share to John McKey as compensation for consulting services performed for the Company consisting of the promotion of the Company's business and the investigation of strategic acquisitions. Mr. McKey has represented to the Company, and the Company believed, that Mr. McKey was an Accredited Investor, and the certificate representing the securities issued to Mr. McKey contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.



     In June 1996, the Company issued an aggregate of 402,027 shares of Common Stock upon the automatic conversion of outstanding Series A Convertible Preferred Stock in accordance with the Company's Certificate of Incorporation. The issuance of these securities was made without payment to the Company of any additional consideration and therefore was not a "sale" within the meaning of, and not subject to, Section 5 of the Securities Act.



     In June 1996, the Company issued an aggregate of 26,378 shares of Common Stock to the Rhino Stockholders, who the Company believed were all Accredited Investors, in consideration of their agreement to extend the date by which the Company was required to satisfy the Post Closing Conditions. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     In June 1996, the Company issued options to purchase an aggregate of 20,750 shares of Common Stock to six employees at an exercise price of $4.00 per share. The Company believed that each of the employees was a sophisticated investor. Each of the employees had adequate access, through their employment and other relationships with the Company, to sufficient information about the Company to make an informed investment decision. The certificates representing these options contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     From June 1996 to August 1997, the Company issued an aggregate of 572,649.25 shares of Series B Convertible Preferred Stock at a price of $3.33 per share to 76 purchasers, of which 85,937 shares were purchased through the conversion of $286,170 of outstanding indebtedness (the "Series B Offering"). In connection with the Series B Offering, each of the purchasers represented to the Company, and the Company believed, that he was a "Qualified Purchaser" (as that term is defined under Section 25102(n) of the California Corporations
Code), and the certificates representing the securities issued to the purchasers contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 3(b) of the Securities Act and Regulation CE promulgated thereunder.


     In connection with the Series B Offering, the Company issued as compensation to consultants who assisted the Company in locating investors in the offering (i) an aggregate of 2,500 shares of Common Stock to Andrew Pollet valued at $5, and (ii) 137,450 Class A Warrants to 19 consultants. The Company believed that each of the consultants was a sophisticated investor. The consultants had adequate access to sufficient information about the Company, including all of the information contained in the private placement memorandum used in the Series B Offering, to make an informed investment decision. The certificates representing the securities issued to the consultants contain appropriate restrictive legends regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     In July 1996, the Company issued 25,000 shares of Common Stock valued at $50 to American Growth Fund I L.P. ("American Growth") as additional consideration for a $250,000 loan (the "AGF Loan") made by American Growth to the Company. In April 1997, the Company issued an additional 12,500 shares of Common Stock valued at $100,000 to American Growth in consideration of the extension of the maturity date of the AGF Loan. American Growth represented to the Company, and the Company believed, that American Growth was an Accredited Investor, and the certificates representing the securities issued to American Growth contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as transactions not involving any public offering.


     In May 1998, the Company agreed, effective upon consummation of this offering, to issue to American Growth 15,306 shares of Common Stock in exchange for the cancellation of $75,000 of the AGF Loan. American Growth has represented to the Company, and the Company believes, that American Growth is an Accredited Investor and that it will acquire the securities for its own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. The certificates representing the securities to be issued to American Growth will contain appropriate restrictive legends regarding resale. No underwriting fees, brokerage or other fees or commissions will be paid in connection with this exchange. The issuance and sale of these securities will be made in reliance on
Section 3(a)(9) of the Securities Act as a security exchanged by the Company with an existing security holder exclusively.


     In July and October 1996, the Company issued an aggregate of 50,000 shares of Common Stock valued at $100 to John Pike, the Company's then Chief Executive Officer and, by virtue of his position with the Company, an Accredited Investor, as compensation for employment services. The certificates representing these securities contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     In July 1996, the Company issued 10,000 Class A Warrants to Robert Rein, a stockholder of the Company and a partner in the law firm Saphler, Rein & Walden, which serves as legal counsel to the Company, as additional consideration for a $100,000 loan made to the Company by Mr. Rein. Mr. Rein has represented to the Company, and the Company believed, that Mr. Rein was an Accredited Investor, and the certificates representing these securities contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     From August 1996 to October 1996, the Company issued an aggregate of 75,000 Class A Warrants to John Pike, Marco Garcia, James Braden and William Bennetti, employees of the Company, as compensation for employment services. The Company believed that each of the employees was a sophisticated purchaser. Each of the employees had adequate access, through their employment and other relationships with the Company, to sufficient information about the Coompany to make an informed investment decision. The certificates representing the securities issued to the employees contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In October 1996, the Company issued 10,000 Class A Warrants to Alex Trebek as compensation for his appearance as a spokesperson in a corporate video produced by the Company. Mr. Trebek represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In December 1996, the Company issued 22,500 Class A Warrants to Racada Corporation, a corporation owned by Robert Rein, a stockholder of the Company and a partner in the law firm of Saphier, Rein & Walden, which serves as legal counsel to the Company. Mr. Rein has represented to the Company, and the Company believed, that Mr. Rein was an Accredited Investor. The warrants were issued as compensation for business and financial consulting services performed for the Company by Racada Corporation pursuant to a written Consulting Agreement, dated October 11, 1996. The Company disclosed in the Consulting Agreement that the warrants were subject to restrictions on transfer. The Company believed that Racada Corporation would be acquiring the securities for itself and not for other persons. The value of the services provided by Racada Corporation and the value of all issuances of securities of the Company made in reliance on the exemption afforded by Rule 701 under the Securities Act during the 12 months preceding the issuance to Racada Corporation was less than $500,000. The warrant certificate issued to Racada Corporation includes a legend providing that neither the warrants nor the common stock issuable upon their exercise have been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of an effective registration statement or unless an exemption from registration is available. The Company did not engage in any general advertisement or general solicitation in connection with the issuance of the securities to Racada Corporation. Based on the foregoing, the issuance and sale of these securities was made in reliance on Rule 701 as securities issued pursuant to a written compensation contract with a consultant.

     In December 1996, the Company issued an aggregate of 25,000 shares of Common Stock valued at $50 to Futura Investments Inc. Defined Benefit Pension Plan, Robert Murphy IRA, City National Bank Custodian, and Gargoyle Productions Ltd. Retirement Trust (the "BMT Stockholders") in consideration of an extension of the maturity date of a promissory note evidencing a loan (the "BMT Loan") in the principal amount of $400,000 made by the BMT Stockholders to the Company in June 1996. In August and October 1997, the Company issued an aggregate of 50,000 Class B Warrants valued at $240,000 and 25,000 Class B Warrants valued at $195,000, respectively, to Forest Lake Associates, Alex Trebek, Trustee of the Gargoyle Productions, Ltd. Retirement Trust and City National Bank, Trustee for the Murphy Living Trust, all affiliates of the BMT Stockholders, in consideration of two additional extensions of the maturity date of the BMT Loan. Each "Class B Warrant" entitles the holder to purchase one-half share of Common Stock for $.20. Each of the BMT Stockholders has represented to the Company, and the Company believed, that it was an Accredited Investor, and the certificates representing the securities issued to the BMT Stockholders and their affiliates contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as transactions not involving any public offering.

     In December 1996 and March 1997, the Company issued an aggregate of 25,000 shares of Common Stock valued at $50 to John Pike, the Company's then Chief Executive Officer and, by virtue of his position with the Company, an Accredited Investor, as consideration for Mr. Pike's personal guaranty of the Company's obligations under an agreement with its credit card processor. The certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.


     In January 1997, the Company issued 7,500 shares of Common Stock valued at $15 to Rescor, Inc. as compensation for consulting services provided by Rescor, Inc. to the Company consisting of administrative and management services. Rescor, Inc. is a corporation wholly-owned by Donald Bergman, a former director of the Company who was serving on the board of directors at the time of the issuance. Accordingly, by virtue of Mr. Bergman's position with the Company, Rescor, Inc. was an Accredited Investor at the time of the issuance. The Company believed that Rescor, Inc. was acquiring the securities for itself and not for other persons. The Common Stock certificate issued to Rescor, Inc. includes a legend providing that the securities have not been registered under the Securities Act, and may not be transferred in the absence of an effective registration statement or unless an exemption from registration is available. Further, the Company did not engage in any general advertisement or general solicitation in connection with the issuance of the securities to Rescor, Inc. Based on the foregoing, the issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In January 1997, the Company issued 15,000 Class A Warrants to John McKey in consideration of the extension of the maturity date of a loan made by Mr. McKey to the Company in the principal amount of $100,000. Mr. McKey has represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing the securities issued to Mr. McKey contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as transactions not involving any public offering.

     In March 1997, the Company issued an aggregate of 15,000 Class B Warrants to Forest Lake Associates, Alex Trebek and the Robert Murphy Living Trust as consideration for their guaranties of the Company's obligations under a promissory note evidencing a loan made to the Company by City National Bank in March 1997. Each of these purchasers has represented to the Company, and the Company believed, that it was an Accredited Investor, and the certificates representing the securities issued to the purchasers contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In April 1997, the Company issued 6,000 shares of Common Stock to Steve Garvey for $120 and for promotional services provided by Mr. Garvey to the Company valued at $30,000. Mr. Garvey has represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing the securities issued to Mr. Garvey contains an appropriate restrictive legend against resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     From May 1997 to September 1997, the Company issued an aggregate of 223,400 shares of Common Stock at a price of $5.00 per share to 23 purchasers (the "May 1997 Offering"). In connection with the offering, (i) each of these purchasers represented to the Company, and the Company believed, that it was a Qualified Purchaser, (ii) the certificates representing the securities issued to the purchasers contain an appropriate restrictive legend regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 3(b) of the Securities Act and Regulation CE promulgated thereunder.


     In connection with the May 1997 Offering, the Company issued as compensation to consultants who assisted the Company in locating Investors in the offering (i) an aggregate of 21,490 Class A Warrants valued at $21,490 to each of Steven Sparks, a director of the Company, and Private Equity Partners, L.L.C., and (ii) 250 shares of Common Stock valued at $1,250 to each of Michael Frellich and Arnold Cooperman. In addition to its relationship with Steven Sparks, who was a director of the Company and, by virtue of his position with the Company, an Accredited Investor at the time of the issuance, the Company had a preexisting relationship with each of the other consultants who received securities in the issuance. Based on the Company's relationship with each of the consultants, the Company believed that each of the consultants was a sophisticated purchaser and was acquiring the securities for itself and not for other persons. Each of the certificates representing the securities issued to the consultants includes a legend providing that the securities have not been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of an effective registration statement or unless an exemption from registration is available. Further, the Company did not engage in any general advertisement or general solicitation in connection with the issuance of the securities to these consultants. Based on the foregoing, the issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In June 1997, the Company issued 12,500 Class A Warrants valued at $6,250 to Richard Casey as compensation for business and financial consulting services performed for the Company. Mr. Casey has represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing the securities issued to Mr. Casey contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In June 1997 and November 1997, the Company issued an aggregate of 45,000 Class A Warrants valued at $67,500 to Robert Friedland, a director of the Company and, by virtue of his position with the Company, an Accredited Investor, as compensation for management services performed for the Company. The certificates representing the securities issued to Mr. Friedland contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as transactions not involving any public offering.

     From September 1997 to April 1998, the Company issued an aggregate of 52,375 shares of Common Stock at a price of $8.00 per share to 20 purchasers (the "September 1997 Offering"). In connection with the September 1997 Offering, (i) each of the stockholders represented to the Company, and the Company believed, that it was a Qualified Purchaser, (ii) the certificates representing these securities contain an appropriate restrictive legend regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 3(b) of the Securities Act and Regulation CE promulgated thereunder.

     In connection with the September 1997 Offering, the Company issued 250 shares of Common Stock valued at $2,000 to Monte A. Stern as consideration for assistance to the Company in locating investors in the offering. Mr. Stern has represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In November 1997, the Company issued 6,250 shares of Common Stock valued at $50,000 to Anthony Tesoro as compensation for corporate finance and new business development services performed for the Company. Mr. Tesoro has represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In November 1997, the Company issued 10,000 Class A Warrants valued at $20,000 to James Robertson for computer modeling services performed for the Company. The Company and Alfonso J. Cervantes, Jr., the Company's Chief Executive Officer and director, had a preexisting relationship with Mr. Robertson at the time of the issuance. Mr. Robertson has performed computer modeling services for the Company from time to time since inception, and Mr. Robertson has also performed such services for other business in which Mr. Cervantes has been involved. Based on the foregoing, the Company believed that Mr. Robertson was a sophisticated purchaser and that he would be acquiring the securities for himself and not for other persons. Mr. Robertson had adequate access, through his relationship with the Company, to sufficient information about the Company to make an informed investment decision. The Common Stock certificate issued to Mr. Robertson includes a legend providing that the securities have not been registered under the Securities Act, and may not be transferred in the absence of an effective registration statement or unless an exemption from registration is available. Further, the Company did not engage in any general advertisement or general solicitation in connection with the issuance of the securities to Mr. Robertson. Based on the foregoing, the issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In November 1997, the Company issued 20,000 shares of Common Stock valued at $160,000 to Robert Rein as consideration for his agreement to extend the maturity date of two promissory notes evidencing loans made to the Company by Mr. Rein in June and October 1996. Mr. Rein represented to the Company, and the Company believed, that he was an Accredited Investor, and the certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In November 1997, the Company issued 15,000 Class A Warrants to Joseph DePanfilis, the Company's Chief Financial Officer, and, by virtue of his position with the Company, an Accredited Investor, as compensation for employment services. The certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     From November 1997 through March 1998, the Company obtained loans (the "1998 Loans") from ten lenders in the aggregate amount of $880,000. In connection with the loans, the Company issued to the lenders an aggregate of 44,000 shares of Common Stock which the Company valued at $352,000. In connection with these loans, (i) each of the lenders represented to the Company, and the Company believed, that he was an Accredited Investor, (ii) the certificates representing these securities contain an appropriate restrictive legend regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In connection with the 1998 Loans, the Company issued an aggregate of 44,000 shares of Common Stock valued at $352,000 to Steven Sparks, a director of the Company, and Sparks Financial, Inc., a corporation wholly-owned by Mr. Sparks, as consideration for assistance to the Company in locating the lenders. By virtue of his position with the Company, Mr. Sparks and Sparks Financial, Inc. are Accredited Investors. The certificates representing these securities contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In November 1997, the Company issued 17,500 shares of Common Stock valued at $140,000 to Alfonso J. Cervantes, Jr., the Company's Chief Executive Officer, and by virtue of his position with the Company, an Accredited Investor and 8,750 shares of Common Stock valued at $70,000 to Norman A. Kunin, a founder and former executive officer of the Company, who the Company believes is an Accredited Investor, as consideration for their personal guarantees of the Company's obligations under certain promissory notes evidencing amounts owed by the Company in the aggregate principal amount of $750,000 for Mr. Cervantes and $450,000 for Mr. Kunin. The certificates representing these securities contain an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In November 1997, the Company issued 2,500 shares of Common Stock valued at $20,000 to Robert Friedland, a director of the Company, and by virtue of his position with the Company, an Accredited Investor, in connection with a loan made to the Company by Mr. Friedland in the principal amount of $40,000. The certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In January 1998, the Company issued 3,000 Class A Warrants to Sharna Dixon, the Company's Controller, as compensation for employment services. The Company believed that Ms. Dixon was a sophisticated investor. Ms. Dixon had adequate access, through her employment and other relationships with the Company, to sufficient information about the Company to make an informed investment decision. The certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In March 1998, the Company issued 3,400 shares of Common Stock valued at $27,200 to Joseph DePanfilis, the Company's Chief Financial Officer, and, by virtue of his position with the Company, an Accredited Investor, as consideration for loans aggregating of $76,000 made to the Company by Mr. DePanfilis. The certificate representing these securities contains an appropriate restrictive legend regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In March 1998, the Company obtained a secured loan (the "March Loan") in the amount of $1,000,000 from Jack Cancellieri. In connection with the loan, the Company issued 76,250 shares of Common Stock to Mr.

Cancellieri which the Company valued at $610,000. If the number of shares issued to Mr. Cancellieri (as adjusted for any stock dividend, reverse stock split or stock split prior to the Offering) multiplied by the initial public offering price shall be different than $610,000, Mr. Cancellieri and the Company have agreed to adjust the number of shares so that the number of shares shall equal $610,000 divided by the initial public offering price. In addition, the Company has agreed to issue an additional 6,250 shares of Common Stock on the last day of each calendar month, commencing the month of August 1998, that the loan shall not have been repaid. The Company issued 6,250 shares of Common Stock to Mr. Cancellieri in August 1998 pursuant to this provision. In connection with the offering, (i) Mr. Cancellieri represented to the Company, and the Company believed, that he was an Accredited Investor, (ii) the certificates representing the securities issued to Mr. Cancellieri contain an appropriate restrictive legend regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The Company paid a finder's fee of $125,000 to Barry Grumman in connection with this loan. Prior to the date of this Prospectus, the Company will issue 100,000 shares of Common Stock in exchange for the cancellation of $400,000 principal amount of the March Loan. In connection with this exchange, Mr. Cancellieri represented to the Company, and the Company believes, that Mr. Cancellieri is an Accredited Investor and that he is acquiring the securities for his own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. No underwriting fees, brokerage or other fees of commissions will be paid in connection with the exchange. The certificates representing the securities will contain appropriate restrictive legends regarding resale. The issuance of these securities will be made in reliance on Section 3(a)(9) of the Securities Act as a security exchanged by the Company with an existing security holder exclusively.

     In May 1998, the Company obtained secured loans (the "May Loans") in the aggregate amount of $1,450,000 from Thomas Gallagher, Ritch Gaiti, Augustine Fund, LP., IAC, Higgins Family LP., Corporate Communications Network, Inc., Stephen E. Hoffman and William Schuler. In connection with these loans, the Company issued an aggregate of 90,625 shares of Common Stock to the lenders which the Company valued at $725,000. If the number of shares issued to lenders (as adjusted for any stock dividend, reverse stock split or stock split prior to the public offering) multiplied by the initial public offering price shall be different than $725,000, the lenders and the Company have agreed to adjust the number of shares so that the number of shares shall equal $725,000 divided by the initial public offering price. In addition, the Company has agreed to issue an additional 10,272 shares of Common Stock on September 30, 1998 and November 30, 1998 if the loans shall not have been repaid. In connection with these loans, (i) each lender represented to the Company, and the Company believed, that he was an Accredited Investor, (ii) the certificates representing the securities issued to the lenders contain an appropriate restrictive legend regarding resale, and (iii) the Company did not engage in any general solicitation or general advertisement. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The Company paid a finder's-fee of $130,000 to Stone Pine Capital in connection with these loans. Prior to the date of this Prospectus, the Company will issue an aggregate of 206,250 shares of Common Stock in exchange for the cancellation of $825,000 principal amount on the May Loans. In connection with this exchange, each of the persons or entities represented to the Company, and the Company believes, that he or it is an Accredited Investor and that he or it is acquiring the securities for his or its own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. No underwriting fees, brokerage or other fees or commissions will be paid in connection with the exchange. The certificates representing the securities will contain appropriate restrictive legends regarding resale. The issuance of these securities will be made in reliance on Section 3(a)(9) of the Securities Act as a security exchanged by the Company with existing security holders exclusively.

     Prior to the date of the Prospectus, the Company will issue an aggregate of 81,122 shares of Common Stock in exchange for the cancellation of $397,500 amount of principal and accrued interest on the 1998 Loans to Anthony J. Tesoro, Chuck Burtzloff as trustee for the Burtzloff Family Trust, Stephen R. Pate, PacWest Group, JHS, LLC, Dan Sandel, the William Bickley Family Trust and James M. Agate. In connection with this exchange, each of the persons represented to the Company, and the Company believes, that he is an Accredited Investor and that such person is acquiring the securities for his own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. No underwriting fees, brokerage or other fees or commissions will be paid in connection with the exchange. The certificates representing the securities issued to these persons will contain appropriate restrictive legends regarding resale. The issuance and sale of these securities will be made in reliance on Section 3(a)(9) of the Securities Act as a security exchanged by the Company with its existing security holders exclusively.

     Prior to the date of the Prospectus, the Company will issue an aggregate of approximately 175,109 shares of Common Stock in exchange for 1,050,655 Class A Warrants held by approximately 71 warrant holders of the

Company. In connection with this exchange, each of the warrant holders represented to the Company that he was an Accredited Investor and/or that such person had a pre-existing personal or business relationship with one or more of the Company's officers or directors and had the knowledge and experience in financial and business matters that enabled such person to evaluate the merits and risks of the investment in the securities and in protecting such persons interest in the transaction. The Company believes that each of the warrant holders is an Accredited Investor and/or a sophisticated purchaser. Each of the warrant holders represented to the Company that such person was acquiring the securities for its own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. No underwriting fees, brokerage or other fees or commissions were paid in connection with the exchange. The certificates representing the securities to be issued to these persons will contain appropriate restrictive legends regarding resale. The issuance and sale of these securities will be made in reliance on Section 3(a)(9) of the Securities Act as a security exchanged by the Company with its existing security holders exclusively.

     In July 1998, the Company issued 2,500 shares of Common Stock to Frank Norton, as part of the consideration for software developed by Mr. Norton for the Company. In June 1998, Frank Norton became the Company's Director of Management Information Services. In connection with this issuance, the Company believed that Mr. Norton was a sophisticated investor. Mr. Norton had adequate access, through his employment or other relationships with the Company, to sufficient information about the Company to make an informed investment decision. Mr. Norton represented to the Company that he was acquiring the securities for his own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. The certificates representing the securities issued to Mr. Norton contain appropriate restrictive legends regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     In July 1998, the Company issued 10,000 shares of Common Stock to Robert Rein, Esq., of the law firm of Saphier, Rein & Walden, who serves as legal counsel to the Company, in consideration of legal services rendered by Mr. Rein. In connection with this issuance, Mr. Rein represented to the Company, and the Company believed, that he was an Accredited Investor. In addition, Mr. Rein represented to the Company that he was purchasing the securities for his own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. The certificates representing the securities issued to Mr. Rein contain appropriate restrictive legends regarding resale. The issuance and sale of these securities was made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     Prior to the date of the Prospectus, the Company will issue to Richard Casey 18,674 shares of Common Stock in exchange for the cancellation of $91,500 of principal and accrued interest. In connection with this issuance, Mr. Casey represented to the Company, and the Company believes, that he is an Accredited Investor and that he is acquiring the securities for his own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. The certificates representing the securities to be issued to Mr. Casey will contain appropriate restrictive legends regarding resale. No underwriting fees, brokerage or other fees or commissions will be paid in connection with this exchange. The issuance and sale of these securities will be made in reliance on Section 3(a)(9) of the Securities Act as a security exchanged by the Company with an existing security holder exclusively.

     Effective immediately prior to the effective date of this Registration Statement, the Company will issue 571,429 shares of Common Stock to Gary Player Golf, Inc. ("GPG") as partial consideration for the acquisition by the Company of the assets of the golf equipment operations of GPG (the "Player Acquisition"). In connection with this issuance, GPG has represented to the Company, and the Company believes, that GPG is an Accredited Investor. In addition, GPG has represented to the Company that it will acquire the securities for its own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. The certificates representing the securities to be issued to GPG will contain appropriate restrictive legends regarding resale. The issuance and sale of these securities will be made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

     Prior to the date of this Prospectus, the Company will issue to Eurogolf Ltd. Hallard & Knight, Chase America and Shaifer & Olsen an aggregate of 41,837 shares of Common Stock in exchange for the cancellation of $205,000 of liabilities to be assumed by the Company in the Player Acquisition. In connection with this exchange, each of the entities represented to the Company, and the Company believes, that it is an Accredited Investor and that such entity is acquiring the securities for its own account for investment purposes and not with a view to or for sale in connection with any distribution of the securities. The certificates representing these securities will contain approprate rrestrictive legends regarding resale. The issuance and sale of these securities will be made in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering.

Item 27. Exhibits.






Exhibit
Number                                              Exhibit Description
--------   ----------------------------------------------------------------------------------------------------
 1.1       Form of Underwriting Agreement.
 1.2       Form of Underwriter's Warrant Agreement, including form of warrant certificate.
 1.3       Form of Underwriter's Consulting Agreement.
 2.1       Asset Purchase Agreement, dated November 1, 1997, by and between the Registrant and the Gary
           Player Group, Inc., as amended.*
 3.1       Proposed Form of Amended and Restated Certificate of Incorporation of Registrant.*
 3.2       Bylaws of Registrant.*
 4.1       Specimen Stock Certificate of Common Stock of Registrant.*
 5.1       Opinion and Consent of Troop Meisinger Steuber & Pasich, LLP.*
10.1       Form of Indemnification Agreement.*
10.2       Standard Sublease Agreement, dated as of January 20, 1995, between Comstream Corporation and
           Rhino Marketing Inc.*
10.3       Form of Proposed 1998 Stock Option Plan.*
10.4       Employment Agreement between Registrant and Alfonso J. Cervantes, Jr.*
10.5       Employment Agreement between Registrant and Joseph J. White.*
10.6       Employment Agreement between Registrant and Joseph A. DePanfilis.*
10.7       Consulting Agreement, dated May 31, 1998, between Sparks Financial, Inc. and the Registrant.*
10.8       Consulting Agreement, dated May 31, 1998, between Robert Friedland and the Registrant.*
10.9       Consulting Agreement, dated May 31, 1998, between Marc B. Player and the Registrant.*
10.10      Player License Agreement, dated as of November 1, 1997, between Gary Player Group, Inc. and
           Gary Player.*
10.11      WSE License Agreement, dated as of November 1, 1997, between Gary Player Group, Inc. and
           World Services Establishment.*
10.12      Promissory Note, dated as of March 4, 1996, from Trilogy Capital Group, Inc. to the Registrant.*
10.13      Secured Promissory Note in the principal amount of $1,000,000, dated as of March 13, 1998, in favor of Jack Cancellieri.*
10.14      Form of Secured Promissory Note in favor of eight lenders in connection with loans aggregating
           $1,450,000.*
21.1       List of Subsidiaries of Registrant.*
23.1       Consent of Troop, Steuber, Pasich, Reddick & Tobey, LLP.
23.2       Consent of Grant Thornton LLP.
24.1       Power of Attorney (included in signature page).*
27.1       Financial Data Schedule.
99.1       Consent of Gary Player to be named in the Registration Statement.*
99.2       Consent of Joseph J. White to be named in the Registration Statement.*
99.3       Consent of Marc Player to be named in the Registration Statement.*



------------
* Previously filed.



Item 28. Undertakings.

     The undersigned Registrant hereby undertakes:

       (a) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

       (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


       (c) The undersigned registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 18, 1998.

                                          GARY PLAYER GOLF, INC.



                                          By: /s/ Alfonso J. Cervantes, Jr.
                                            -----------------------------------

                                            Alfonso J. Cervantes, Jr.
                                            President and Chief Executive
                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates stated.






              Signature                                      Title                               Date
              ---------                                      -----                               ----
    /s/ Alfonso J. Cervantes, Jr.                 President, Chief Executive Officer and     August 18, 1998
   -------------------------------                  Director
      Alfonso J. Cervantes, Jr.

               *                                  Chief Financial Officer and Secretary      August 18, 1998
   -------------------------------                  (Principal Financial and Accounting
      Joseph A. DePanfilis                           Officer)

               *                                  Director                                   August 18, 1998
   -------------------------------
      Robert J. Friedland

               *                                  Director                                   August 18, 1998
   -------------------------------
       Steven O. Sparks

*By: /s/ Alfonso J. Cervantes, Jr.
     -----------------------------
       Alfonso J. Cervantes, Jr.
         his Attorney-In-Fact


                                 EXHIBIT INDEX






Exhibit
Number                                              Exhibit Description
-------                                             -------------------
 1.1       Form of Underwriting Agreement.
 1.2       Form of Underwriter's Warrant Agreement, including form of warrant certificate.
 1.3       Form of Underwriter's Consulting Agreement.
 2.1       Asset Purchase Agreement, dated November 1, 1997, by and between the Registrant and the Gary
           Player Group, Inc., as amended.*
 3.1       Proposed Form of Amended and Restated Certificate of Incorporation of Registrant.*
 3.2       Bylaws of Registrant.*
 4.1       Specimen Stock Certificate of Common Stock of Registrant.*
 5.1       Opinion and Consent of Troop Meisinger Steuber & Pasich, LLP.*
10.1       Form of Indemnification Agreement.*
10.2       Standard Sublease Agreement, dated as of January 20, 1995, between Comstream Corporation and
           Rhino Marketing Inc.*
10.3       Form of Proposed 1998 Stock Option Plan.*
10.4       Employment Agreement between Registrant and Alfonso J. Cervantes, Jr.*
10.5       Employment Agreement between Registrant and Joseph J. White.*
10.6       Employment Agreement between Registrant and Joseph A. DePanfilis.*
10.7       Consulting Agreement, dated May 31, 1998, between Sparks Financial, Inc. and the Registrant.*
10.8       Consulting Agreement, dated May 31, 1998, between Robert Friedland and the Registrant.*
10.9       Consulting Agreement, dated May 31, 1998, between Marc B. Player and the Registrant.*
10.10      Player License Agreement, dated as of November 1, 1997, between Gary Player Group, Inc. and
           Gary Player.*
10.11      WSE License Agreement, dated as of November 1, 1997, between Gary Player Group, Inc. and
           World Services Establishment.*
10.12      Promissory Note, dated as of March 4, 1996, from Trilogy Capital Group, Inc. to the Registrant.*
10.13      Secured Promissory Note in the principal amount of $1,000,000, dated as of March 13, 1998, in favor of Jack Cancellieri.*
10.14      Form of Secured Promissory Note in favor of eight lenders in connection with loans aggregating
           $1,450,000.*
21.1       List of Subsidiaries of Registrant.*
23.1       Consent of Troop, Steuber, Pasich, Reddick & Tobey, LLP.
23.2       Consent of Grant Thornton LLP.
24.1       Power of Attorney (included in signature page).*
27.1       Financial Data Schedule.
99.1       Consent of Gary Player to be named in the Registration Statement.*
99.2       Consent of Joseph J. White to be named in the Registration Statement.*
99.3       Consent of Marc Player to be named in the Registration Statement.*



------------
* Previously filed.